Kelly Pendergast Carr Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3720 kcarr@chapman.com

August 21, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	TCG Strategic Income Fund File No. 333-287783

Dear Ms. Smiley:

This letter responds to your comments regarding the registration statement filed on Form N-2 for the TCG Strategic Income Fund (the “Registrant”) with the Staff of the Securities and Exchange Commission (the “Staff”) on June 4, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Prospectus – Cover Page, pages 1-4

The Cover Page is currently comprised of 4 pages, including information that is not required by Form N-2. Instruction 2 to Item 1 of Form N-2 permits inclusion of other information if it does not impede understanding of the required information by, among other things, “the quantity” of such additional information. Please shorten the cover pages to remove extraneous information covered in the summary and elsewhere in the Registration Statement, including:

(a)	details related to the principal investment strategies in paragraphs 2 through 5 of the section entitled “Principal Investment Strategies”;

(b)	the second paragraph of the section entitled “Risks”; and

(c)	the section entitled “Investment Adviser” on page 3.

Response to Comment 1

The referenced disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

August 21, 2025

Comment 2 – Prospectus – Cover Page, pages 1-4

On the second page of the Cover Page in the section entitled “Interval Fund/Repurchase Offers”, consider adding disclosure regarding the timing of the first anticipated repurchase offer.

Response to Comment 2

The referenced disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 3 – Prospectus – Summary of Terms, pages 1-12

The second paragraph of the section entitled “The Fund” on page 1 states in brackets that the Fund intends to apply for exemptive relief to offer multiple classes. Please explain supplementally to the Staff if and when the Fund intends to apply for such exemptive relief.

Response to Comment 3

The Registrant filed an application for exemptive relief to offer multiple share classes on July 21, 2025. The Registration Statement has been updated accordingly.

Comment 4 – Prospectus – Summary of Terms, pages 1-12

The second paragraph of the section entitled “Investment Opportunities and Strategies” on page 1 states that the Fund leverages the expertise and experience of the Adviser. The section entitled “The Adviser” on page 1 states that the Adviser is newly formed but is an affiliate of the Tannenbaum Capital Group. Please reconcile the disclosure to clarify whether the Fund is relying on the newly formed Adviser or the experience of its affiliates. If the Adviser has not managed similar strategies, or has not managed a registered fund, please ensure that descriptions of the Adviser’s expertise and experience are qualified appropriately.

Response to Comment 4

Pursuant to the Staff’s comment, the Registration Statement has been revised to clarify that the Fund is relying on the expertise and experience of the principals of the Adviser, as reflected in Exhibit A. The Registrant notes that the Fund’s portfolio managers have experience managing similar strategies, which is reflected in the section entitled “Portfolio Management.”

August 21, 2025

Comment 5 – Prospectus – Summary of Terms, pages 1-12

The second paragraph of the section entitled “Investment Opportunities and Strategies” states that the Adviser prioritizes “credit investments with asset coverage.” In appropriate locations, discuss the types of assets that will serve as collateral, as well as the Adviser’s experience analyzing such assets and participating in workouts or restructurings.

Response to Comment 5

The above-referenced disclosure has been revised to remove the statement that the Adviser prioritizes credit investments with asset coverage, as reflected in Exhibit A. However, the Registrant has revised the disclosure to clarify the types of assets that will serve as collateral for the Fund’s private credit portfolio. With respect to the types assets that will serve as collateral, the Registrant directs the Staff to the following disclosure of the Registrant’s revised prospectus: “The Fund’s private credit portfolio will be primarily composed of privately originated debt collateralized by financial or physical assets, such as infrastructure, real estate, commercial finance (including equipment and aircraft leasing), royalty finance, receivables, and/or other tangible or intangible assets or issued to companies, which the Adviser assesses to have sufficient cash flow and/or enterprise value coverage” as well as to the descriptions of the asset coverage provided under the bullet points in the section entitled “Investment Strategies—Private Credit” included in the Registrant’s revised prospectus, as reflected in Exhibit A.

Comment 6 – Prospectus – Summary of Terms, pages 1-12

Page 1 discloses that the Fund is non-diversified which is not explained in the summary of principal strategies. The first paragraph on page 2 states that the Fund allocates assets “across a wide range of diversified credit strategies.” Please reconcile and explain that the Fund is non-diversified and what that means for the strategy and explain the difference between being non-diversified as to issuer but what the Fund means by investing in a wide range of “diversified credit strategies” in the summary and Item 8 as appropriate.

Response to Comment 6

The referenced disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 7 – Prospectus – Summary of Terms, pages 1-12

The third full paragraph discloses that the Fund seeks to deliver attractive risk-adjusted returns “in less correlated income streams to our investors.” Please explain what the phrase “less correlated income streams” means.

August 21, 2025

Response to Comment 7

The above-referenced disclosure has been removed, as reflected in Exhibit A.

Comment 8 – Prospectus – Summary of Terms, pages 1-12

The first sentence of the sub-section entitled “Private Credit” on page 2 states that private credit strategies focus on lending solutions “often secured by financial or physical assets.” There are different words used to verbally describe the amount of assets that will have collateral (page 2, second paragraph the word “principally” is used, and on page 2 “often” is used and page 17 uses the word “focused” to describe the assets with collateral). Please clarify the amount of assets that will be collateralized and harmonize the verbal descriptors used to describe generically the quantity of such collateralized assets.

Response to Comment 8

The referenced disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 9 – Prospectus – Summary of Terms, pages 1-12

The first bullet point under the sub-section entitled “Liquid Credit” on page 3 states that the Fund focuses on “high yield corporate bonds” and leveraged loans providing a balance between income generation, capital preservation and liquidity. Please add a descriptor after “high yield corporate bonds” to identify those as junk bonds or lower rated bonds. Also, please supplementally explain to the Staff and disclose, as appropriate, how high yield corporate bonds and leveraged loans provide capital preservation.

Response to Comment 9

The referenced disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A. Disclosure regarding high yield corporate bonds and leveraged loans providing capital preservation has been removed.

Comment 10 – Prospectus – Summary of Terms, pages 1-12

The fourth bullet point under the sub-section entitled “Liquid Credit” on page 3 describes temporary investments. Please explain supplementally to the Staff whether the temporary investments are limited to investments in lieu of Liquid Credit investments and if not, consider moving this discussion to a separate heading applicable to the Fund as a whole.

August 21, 2025

Response to Comment 10

The referenced disclosure has been revised to be a separate heading in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 11 – Prospectus – Summary of Terms, pages 1-12

The sub-section entitled “Other Investments” on page 3 describes other investments that the Fund could invest in subject to its investment objective and policies.

(a)	Please clarify whether these other investments are part of the Fund’s 80% policy or included within the 20% of other investments that the Fund could invest in.

(b)	If derivatives will be used as principal strategy, please identify with specificity the instruments that could be used and their purpose (i.e., to obtain synthetic exposure or for hedging purposes). Please include corresponding summary risk disclosure as appropriate.

(c)	Please clarify whether dividend-paying equities are included in the Fund’s 80% policy as preferred securities and convertible bonds are described as part of the Fund’s liquid credit on page 3.

Response to Comment 11

Please refer to the Registrant’s responses below, as reflected in Exhibit A:

(a)	The Registrant confirms that “Other Investments” are included in the Fund’s 80% investment policy and that anything that meets such investment policy is intended to apply, which may include “other investment opportunities as deemed appropriate by the Adviser.”

(b)	The Registrant confirms that derivatives will not constitute a principal investment strategy of the Fund. The Registrant has removed disclosure regarding derivatives from the Fund’s principal investment strategies. However, the Registrant continues to disclose its ability to invest in derivatives in its statement of additional information.

(c)	The Registrant confirms that dividend-paying equity securities fall within the Fund’s 80% investment policy.

August 21, 2025

Comment 12 – Prospectus – Summary of Terms, pages 1-12

Please add summary disclosure describing material conflicts of interest the Adviser may have in managing the Fund and addressing the conflicts’ potential impact to the Fund and its investors. For example, the fourth paragraph of the section entitled “Leverage” on page 4 includes some risk disclosure regarding the use of leverage. If the use of leverage will increase the advisory fee to the Adviser consider disclosing that impact.

Response to Comment 12

The referenced disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A. The Registrant notes that the use of leverage will not increase the advisory fee to the Adviser, as the advisory fee will not be charged on assets attained through leverage.

Comment 13 – Prospectus – Summary of Terms, pages 1-12

The third paragraph of the section entitled “Management Fees” on page 4 discloses that the Fund will bear the equitable share paid to personnel of the Adviser and/or its affiliates. If the Adviser or Fund will utilize a resource sharing arrangement with its Affiliate(s) please explain supplementally to the Staff the nature of any such arrangement that, at a minimum, addresses the following:

(a)	Identify whether there is a written resource sharing agreement in place and provide the Staff with a copy of the agreement.

(b)	Identify each Affiliate that may provide investment management or trading services to the Fund.

(c)	Identify the country of organization of any such Affiliate that may provide investment or trading services to the Fund, how it is affiliated with the Adviser, whether the Affiliate is a registered entity with the Commission, and identify the owners of the Affiliate.

(d)	In your response, address: (i) the specific services the Affiliate and its employees will provide the Fund and why those services do not amount to advisory services provided to the Fund; (ii) the extent to which the Fund will depend on the Affiliate’s personnel and resources for investment opportunities; (iii) whether the Affiliate’s personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under section 202(a)(25) of the Investment Advisers Act of 1940; (iv) whether and what fees are paid to the Affiliate; (v) whether the Affiliate is considered a fiduciary with respect to the Fund; (vi) confirm that the records created by the portfolio managers required under the 1940 Act are records of the Fund and the location where they will be maintained.

August 21, 2025

(e)	Please explain if Affiliates of the Adviser are providing investment or trading services to the Fund subject to an agreement, why the agreement is not an investment advisory agreement subject to the 1940 Act.

(f)	Please explain if the Fund or Adviser are relying on any no-action relief with respect to any resource sharing arrangement between the Fund, the Adviser or any of the Adviser’s Affiliates.

Response to Comment 13

The Registrant’s Adviser confirms that all investment advisory services, trading services and investment advice will be provided by supervised persons of the Adviser. No investment advisory services, trading services nor investment advice will be provided to the Adviser or the Registrant by an affiliated entity of the Adviser. Certain of the Adviser’s supervised persons are separately engaged by certain of the Adviser’s registered investment adviser affiliates and supervised persons of such affiliate advisers, as well. The Registrant confirms that the records created by the Registrant’s portfolio managers that are required under the 1940 Act will be records of the Registrant and will be maintained at locations identified in Part C to the Registrant’s registration statement. The Adviser does not anticipate depending on its affiliates for investment opportunities. If the Staff grants the Registrant’s application for exemptive relief, we note that the Registrant may co-invest in certain opportunities alongside certain clients or accounts managed by the Adviser’s affiliates consistent with the terms of such relief and the procedures adopted pursuant to such relief.

The Adviser, pursuant to a separate administration agreement (the “Administration Agreement”), will provide certain administrative services to the Registrant, including, among other things, providing office facilities and equipment, clerical, bookkeeping, compliance and record keeping services, oversight of the Registrant’s service providers, assistance in accounting, investor relations, legal, compliance, operations, oversight of the preparation of the Registrant’s financial records and assistance in preparation of reports to the Registrant’s shareholders and amendments to the Registrant’s registration statement (the “Administrative Services”). Pursuant to the Administration Agreement, the Registrant will reimburse the Adviser for the costs associated with providing these services, including the Registrant’s equitable share paid to non-advisory personnel of the Adviser and/or its affiliates for the Administrative Services. The Adviser intends to enter into a resource sharing agreement for non-advisory, administrative services with one of its affiliates, TCG Services, LLC, a Delaware limited liability company (“TCG Services”). TCG Services will provide certain of the Administrative Services to the Registrant, on behalf of the Adviser, at cost to TCG Services, including the allocable portion of the equitable share paid to non-advisory personnel of TCG Services for the Administrative Services it performs. TCG Services will not be considered a fiduciary with respect to the Fund. Neither the Fund nor the Adviser intend to rely on any no action relief with respect to the resource sharing arrangement between the Adviser and TCG Services. The Registrant respectfully declines to provide the Staff with a copy of the Adviser’s resource sharing agreement. The Registration Statement has been revised to clarify the foregoing arrangements.

August 21, 2025

Comment 14 – Prospectus – Summary of Terms, pages 1-12

The section entitled “Co-Investment” on page 7 states that the Fund intends to apply for an exemptive order from the SEC to permit co-investments alongside other funds managed by the Adviser and affiliates. Please explain supplementally to the Staff when the Fund intends to apply for such investment relief and explain in the appropriate risk section the risks of not obtaining such an order.

Response to Comment 14

The Registrant expects to file its application for exemptive relief from the SEC to permit co-investments alongside other funds managed by the Adviser and affiliates in the next few weeks. The Adviser has added disclosure regarding the risks of not receiving such relief in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 15 – Prospectus – Summary of Terms, pages 1-12

The second sentence of the first paragraph of the section entitled “Risk Factors” beginning on page 10 discloses that the bullet points below are a summary “of some of the principal risks”. Please amend the third sentence to insert the word “principal” before the word “risks”. Disclosure included in response to Item 8.3 of Form N-2 should include a complete discussion of all of the principal risks of the Fund.

Response to Comment 15

The referenced disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 16 – Prospectus – Summary of Terms, pages 1-12

The second bullet point under the section entitled “Risk Factors” on page 10 states that because of the illiquidity and leveraged nature of some private credit loans could make them difficult to value and exit which could result in the Fund being concentrated in specific industries. Please reconcile this disclosure with the Fund’s stated fundamental policy in the Statement of Additional Information that the Fund will not concentrate and align the disclosure contained in response to Item 8.2 and 8.3 of Form N-2.

August 21, 2025

Response to Comment 16

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

●	Private credit loans, including those that are illiquid or highly leveraged, can be hard to value or exit and may require the Fund to liquidate positions at less than favorable prices to avoid concentrating the Fund’s exposure in specific industries, increasing loss potential.

Comment 17 – Prospectus – Summary of Fees and Expenses, pages 13-14

The section entitled “Summary of Fees and Expenses” on page 13 includes a line item for Acquired Fund Fees and Expenses. However, the summary of the principal strategies did not contain any strategy of investing in other funds. Please explain supplementally to the Staff the extent to which the Fund intends to invest in other funds and the types of other funds. Please also align the disclosure of the Fund’s investment strategies to state clearly that the Fund could invest in other funds and the types of other funds. The Staff could have additional comments.

Response to Comment 17

The Registrant notes that the Fund does not expect to invest significantly in other investment companies such that it would have acquired fund fees and expenses. Accordingly, the Acquired Fund Fees and Expenses line item has been removed from the fee table.

Comment 18 – Prospectus – Summary of Fees and Expenses, pages 13-14

Footnotes 5 and 8 of the Fee Table reference amounts waived for management fees, operating expenses and organizational and offering costs.

(a)	Please disclose in such footnotes whether these waived expenses are subject to recoupment and the time period for recoupment.

(b)	Please supplementally confirm that the Management Fee Waiver and Expense Limit waiver will be in effect for at least one year from the effective date of the registration statement.

(c)	Please provide an estimate of the initial organizational and offering costs referenced in Footnote 8 of the Fee Table.

August 21, 2025

Response to Comment 18

The Fee Table and associated footnotes have been revised to reflect that expenses are not subject to recoupment in accordance with the Staff’s comment, as reflected in Exhibit A. The Registrant confirms that the Management Fee Waiver and Expense Limit Agreement will be in place for one year from the effective date of the Registration Statement. The Registrant estimates the initial organizational and offering expenses to be approximately $500,000, which will be borne by the Registrant’s Adviser.

Comment 19 – Prospectus – Summary of Fees and Expenses, pages 13-14

Please include a line item for Dividend Reinvestment and Cash Purchase Plan Fees in the Fee Table or explain why this is not applicable. See Item 3 of Form N-2.

Response to Comment 19

The referenced disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 20 – Prospectus – Use of Proceeds, page 20

Please explain supplementally to the Staff whether 18 months is the worst-case scenario for the time period when proceeds could be invested. Please amend this section to state generally the anticipated time period to fully invest the assets. See Guide 1 to Form N-2 regarding expected time periods to invest proceeds of offerings.

Response to Comment 20

The Registrant confirms that six months is expected to be the worst-case scenario for the time period when proceeds could be fully invested. The referenced disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 21 – Prospectus – Investment Objectives, Opportunities And Strategies, pages 17-27

The fourth paragraph of the section entitled “Investment Strategies” on page 17 discloses that the Adviser’s bottom-up flexible approach is rooted in providing investors with access to a broad and diversified set of credit products. Please provide disclosure in this section, or another appropriate section of the Registration Statement, describing how the Adviser seeks to maintain a broad and diversified set of credit products given the earlier disclosure in the summary that stated that the illiquidity and leveraged aspects of certain loans could result in the Fund being concentrated in certain industries.

August 21, 2025

Response to Comment 21

The referenced disclosure has been revised in accordance with the Staff’s comment to indicate the Fund will avoid concentrating in specific industries, as reflected in Exhibit A.

Comment 22 – Prospectus – Investment Objectives, Opportunities And Strategies, pages 17-27

The third bullet of the section entitled “Legal Documentation and Post-Closing Steps” on page 22 states that the portfolio is proactively managed to monitor ongoing performance and loan covenant compliance. Consider adding disclosure, if accurate, regarding whether the portfolio is managed also to monitor diversification and concentration issues that could arise after initial investment. Please also disclose how the Adviser seeks to manage these issues and risks after the initial investment.

Response to Comment 22

The referenced disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A. The Registrant notes that compliance monitoring is a separate step in the “Legal Documentation and Post-Closing Steps” process.

Comment 23 – Prospectus – Investment Objectives, Opportunities And Strategies, pages 17-27

The fourth sentence of the section entitled “Leverage” on page 22 states that the Fund may employ leverage through issuing preferred shares. Please confirm in correspondence whether the Fund intends to issue preferred shares within one year from the effective date of the Registration Statement.

Response to Comment 23

The Registrant confirms that the Fund does not intend to issue preferred shares within one year from the effective date of the Registration Statement.

Comment 24 – Prospectus – Principal Risks of the Fund, pages 27-64

Please amend the first sentence of the first paragraph under the section entitled “PRINCIPAL RISKS OF THE FUND” on page 27 to insert the word “material” before the phrase “risk factors”.

August 21, 2025

Response to Comment 24

The referenced disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 25 – Prospectus – Principal Risks of the Fund, pages 27-64

The risk factor entitled “Subsidiaries Risk” on page 45 states that the Fund in the future could invest in entities that will be primarily controlled by the Fund that primarily engage in investment activities in securities or other assets (hereafter a “Subsidiary”). Please respond to the following comments regarding any such Subsidiary.

(a)	To the extent that the Fund establishes a Subsidiary please identify the custodian of any such Subsidiary in the registration statement;

(b)	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the subsidiary;

(c)	Confirm to us that the board of directors of any Subsidiary, including those that may be organized outside of the United States, (i) will agree to designate an agent for service of process in the U.S.; and (ii) will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act of 1940; and

(d)	Explain in correspondence whether the financial statements of any Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response to Comment 25

The Registrant does not currently anticipate that the Fund will utilize a Subsidiary. However, if the Fund, in the future, does invest in a Subsidiary, the Registrant confirms it will make the necessary representations. Please refer to the Registrant’s responses below:

(a)	The Registrant confirms that it will include disclosure regarding the identity of any entity that serves as a custodian for a Subsidiary;

August 21, 2025

(b)	The Registrant confirms that it will include the principal investment strategies or principal risks of any of its Subsidiaries that constitute principal investment strategies or risks of the Fund, and that the Fund’s disclosure will reflect the aggregate operations of the Fund and its Subsidiaries;

(c)	The Registrant so confirms; and

(d)	The Registrant expects that the financial statements of any Subsidiary would be consolidated with those of the Fund.

Comment 26 – Prospectus – Principal Risks of the Fund, pages 27-64

Please explain supplementally to the Staff whether the term “investment companies” in the second sentence of the section entitled “Investments in Underlying Investment Companies or Business Development Companies Risk” on page 49 means investments in unregistered funds as well as BDCs. If so, please disclose that such private funds are not subject to the same protections under the 1940 Act as registered funds are.

Response to Comment 26

In accordance with the Staff’s comment, the Registration Statement has been revised to disclose that to the extent the Fund invests in underlying investment companies that are not registered under the 1940 Act, such investment companies are not subject to the investor protections provided under the 1940 Act.

Comment 27 – Prospectus – Principal Risks of the Fund, pages 27-64

Consider including in the section entitled “Investments in Underlying Investment Companies or Business Development Companies Risk” on page 49, if accurate, that such investments companies and BDCs could also have incurred leverage subjecting the Fund to the risks of leverage in those investments and the difficulty in valuing such investments.

Response to Comment 27

The referenced disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

August 21, 2025

Comment 28 – Prospectus – Management of the Fund, pages 65-68

In the section entitled “Investment Adviser” on page 65, please include a statement identifying the assets under management of the Adviser in addition to the assets for the affiliated group of advisers.

Response to Comment 28

The referenced disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 29 – Prospectus – Description Of Capital Structure, page 75 and Agreement And Declaration Of Trust, page 83

The second sentence of the first paragraph on page 75 discloses that the following is a brief description of the anticipated capital structure of the Fund which is qualified in its entirety by the Declaration of Trust and By-laws. Please rephrase to clearly state that this section describes the material features of the Capital Structure of the Fund as required by Item 10 of Form N-2.

Response to Comment 29

The referenced disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 30 – Prospectus – Description Of Capital Structure, page 75 and Agreement And Declaration Of Trust, page 83

Please ensure that the Fund’s Declaration of Trust and By-laws are filed in a pre-effective amendment for the Staff’s review. The Staff could have additional comments on disclosure related to these documents including on page 75 and in the section “Agreement and Declaration of Trust” on page 83 once the source documents are filed and reviewed by the Staff.

Response to Comment 30

The Registrant has included a “Form of” Amended and Restated Agreement and Declaration of Trust and Bylaws as exhibits to its Pre-Effective Amendment, which will be presented to the Registrant’s Board of Trustees for approval at the Board’s initial organizational meeting.

Comment 31 – Statement of Additional Information, pages 1-31

The section entitled “Financial Statements” on page 32 of the SAI is incomplete. Please confirm whether the Fund will be seeded in a formation transaction. If so, please provide an analysis addressing the applicability of Section 6-11 of Reg S-X.

August 21, 2025

Response to Comment 31

The Registrant acknowledges the Staff’s comment and confirms the Fund does not currently anticipate receiving any seed capital in a formation transaction that would trigger the application of Rule 6-11 under Regulation S-X.

Comment 32 – Signature Page

The signature page was signed by the initial Trustee. Section 6(a) of the 1933 Act requires that registration statements be signed by a majority of the Trustees, and the Principal Financial or Accounting Officer. Please ensure that all future amendments are signed by the required personnel identified in Section 6(a) once they are identified and appointed.

Response to Comment 32

The Registrant acknowledges the Staff’s comment and confirms that all future amendments will be signed by the required personnel identified in Section 6(a).

Comment 33 – General Comments

The Staff notes that many portions of your filing are incomplete or are to be updated by amendment. The Staff may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to Comment 33

The Registrant acknowledges the Staff’s comment.

Comment 34 – General Comments

A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and any financial statements included in the filing.

August 21, 2025

Response to Comment 34

The Registrant acknowledges the Staff’s comment and confirms that the referenced items will be completed before the Registrant requests that the Registration Statement be declared effective.

Comment 35 – General Comments

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response to Comment 35

The Registrant has prepared a pre-effective amendment to be filed in conjunction with this letter.

* * * * * * * *

Please call me at (312) 845-3720 or my colleague Walter L. Draney at (312) 845-3273 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Kelly P. Carr
Kelly P. Carr

cc:	Gabriel Katz, Tannenbaum Capital Group

Walter L. Draney, Esq., Chapman and Cutler LLP

August 21, 2025

Exhibit A

The information in this preliminary Prospectus is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

Preliminary Prospectus Dated August 21, 2025

PROSPECTUS

TCG STRATEGIC INCOME FUND

CLASS I SHARES

CLASS A-1 SHARES

CLASS A-2 SHARES

SHARES OF BENEFICIAL INTEREST

TCG Strategic Income Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund continuously offers its shares of beneficial interest (“Shares”) and operates as an interval fund. The purchase price per share for each class of Shares equals the Fund’s daily net asset value (“NAV”) per share plus any applicable sales load.

The Fund operates under an Amended and Restated Agreement and Declaration of Trust dated [_______], 2025 (the “Declaration of Trust”). The Fund intends to elect to be treated, and to qualify annually, as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

This prospectus (the “Prospectus”) applies to the offering of three classes of Shares, designated as Class I (“Class I Shares”), Class A-1 (“Class A-1 Shares”) and Class A-2 (“Class A-2 Shares”). We may offer additional classes of Shares in the future. The Fund has applied for an exemptive order from the Securities and Exchange Commission (“SEC”) with respect to the Fund’s multi-class structure. Class A-1 Shares and Class A-2 Shares will not be offered to investors until the Fund receives an exemptive order permitting the multi-class structure. There is no assurance that the Fund will be granted the exemptive order.

Throughout the Prospectus, we refer to TCG Strategic Income Fund as the “Fund,” “we,” “us” or “our.”

Investment Objectives. The Fund’s investment objectives are to provide attractive risk-adjusted returns and current income. There can be no assurance that the Fund will achieve its investment objectives.

Principal Investment Strategies. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in investments that are expected to (i) make regular distributions, dividends or interest payments or (ii) generate returns primarily from income.

For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Opportunities and Strategies.”

Interval Fund/Repurchase Offers. The Fund is an “interval fund,” a type of closed-end fund which, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV per share. Subject to applicable law and approval of the Board of Trustees (the “Board,” and each of the trustees on the Board, a “Trustee”), for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted. The Fund expects the first repurchase offer to be issued in the second full calendar quarter after the date that the Fund’s registration statement becomes effective.

When a quarterly repurchase offer commences, written notification of the repurchase offer (the “Repurchase Offer Notice”) will be sent to holders of Shares (“Shareholders”) at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”); however, the Fund will seek to provide such written notification earlier but no more than 42 calendar days before the Repurchase Request Deadline. The NAV will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders between one to three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such date. See “Share Repurchase Program.”

Investment Risks. Investors should carefully consider the Fund’s risks and investment objectives, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. Investing in our Shares involves a high degree of risk. Before buying any of the Shares, you should carefully consider the information mentioned below together with all of the other information contained in this Prospectus, including the discussion of the “Principal Risks of the Fund” beginning on page [26] of this Prospectus.

●	There is no assurance that we will achieve our investment objectives.

●	Unlike many closed-end funds, the Shares are not listed for trading on any national securities exchange and the Fund does not currently intend to list its Shares for trading on any national securities exchange. Accordingly, there is currently no secondary market for the Shares and the Fund does not expect a secondary market is to develop.

●	An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term.

●	Even though the Fund makes quarterly repurchase offers for its outstanding Shares (currently intended to be for 5% of its outstanding Shares per quarter), investors should consider Shares of the Fund to be an illiquid investment.

●	The Fund may utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes, which will magnify the potential for loss on amounts invested in the Fund. See “Principal Risks of the Fund.”

●	The Fund may invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value. See “Principal Risks of the Fund.”

●	An investor will pay a sales load of up to 3.00% on Class A-2 Shares. If you pay the maximum aggregate costs for sales load, you must experience a total return on your net investment of [__]% for Class A-2 Shares in order to recover these expenses.

●	There is no assurance that the Fund will be able to maintain a certain level of, or at any particular time make any, distributions to Shareholders.

●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and other amounts that are subject to repayment. Distributions may constitute a return of capital and reduce the amount of capital available to us for investment.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund. The Fund has registered under the 1940 Act and the Securities Act of 1933 (the “Securities Act”) and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering, through its principal underwriter, Foreside Financial Services, LLC (the “Distributor”), under the terms of this Prospectus, an unlimited amount of shares of beneficial interest, at the NAV per share plus any applicable sales load. The minimum initial investment for Class I Shares is $1 million per account, except that the minimum investment may be higher or lower for certain financial firms that submit orders on behalf of their customers, the Trustees and certain employees and their extended family members of TCG Strategic Income Advisor LLC (the “Adviser”) and its affiliates. There is no minimum subsequent investment amount. The minimum initial investment for Class A-1 Shares and Class A-2 Shares is $2,500 per account, except that the minimum investment may be higher or lower for certain financial firms that submit orders on behalf of their customers, the Trustees and certain employees and their extended family members of the Adviser and its affiliates. The minimum subsequent investment amount for Class A-1 Shares and Class A-2 Shares is $[__], except for purchases made pursuant to the Fund’s DRIP or as otherwise permitted by the Fund. The Fund will reserve the right to waive investment minimums. The Distributor is not required to offer any specific number or dollar amount of the Fund’s Shares, but it will use commercially reasonable efforts to offer the shares. See “Plan of Distribution.”

	Per Class I Share(1)	Per Class A-1 Share(1)	Per Class A-2 Share(1)	Total
Public Offering Price(2)	Current NAV	Current NAV	Current NAV, plus applicable Sales Load	Unlimited
Sales Load(3)	None	None	3.00%(4)	Up to 3.00%
Proceeds to the Fund Before Expenses(5)	Current NAV	Current NAV	Current NAV	Unlimited

(1)	Currently only Class I Shares of the Fund are offered. The Fund expects to offer Class A-1 Shares and Class A-2 Shares in the future, subject to obtaining an exemptive order from the SEC.
(2)	Each class of our Shares will be issued on a daily basis at a price per share equal to the NAV per share for such class plus any applicable sales load. The initial NAV per share for each class of our Shares will be $[___].
(3)	Investors purchasing Class A-2 Shares may be charged a sales load of up to 3.00% of the investment amount. The table assumes the maximum sales load is charged. For some investors, the sales load may be waived or reduced. The full amount of sales load may be reallowed to brokers or dealers participating in the offering. While the Fund does not impose an initial sales load on Class I Shares and Class A-1 Shares, investors purchasing Class I Shares and Class A-1 Shares through a financial intermediary could be required to pay transaction or other fees in such amounts as their financial intermediary may determine. Class A-1 Shares and Class A-2 Shares will also pay a Distribution and Servicing Fee to the Distributor at an annual rate of 0.50% for each of Class A-1 Shares and Class A-2 Shares, based on the aggregate net assets of the Fund attributable to such class, to be calculated as of the beginning of the first calendar day of each applicable month, and payable monthly in arrears. Class I Shares are not subject to a Distribution and Servicing Fee. Please see “Plan of Distribution” for more details.
(4)	Although the Fund is permitted to charge a maximum sales charge of 3.00%, the Fund has elected to currently charge a maximum sales charge of 2.00%. See “Plan of Distribution – Sales Load Waiver – Class A-2 Shares” for more information on sales charge waivers and discounts.
(5)	Assumes that all Shares currently registered are sold in the continuous offering and the maximum sales load is charged. The proceeds may differ from that shown if additional Shares are registered. The Fund bears certain ongoing offering costs associated with the Fund’s continuous offering of Shares.

This Prospectus sets forth concisely the information you should know before investing in the Fund. Please read this Prospectus before investing and keep it for future reference. Additional information about the Fund, including a statement of additional information about the Fund, dated [_______] (the “SAI”), has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. The SAI and the Fund’s annual and semi-annual reports and other information filed with the SEC is available free of charge by contacting us at 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida 33401, calling us at [toll-free number] or visiting our corporate website located at [website]. In addition, the contact information provided above may be used to request additional information about the Fund and to make Shareholder inquiries. Information on our website is not incorporated into or a part of this Prospectus. The SEC also maintains a website at www.sec.gov that contains this information.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined that this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is [_______], 2025.

i

SUMMARY OF TERMS

This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the TCG Strategic Income Fund (the “Fund”). Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this Prospectus and the Statement of Additional Information.

THE FUND

The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund is operated as an “interval fund” (as defined below). An investment in the Fund may not be appropriate for all investors.

The Fund intends to offer three separate classes of common shares of beneficial interest (“Shares”), designated as Class I Shares, Class A-1 Shares and Class A-2 Shares, each of which classes will be offered by the same Prospectus. Certain classes of Shares will be subject to different fees and expenses. The Fund may offer additional classes of Shares in the future. The Fund has applied for an exemptive order from the Securities and Exchange Commission (“SEC”) with respect to the Fund’s multi-class structure. Class A-1 Shares and Class A-2 Shares will not be offered to investors until the Fund receives an exemptive order permitting the multi-class structure. There is no assurance that the Fund will be granted the exemptive order. See “Share Classes.”

THE ADVISER	TCG Strategic Income Advisor LLC (the “Adviser”) serves as the Fund’s investment adviser. The Adviser is newly formed and registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an affiliate of Tannenbaum Capital Group (together with its affiliated companies, “TCG”), a group of affiliated advisers. See “Management of the Fund.”

INVESTMENT OBJECTIVES

The Fund’s investment objectives are to provide attractive risk-adjusted returns and current income.

There can be no assurance that the Fund will achieve its investment objectives, and you could lose all of your investment in the Fund. The Fund’s investment objectives are non-fundamental and may be changed by a vote of the Fund’s Board of Trustees (the “Board”), without approval of the holders of Shares (“Shareholders”), upon 60 days’ prior written notice to Shareholders. Fundamental investment restrictions contained in the Statement of Additional Information may not be changed without Shareholder approval.

INVESTMENT OPPORTUNITIES AND STRATEGIES

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in investments that are expected to (i) make regular distributions, dividends or interest payments or (ii) generate returns primarily from income.

The Fund pursues its investment objectives through a dynamic, multi-faceted investment strategy that leverages the expertise and experience of the principals of the Adviser. The Fund will seek to deliver stable current income with a measure of security for investors’ capital.

The Fund seeks to achieve its investment objectives, under normal market conditions, by opportunistically allocating its assets across credit strategies, with a primary focus on: (1) private credit (which includes directly originated asset-based lending, directly originated first-lien, second-lien and unitranche senior loans to lower-to-mid middle-market companies, as well as corporate mezzanine debt and preferred equity) and (2) liquid credit (including publicly traded high yield bonds, first- and second-lien secured bank loans, hybrid instruments, and structured credit (e.g., collateralized loan obligation (“CLO”) mezzanine debt)).

The Fund’s private credit portfolio will be primarily composed of privately originated debt collateralized by financial or physical assets, such as infrastructure, real estate, commercial finance (including equipment and aircraft leasing), royalty finance, receivables, and/or other tangible or intangible assets or issued to companies, which the Adviser assesses to have sufficient cash flow and/or enterprise value coverage. Loan interests held by the Fund may take the form of (i) direct interests acquired during a primary distribution or other purchase of a loan, (ii) loans originated by the Fund or (iii) assignment of, novation of or participation in all or a portion of a loan acquired in secondary markets. Investments by the Fund may include credit strategies that have fixed or floating coupon, assets with fixed lease payments, or other income producing assets.

The Adviser’s bottom-up, flexible approach is rooted in providing investors with access to a broad set of credit products. This opportunistic approach allows the Fund to be nimble in responding quickly to market opportunities, sector-specific trends, and macroeconomic shifts. The flexibility to invest across asset-protected credit sectors positions the Fund to preserve capital and generate income throughout various phases of the market cycle. Our dynamic approach to identifying relative value enables the Fund to pursue opportunities in areas with less competition and favorable risk adjusted returns.

PORTFOLIO COMPOSITION

The Fund’s portfolio is principally composed of the following investment types:

Private Credit: Private credit strategies focus on providing tailored lending solutions to businesses, which may be secured by financial or physical assets. These investments may include asset-based loans or direct lending arrangements, structured to offer varying levels of seniority and security, as well as, assets with a stated contractual interest payments or rate of return, assets with fixed lease payments, or other income producing assets. By targeting opportunities such as senior secured, first lien, second lien, mezzanine debt, or structured equity, private credit seeks to deliver attractive risk-adjusted returns. This may include, but is not limited to, such opportunities as listed below:

●

Direct Lending: Loans directly to businesses, covered by the enterprise value of middle market companies underwritten on a cash flow basis, sometimes with equity components.

●

Asset-Based Credit: Debt or structured equity collateralized by assets and underwritten to asset value, rather than cash flow. Collateral may include hard assets and/or financial assets such as inventory and receivables.

●

Real Estate Debt: Loans directly or indirectly backed by real estate.

●

Participation in Leasing Obligations (Aircraft, Equipment, Other): Loans directly backed by leasing obligations for commoditized equipment or mission critical assets to a counterparty over a defined term.

●

Royalties Financing: Investments in entities holding intellectual property rights with credit-like cash flow characteristics or debt investments to companies collateralized by intellectual property rights.

Liquid Credit: We typically refer to an investment as liquid if the investment is, or we expect it to be, actively traded (with a typical settlement period of one month with respect to broadly syndicated loans). This segment is designed to maximize income, liquidity, and risk-adjusted returns, allowing the Fund to pivot to attractive market segments as conditions change as well as meet the Fund’s redemption obligations. This may include, but is not limited to, such opportunities as listed below:

●

Bonds and Loans: Focus on high yield corporate bonds and leveraged loans. High yield bonds, also known as “junk bonds,” are issued by companies with non-investment grade ratings and therefore offer higher yields to compensate investors for the increased credit risk.

●

Hybrid Instruments: Investments in preferred stocks and convertible bonds, offering a blend of fixed income and equity characteristics for diversification and income.

●

Structured Credit (CLO mezzanine debt): Typically, highly levered investments in lower risk credit collateral.

Other Investments: The Fund may, from time to time, allocate assets to other investment opportunities as deemed appropriate by the Adviser, subject to the Fund’s investment objectives and policies. Holdings can include dividend-paying equities, equity in real assets, warrants, or rights acquired in connection with credit transactions. The Fund may also invest in debt securities issued or guaranteed by the U.S. Government and money market funds that invest in short-term, high-quality debt instruments. The Fund also may purchase minority or preferred equity stakes in private companies. The Fund is also permitted to hold illiquid, unregistered, or restricted securities.

Temporary Investments: The Fund may also invest temporarily in money market instruments, U.S. government securities, repurchase agreements, bank obligations and commercial paper, as well as cash, cash equivalents or high quality short-term fixed income and other securities, which the Fund expects will have returns substantially lower than the returns that the Fund anticipates earning from the Fund’s targeted investments.

Other Investment Considerations: Through the Fund’s private credit and liquid credit strategies, the Fund expects to focus on investments in the U.S. but may also invest in a number of different countries. The Fund has no minimum or maximum limit on the amount of assets that may be invested in non-U.S. securities or investments, including credit investments issued by emerging market issuers, yet it anticipates it will have a majority of investments in the U.S. The Fund may invest in debt instruments that are unrated or carry a rating from a nationally recognized statistical rating organization below investment grade (rated lower than Baa3 by Moody’s Investors Service, Inc. or lower than BBB- by Standard & Poor’s Ratings) through its liquid credit strategy. The Fund’s investments in loans may include “covenant-lite” loans, which means the loans lack certain financial maintenance requirements.

Like the Fund’s investment objective, the Fund’s 80% investment policy is non-fundamental and may be changed by the Board, without Shareholder approval, upon 60 days’ prior written notice to Shareholders.

See “Investment Objectives, Opportunities and Strategies” for more information.

LEVERAGE

In pursuing its investment objective, the Fund may seek to enhance returns through the use of leverage. The Fund may borrow money in connection with its investment activities, to satisfy repurchase requests from Shareholders and to otherwise provide the Fund with liquidity. The Fund may utilize leverage through borrowings, including obtaining loans from certain financial institutions and the issuance of debt securities.

Subject to prevailing market conditions, the Fund may add financial leverage if, immediately after such borrowing, it would have asset coverage (as defined in the 1940 Act) of 300% or more (for leverage obtained through debt) or 200% or more (for leverage obtained through preferred stock).

The Fund may use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment.

The use of leverage involves increased risk, including increased variability of the Fund’s net income, distributions and net asset value (“NAV”) in relation to market changes. Leverage increases the volatility of investments by magnifying the potential for gain and loss on amounts invested, therefore increasing the risks associated with investing in our securities. The Fund’s leverage strategy may not work as planned or achieve its goal. All leverage expenses of the Fund will be borne solely by Shareholders. See “Principal Risks of the Fund.”

BOARD OF TRUSTEES	The Board of the Fund, including a majority of the members of the Board (each, a “Trustee”) that are not “interested persons” (as defined in the 1940 Act) of the Fund or the Adviser (collectively, the “Independent Trustees”), oversees and monitors the Fund’s management and operations. See “Management of the Fund.”

MANAGEMENT FEES

Pursuant to the investment advisory agreement (the “Investment Advisory Agreement”), by and between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a base management fee (the “Management Fee”).

The Management Fee is accrued daily and payable monthly in arrears at the annual rate of 1.50% of the Fund’s average daily net assets.

Pursuant to the management fee waiver agreement (the “Management Fee Waiver Agreement”), by and between the Fund and the Adviser, the Adviser has contractually agreed to waive a portion of its Management Fee such that the Management Fee shall not exceed an amount equal to the annual rate of 0.95% of the Fund's average daily net assets (the “Management Fee Waiver”). This agreement will remain in place until [_____], 2026 and may be terminated (i) at any time by the Board upon 60 days’ prior written notice to the Adviser; or (ii) by Adviser at the annual expiration date of the agreement upon 60 days’ prior written notice to the Fund, in each case without payment of any penalty. The Management Fee Waiver Agreement will not provide for recoupment of waived expenses.

The Adviser is obligated to pay expenses associated with providing the investment services stated in the Investment Advisory Agreement. The Fund will bear the costs, for the fair and equitable allocable share paid to personnel of the Adviser and/or its affiliates, as applicable, being as reasonably determined by the Adviser to appropriately reflect the amount of time spent devoted by such personnel to the Fund’s non-advisory affairs.

The Board will periodically review the Investment Advisory Agreement to determine, among other things, whether the fees payable under such agreement are reasonable in light of the services provided. See “Management of the Fund.”

FUND EXPENSES

The Fund pays all expenses attributable to its operations not expressly assumed by the Adviser in the Investment Advisory Agreement, including any applicable distribution and shareholder servicing fee.

In addition to the Management Fee Waiver described above, the Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least [_____], 2026 to (i) waive its management fees and (ii) pay or absorb the ordinary operating expenses of the Fund and the organizational and offering expenses of the Fund (excluding expenses directly related to the costs of making investments, including interest and structuring costs for borrowings and line(s) of credit, taxes, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses (if any), distribution and shareholder servicing fees, and extraordinary expenses), to the extent that its management fees plus the Fund’s expenses exceed 2.50% per annum of the Fund’s average daily net assets attributable to each of Class I Shares, Class A-1 Shares and Class A-2 Shares. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days’ written notice to the Adviser The Expense Limitation Agreement will not provide for the recoupment of expenses waived, paid or reimbursed pursuant to this agreement.

The Fund has applied for exemptive relief from the SEC that allows the Fund, subject to certain conditions, to operate under a Distribution and Service Plan with respect to Class A-1 Shares and Class A-2 Shares in compliance with Rule 12b-1 under the 1940 Act. Under the Distribution and Service Plan, the Fund is permitted to pay as compensation to the Distributor (as defined below) or other qualified recipient at an annual rate of 0.50% for each of Class A-1 Shares and Class A-2 Shares, based on the aggregate net assets of the Fund attributable to such class (the “Distribution and Service Fee”). Class I Shares are not subject to the Distribution and Service Fee. See “Distribution Plan.”

ADMINISTRATOR	Pursuant to an Administration Agreement entered into between the Fund and UMB Fund Services, Inc. (the “Administrator”), the Administrator will furnish the Fund with clerical, bookkeeping and record keeping services. The Administrator will also perform, or oversee the performance of, certain of the Fund’s required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, being responsible for the financial records that the Fund is required to maintain and preparing reports to the Shareholders and reports filed with the SEC. In addition, the Administrator will generally oversee the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others.

DISTRIBUTIONS	The Fund’s distribution policy is to make monthly distributions to Shareholders. The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment. The Board reserves the right to change the distribution policy from time to time. See “Plan of Distribution.”

DIVIDEND REINVESTMENT PLAN

The Fund will operate under a dividend reinvestment plan (“DRIP”) administered by the Transfer Agent (as defined below) (the “Plan Administrator”). Pursuant to the DRIP, the Fund’s income dividends or capital gains or other distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund.

Shareholders will automatically participate in the DRIP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have distributions automatically reinvested may terminate participation in the DRIP by written instructions to that effect to the Plan Administrator. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by the Plan Administrator by the Repurchase Request Deadline (as defined below) or the Shareholder will receive such distribution in Shares through the DRIP. Under the DRIP, the Fund’s distributions to Shareholders are reinvested in full and fractional Shares. See “Distributions.”

PURCHASES OF SHARES

The Shares will be offered on a continuous basis at an offering price equal to the then-current NAV per Share plus any applicable sales load. Each class of Shares may have a different NAV per Share because shareholder servicing and/or distribution fees differ with respect to each class. Shares generally are offered for purchase on any day the New York Stock Exchange (“NYSE”) is open for business (each, a “Business Day”), except that Shares may be offered more or less frequently as determined by the Fund in its sole discretion. Each investor whose subscription for Shares is accepted by the Fund or its designee and is issued Shares will become a Shareholder of the Fund.

The minimum initial investment for Class I Shares is $1 million per account, except that the minimum investment may be higher or lower for certain financial firms that submit orders on behalf of their customers, the Trustees and certain employees and their extended family members of the Adviser and its affiliates. There is no minimum subsequent investment amount.

The minimum initial investment for Class A-1 Shares and Class A-2 Shares is $2,500 per account, except that the minimum investment may be higher or lower for certain financial firms that submit orders on behalf of their customers, the Trustees and certain employees and their extended family members of the Adviser and its affiliates. The minimum subsequent investment amount for Class A-1 Shares and Class A-2 Shares is $[__], except for purchases made pursuant to the Fund’s DRIP or as otherwise permitted by the Fund. See “Plan of Distribution.”

The Fund will reserve the right to waive investment minimums.

Investors purchasing Class A-2 Shares may be charged a sales load of up to 3.00% of the investment amount. For some investors, the sales load may be waived or reduced. Please see “Plan of Distribution” for more details.

PLAN OF DISTRIBUTION

Foreside Financial Services, LLC (the “Distributor”), will serve as the Fund’s principal underwriter and will act as the Distributor of the Shares on a best-efforts basis, subject to various conditions. The Shares will be offered through the Distributor at NAV plus any applicable sales load. The Distributor also may enter into selling agreements with other broker dealers for the distribution of the Shares.

The Distributor will not be required to offer any specific number or dollar amount of the Shares but will use its best efforts to offer the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund Shares.

The Adviser or its affiliates, in the Adviser’s discretion and from its own resources, may pay additional compensation to financial intermediaries and their agents that are authorized to buy and sell Shares of the Fund (collectively, “Financial Intermediaries”) in connection with the sale of Fund Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of Additional Compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES	Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt entities, including employee benefit plans, individual retirement accounts, 401(k) plans and Keogh plans, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, neither the Fund nor the Adviser will be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA plan that becomes a Shareholder, solely as a result of the ERISA plan’s investment in the Fund. See “ERISA Considerations.”

CO-INVESTMENT

The 1940 Act imposes limits on certain privately negotiated co-investments with affiliates of the Fund. The Adviser and the Fund intend to apply for an exemptive order from the SEC that would expand the Fund’s ability to co-invest alongside other funds (including private funds) managed by the Adviser or its affiliates in privately negotiated portfolio investments. The co-investment exemptive order will contain certain conditions that limit or restrict the Fund’s ability to participate in such investment opportunities. In such cases, the Fund may participate in an investment to a lesser extent or, under certain circumstances, may not participate in the investment. There can be no assurance that the co-investment exemptive order will be granted. Unless and until the Fund receives such co-investment exemptive order from the SEC, the Fund will only invest in co-investment opportunities where the transaction is permitted under existing regulatory guidance, such as transactions in which price is the only negotiated term. Ultimately, if the co-investment exemptive order is not granted, the Fund may not be able to obtain the Fund’s desired exposure to certain credit strategies, which could impact the Fund’s ability to achieve its investment objectives.

UNLISTED CLOSED-END INTERVAL FUND STRUCTURE

The Fund has been organized as a continuously offered, non-diversified closed-end management investment company that is operated as an interval fund. Closed-end funds differ from open-end funds (commonly known as mutual funds) in that investors in closed-end funds do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment. To provide some liquidity to Shareholders, the Fund is structured as an “interval fund” and conducts quarterly repurchase offers for a limited amount of the Shares (at least 5%).

The Fund believes that a closed-end structure is most appropriate for the long-term nature of the Fund’s strategy. The Fund’s NAV per share may be volatile. As the Shares are not traded, investors will not be able to dispose of their investment in the Fund, except through repurchases conducted through the share repurchase program, no matter how the Fund performs.

SHARE CLASSES

The Fund offers three different classes of Shares: Class I Shares, Class A-1 Shares and Class A-2 Shares. The Fund has applied for an exemptive order from the SEC with respect to the Fund’s multi-class structure. Class A-1 Shares and Class A-2 Shares will not be offered to investors until the Fund receives an exemptive order permitting the multi-class structure. There is no assurance that the Fund will be granted the exemptive order.

An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each Share class will be different. If an investor has hired an intermediary and is eligible to invest in more than one class of Shares, the intermediary may help determine which Share class is appropriate for such investor. When selecting a Share class, an investor should consider which Share classes are available to the investor, how much the investor intends to invest, how long the investor expects to own Shares and the total costs and expenses associated with a particular Share class. See “Plan of Distribution.”

Each investor’s financial considerations are different. You should speak with your intermediary to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

VALUATIONS

It is expected that the Board will designate the Adviser as the Fund’s valuation designee for purposes of Rule 2a-5 under the 1940 Act. As valuation designee, the Adviser will be responsible for the valuation of the Fund’s portfolio investments for which market quotations are not readily available, as determined in good faith pursuant to the Adviser’s and the Fund’s valuation policies and consistently applied valuation processes. The Fund may use the fair value of a security as determined by the valuation designee in accordance with procedures approved by the Board if market quotations are unavailable or deemed unreliable or if events occurring after the close of a securities market and before the Fund values its assets would materially affect NAV. A security that is fair valued may be valued at a price higher or lower than actual market quotations or the value determined by other funds using their own fair valuation procedures. Unlike the closing price of a security on an exchange, fair value determinations employ elements of judgment. The fair value assigned to a security may not represent the value that the Fund could obtain if it were to sell the security.

The Fund determines NAV per share in accordance with the methodology described in the Adviser’s and the Fund’s valuation policies and procedures. Valuations of Fund investments are disclosed in reports publicly filed with the SEC.

The Fund will calculate the NAV of each class of its Shares on a daily basis. In addition, the Fund intends to publicly report the NAV per share of each class of the Fund on its website on a daily basis. For information on the Fund’s daily NAV, an investor is encouraged to call the Fund toll-free at [toll-free number]. The Adviser will provide the Board with periodic reports, no less than quarterly, that discuss, among other things, the fair valuation of the Fund’s assets, as applicable. As the Fund’s valuation designee, the Adviser, subject to the Board’s oversight, will be responsible for the accuracy, reliability or completeness of any market or fair market valuation determinations made with respect to the Fund’s assets. See “Determination of Net Asset Value.”

CONFLICTS OF INTEREST

The Adviser and its affiliates may manage other investment vehicles that have investment objectives that compete or overlap with the Fund. Such investment vehicles have invested, and may in the future from time to time invest in, the same investments as the Fund as well as the Fund’s target asset classes. Consequently, the Fund and these other investment vehicles may from time to time pursue the same or similar loan opportunities. Accordingly, the Fund may not be given the opportunity to participate in certain investments made by investment funds managed by affiliates of the Adviser.

By reason of the various activities of the Adviser and its affiliates, the Adviser and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.

Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). See “Conflicts of Interest.”

SHARE REPURCHASE PROGRAM

The Shares will not be listed on a public exchange at this time. No secondary market is expected to develop for the Shares.

The Fund is an “interval fund,” a type of fund which, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below).

The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without Shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its Shares at NAV on a regular schedule. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding Shares, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at NAV, subject to approval of the Board. The schedule requires the Fund to make repurchase offers every three months. The Fund expects the first repurchase offer to be issued in the second full calendar quarter after the date that the Fund’s registration statement becomes effective.

Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) will be sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”); however, the Fund will seek to provide such written notification earlier but no more than 42 calendar days before the Repurchase Request Deadline. The NAV will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders between one to three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such date.

The Fund may impose a repurchase fee of up to 2.00% on Shares that are accepted for repurchase by the Fund and have been held by the investor for less than one year. The Fund has elected not to impose the repurchase fee on repurchases of Shares acquired through the reinvestment of distributions or submitted pursuant to an auto-rebalancing mechanism of a shareholder account, or in cases of redemptions pursuant to death, qualifying disability (as such term is defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the “Code”)) or divorce.

The Shares will not be listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, a Shareholder may not be able to sell Shares when and/or in the amount that the Shareholder desires. Thus, the Shares are appropriate only as a long-term investment. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Principal Risks of the Fund-Repurchase Offers Risks.”

SUMMARY OF TAXATION	The Fund intends to elect to be treated for U.S. federal income tax purposes, and intends to qualify in each taxable year, as a regulated investment company (“RIC”) under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on its “investment company taxable income” or net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes (or is deemed to distribute, including amounts that are reinvested pursuant to the DRIP, as described below) as dividends for U.S. federal income tax purposes to Shareholders. To qualify for and maintain its treatment as a RIC for U.S. federal income tax purposes, the Fund will be required to meet certain specified source-of-income and asset diversification requirements and is required make distributions at least equal to 90% of its investment company taxable income and certain other income each tax year to Shareholders. See “Tax Aspects.”

FISCAL YEAR	For accounting purposes, the Fund’s fiscal year expects to be the 12-month period ending on March 31.

REPORTS TO SHAREHOLDERS	As soon as practicable after the end of each calendar year, a statement identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to Internal Revenue Service reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

RISK FACTORS

Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on their investment or that a Shareholder may lose part or all of their investment. Below is a summary of the principal risks of investing in the Fund. Shareholders should consider carefully the following principal risks before investing in the Fund:

●

All investments expose the Fund to potential loss of capital from issuer-specific issues and broader economic, market, or political events. Past performance and risk-management techniques may not predict future results.

●

Private credit loans, including those that are illiquid or highly leveraged, can be hard to value or exit and may require the Fund to liquidate positions at less than favorable prices to avoid concentrating the Fund’s exposure in specific industries, increasing loss potential.

●

Shifts in interest rates, inflation, geopolitical events, pandemics, and policy changes can cause volatility, impair portfolio values, and disrupt liquidity, adversely affecting the Fund’s performance and can increase borrowing costs, potentially reducing the Fund’s distributable income.

●

Issuers or borrowers may be unable to make scheduled payments, and collateral values may prove insufficient, leading to losses for the Fund.

●

Widening credit spreads quickly reduce the market value and liquidity of below-investment-grade and unrated securities, negatively impacting the Fund.

●

Loan investments, whether primary, secondary, or synthetic, are subject to credit, liquidity, and structural risks that can diminish returns.

●

Although secured by collateral, senior loans may suffer from deteriorating collateral values, lien challenges, or unexpected prepayments, limiting income.

●

Subordinated positions absorb losses before senior debt, tend to be more volatile and illiquid, and carry a higher risk of principal loss.

●

Typically unsecured and junior in priority, mezzanine investments face heightened default and illiquidity risks, with limited covenants to protect lenders.

●

To the extent the Fund originates loans, the Fund may be subject to greater levels of credit risk, call risk, settlement risk, risk of subordination to other creditors, insufficient or lack of protection under federal securities laws and liquidity risk.

●

Participation and assignment structures in loans may limit the Fund’s creditor rights, create settlement delays, and expose the Fund to additional counterparty and operational risks.

●

Distressed or defaulted issuers, including those that do not perform under their loan agreements, present elevated credit, valuation, and liquidity challenges that may lead to total loss of capital.

●

Asset-backed securities are vulnerable to prepayments, credit events, interest-rate shifts, and structural complexities that can impair cash flows and valuations.

●

Collateralized loan obligations entail underlying loan performance, tranche subordination, regulatory, and market volatility risks that can materially affect returns.

●

Packaging loans into securitizations may create structural, legal, and market risks, and the Fund bears residual exposure until securities are sold.

●

Mortgage-backed securities face credit, prepayment, and valuation risks tied to property market conditions, loan terms, and borrower behavior.

●

Receivables-backed financings depend on originator quality, fraud controls, and obligor creditworthiness, with uncertain collateral recovery.

●

Revenue streams from royalties, including commodities, entertainment, or healthcare royalties, can fluctuate with market demand, regulation, and third-party performance.

●

Lessee defaults in equipment leases can trigger costly repossessions and disrupt cash flow, reducing investment returns.

●

Aircraft-backed investments are subject to cyclical demand, regulatory changes, and technical or maintenance issues that can depress values.

●

Equity and equity-linked positions can be highly volatile, may lose value, and may not offset losses in the debt portfolio.

●

Preferred shares rank below debt, may be callable, and can suspend dividends, leading to price declines and income interruption.

●

The Fund’s Shares are not exchange-traded and lack daily liquidity, so investors may not readily exit their positions except through periodic repurchases.

●

To meet repurchase obligations, the Fund must hold liquid assets, which may limit investment flexibility and performance, especially in stressed markets.

●

The Fund’s quarterly repurchase programs can force the Fund to hold extra liquidity or sell assets quickly, potentially diluting performance and increasing expenses.

●

Leverage magnifies sensitivity to economic downturns and rising rates, heightening default risk and potential losses.

●

The Fund’s distribution amounts and frequency depend on earnings and Board discretion; they may fluctuate or decline, and returns of capital may occur.

●

With the Fund’s limited track record, investors must rely on the expertise and experience of the principals of the Adviser, and initial deployment delays may dampen results.

●

The Fund’s success depends on a small group of investment professionals whose departure could adversely affect performance.

●

Numerous larger, better-capitalized investors vie for the same opportunities, potentially limiting deal flow and driving up prices.

●

Affiliations with other funds may lead to competing demands for investments and allocation decisions that disadvantage the Fund.

●

Failures in systems, processes, or third-party services (e.g., custody, administration) can cause financial loss and reputational harm.

For a more complete discussion of the principal risks of investing in the Fund, see “Principal Risks of the Fund.”

SUMMARY OF FEES AND EXPENSES

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that shareholders can expect to bear directly or indirectly.

SHAREHOLDER TRANSACTION EXPENSES	Class I Shares(1)	Class A-1 Shares(1)	Class A-2 Shares(1)
Maximum Sales Load (as a percentage of purchase amount)(2)	None	None	3.00%(3)
Maximum Early Repurchase Fee/Redemption Charges (as a percentage of repurchased amount)(4)	None	None	1.00%
Dividend Reinvestment and Cash Purchase Plan Fees	None	None	None

ANNUAL FUND EXPENSES(5) (as a percentage of average net assets attributable to Shares)	Class I Shares	Class A-1 Shares	Class A-2 Shares
Management Fee(6)	1.50%	1.50%	1.50%
Distribution and Shareholder Servicing Fee(7)	N/A	0.50%	0.50%
Fees and Interest Payments on Borrowed Funds(8)	2.63%	2.63%	2.63%
Other Expenses(8)(9)	1.05%	1.05%	1.05%
Total Annual Fund Expenses	5.18%	5.68%	5.68%
Management Fee Waiver and/or Expense Limitation Agreement(6)(10)	(0.55)%	(0.55)%	(0.55)%
Total Annual Fund Expenses (after Management Fee Waiver and/or Expense Limitation Agreement)	4.63%	5.13%	5.13%

(1)	Currently only Class I Shares of the Fund are offered. The Fund expects to offer Class A-1 Shares and Class A-2 Shares in the future, subject to obtaining an exemptive order from the SEC.
(2)	Investors purchasing Class A-2 Shares may be charged a sales load of up to 3.00% of the investment amount. The table assumes the maximum sales load is charged. The Fund may, in its discretion, waive all or a portion of the sales load for certain investors. While the Fund does not impose an initial sales load on Class I Shares and Class A-1 Shares, if a Shareholder buys Class I Shares and Class A-1 Shares through certain selling agents or financial intermediaries, such selling agent or financial intermediary may directly charge Shareholders transaction or other fees in such amount as they may determine. See “Plan of Distribution.”
(3)	Although the Fund is permitted to charge a maximum sales charge of 3.00%, the Fund has elected to currently charge a maximum sales charge of 2.00%. See “Plan of Distribution – Sales Load Waiver – Class A-2 Shares” for more information on sales charge waivers and discounts.
(4)	An early repurchase fee of 1.00% on the Class A-2 Shares payable to the Fund will be charged with respect to the repurchase of an investor’s Shares at any time prior to the day immediately preceding the one-year anniversary of an investor’s purchase of the Shares (on a “first in-first out” basis) (“Early Repurchase Fee”). An Early Repurchase Fee payable by an investor may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and that will not discriminate unfairly against any investor. The Early Repurchase Fee will be retained by the Fund for the benefit of the remaining investors.
(5)	Assumes the Fund raises $137,500,000 in proceeds in the first 12 months resulting in estimated average monthly net assets of approximately $100,000,000.

(6)	The Management Fee is accrued daily and payable monthly in arrears at the annual rate of 1.50% of the Fund’s average daily net assets. Pursuant to the management fee waiver agreement (the “Management Fee Waiver Agreement”), by and between the Fund and the Adviser, the Adviser has contractually agreed to waive a portion of its Management Fee such that the Management Fee shall not exceed an amount equal to the annual rate of 0.95% of the Fund's average daily net assets (the “Management Fee Waiver”). This agreement will remain in place until [_____], 2026 and may be terminated (i) at any time by the Board upon 60 days’ prior written notice to the Adviser; or (ii) by Adviser at the annual expiration date of the agreement upon 60 days’ prior written notice to the Fund, in each case without payment of any penalty. The Management Fee Waiver Agreement will not provide for recoupment of waived expenses.
(7)	The Fund has applied to the SEC for exemptive relief to offer multiple classes of shares and to adopt a distribution and service plan for Class A-1 Shares and Class A-2 Shares (the “Distribution and Service Plan”). Once the Fund has received such relief, investors may pay a shareholder servicing and distribution fee at an annual rate of 0.50% for each of Class A-1 Shares and Class A-2 Shares, based on the aggregate net assets of the Fund attributable to such class, to be calculated as of the beginning of the first calendar day of each applicable month, and payable monthly in arrears. Payment of the Distribution and Shareholder Servicing Fee will be governed by the Distribution and Service Plan for Class A-1 Shares and Class A-2 Shares, which, pursuant to the conditions of an exemptive order expected to be issued by the SEC, will be adopted by the Fund with respect to Class A-1 Shares and Class A-2 Shares, in compliance with Rule 12b-1 under the Investment Company Act. Class I Shares are not subject to any shareholder servicing or distribution fees. See “Plan of Distribution.”
(8)	Fees and Interest Payments on Borrowed Funds and “Other Expenses” (as defined below) represent estimated amounts for the current fiscal year.
(9)	Other Expenses include professional fees, ongoing offering expenses, and other general and administrative expenses.
(10)	The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least [_____], 2026 to (i) waive its management fees and (ii) pay or absorb the ordinary operating expenses of the Fund and the organizational and offering expenses of the Fund (excluding expenses directly related to the costs of making investments, including interest and structuring costs for borrowings and line(s) of credit, taxes, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses (if any), distribution and shareholder servicing fees, and extraordinary expenses), to the extent that its management fees plus the Fund’s expenses exceed 2.50% per annum of the Fund’s average daily net assets attributable to each of Class I Shares, Class A-1 Shares and Class A-2 Shares. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board, upon 60 days’ written notice to the Adviser. The Expense Limitation Agreement will not provide for the recoupment of expenses waived, paid or reimbursed pursuant to this agreement.

Example:

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above.

An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
Class I Shares	$46	$150	$254	$511
Class A-1 Shares	$51	$164	$275	$546
Class A-2 Shares	$80	$189	$297	$560

The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5%. This amount does not reflect the imposition of an Early Repurchase Fee of 1.00% on the Class A-2 Shares because Class A-2 Shares held for the full time periods above are not subject to repurchase fees. These examples should not be considered a representation of any particular shareholder’s future expenses. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management of the Fund.”

FINANCIAL HIGHLIGHTS

The Fund is newly organized and has not completed a fiscal year of operations. Additional information about the Fund’s investments will be available in the Fund’s annual and semi-annual reports.

USE OF PROCEEDS

The proceeds from the sale of Shares (defined below), not including the amount of any applicable sales loads paid by investors and net of the Fund’s fees and expenses, are invested by the Fund to pursue its investment program and strategies.

The Fund will invest the net proceeds of the continuous offering of Shares on an ongoing basis in accordance with its investment objectives, strategies and policies as stated below, less Fund fees and expenses. It is anticipated that it will take up to six months from the date of this Prospectus to fully invest the net proceeds according to its investment objectives, strategies and policies. However, delays in fully investing the Fund’s assets may occur for example, because of the availability of investments consistent with the Fund’s investment objectives, strategies and policies, the time required to complete certain transactions and overall market conditions. Pending the full implementation of the Fund’s investment objective and policies, the Fund expects a substantial portion of the Fund’s portfolio to be invested pursuant to its liquid credit strategy and may invest a portion of the proceeds of the offering, which may be a substantial portion, in short-term, high quality debt securities, money market securities, cash or cash equivalents.

The Fund may be prevented from achieving its investment objectives during any time in which the Fund’s assets are not substantially invested in accordance with its policies. If the Fund raises only a portion of the amount it intends to, the Fund may be unable to achieve its investment objectives.

INVESTMENT OBJECTIVES, OPPORTUNITIES AND STRATEGIES

The Fund

The Fund is a non-diversified, closed-end management investment company that continuously offers its shares (“Shares”) and is operated as an interval fund. Throughout the prospectus, we refer to TCG Strategic Income Fund as the “Fund,” “we,” “us” or “our.”

Investment Objectives

The Fund’s investment objectives are to provide attractive risk-adjusted returns and current income. There can be no assurance that the Fund will achieve its investment objectives.

Investment Strategies

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in investments that are expected to (i) make regular distributions, dividends or interest payments or (ii) generate returns primarily from income.

The Fund pursues its investment objectives through a dynamic, multi-faceted investment strategy that leverages the expertise and experience of the principals of TCG Strategic Income Advisor LLC, investment adviser to the Fund (the “Adviser”). The Fund will seek to deliver stable current income with a measure of security for investors’ capital.

The Fund seeks to achieve its investment objectives, under normal market conditions, by opportunistically allocating its assets across credit strategies, with a primary focus on: (1) Private Credit, which includes directly originated asset-based lending, directly originated first-lien, second-lien and unitranche senior loans to lower-to-mid middle-market companies, as well as corporate mezzanine debt and preferred equity; and (2) Liquid Credit, including publicly traded high yield bonds, first- and second-lien secured bank loans, hybrid instruments, and structured credit (e.g., collateralized loan obligation (“CLO”) mezzanine debt).

The Adviser’s bottom-up, flexible approach is rooted in providing investors with access to a broad set of credit products. This opportunistic approach allows the Fund to be nimble in responding quickly to market opportunities, sector-specific trends, and macroeconomic shifts. The flexibility to invest across asset-protected credit sectors positions the Fund to preserve capital and generate income throughout various phases of the market cycle. Our dynamic approach to identifying relative value enables the Fund to pursue opportunities in areas with less competition and favorable risk adjusted returns.

The Fund’s private credit portfolio will be primarily composed of privately originated debt collateralized by financial or physical assets, such as infrastructure, real estate, commercial finance (including equipment and aircraft leasing), royalty finance, receivables, and/or other tangible or intangible assets or issued to companies, which the Adviser assesses to have sufficient cash flow and/or enterprise value coverage. Loan interests held by the Fund may take the form of (i) direct interests acquired during a primary distribution or other purchase of a loan, (ii) loans originated by the Fund or (iii) assignment of, novation of or participation in all or a portion of a loan acquired in secondary markets. The Fund’s portfolio will also include liquid credit investments, including bonds, loans and hybrid instruments.

Investments by the Fund may include credit strategies that have fixed or floating coupon, assets with fixed lease payments, or other income producing assets.

Portfolio Composition

The Fund’s portfolio will be principally composed of the following investment types:

Private Credit

The Fund will invest in private credit strategies that focus on providing tailored lending solutions to businesses, which may be secured by financial or physical assets. These investments may include asset-based loans or direct lending arrangements, structured to offer varying levels of seniority and security, as well as, assets with a stated contractual interest payments or rate of return, assets with fixed lease payments, or other income producing assets. By targeting opportunities such as senior secured, first lien, second lien, mezzanine debt, or structured equity, the Adviser seeks private credit opportunities to deliver attractive risk-adjusted returns. The Fund’s investments in private credit may include, but is not limited to, such opportunities as listed below:

●	Direct Lending: The Fund provides loans directly to businesses, typically arranged outside the traditional banking system, where the Adviser believes the supply of primary capital is limited and the investment opportunities are most attractive. These loans will be covered by the enterprise value of middle market companies and are underwritten on a cash flow basis. These transactions, in some cases, may include equity components. These transactions may be structured as first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and junior debt, generally in a first lien position), second lien loans and mezzanine debt.

●	Asset-Based Credit: The Fund’s asset-based lending strategy includes investments in (or origination of) debt or structured equity that is collateralized by assets. These investments will be underwritten on an asset value basis, rather than the borrower’s cash flow. Collateral may include hard assets and/or financial assets, including inventory and receivables. These investments may include secured loans, unsecured loans, securitized portfolios of receivables, secured credit collateralized by physical assets, and other credit-related investments. The Fund may gain investment exposures either directly or through separate investment structures or vehicles that provide the Fund with exposure to such instruments. The Fund may also extend credit to emerging companies from various target industries that have backing from venture capital and private equity, the lending of which will be secured by inventory, receivables and other assets.

●	Real Estate Debt: The Fund originates and invests in loans backed directly or indirectly by real estate. The Adviser will focus on loans backed by high-quality properties and experienced sponsors. These investments typically support borrowers with transitional business plans, such as property renovations, repositionings, or lease-up strategies, where there is potential for near-term value creation. The Fund may also participate in recapitalization transactions, providing flexible capital solutions to facilitate ownership transitions or balance sheet restructuring. The Fund’s real estate debt investments may take several forms, including senior mortgage loans, mezzanine loans, first- and second-lien loans, whole loans, pari passu participations in mortgage loans and debt-like preferred equity securities across commercial real estate asset classes. These structures are typically secured by income-producing real estate assets, offering the Fund a combination of current income through interest payments and downside protection through collateralization. By investing across a range of property types, geographies, and capital structures, the Fund seeks to achieve portfolio diversification, mitigate concentration risk, and generate attractive risk-adjusted returns.

●	Participation in Leasing Obligations (Aircraft, Equipment, etc.): The Fund invests in loans directly backed by leasing obligations of commoditized equipment or mission critical assets to a counterparty over a defined term. These loans provide the right to payments for the use of essential assets to operating companies—such as aircraft, equipment, vehicles, or other mission-critical assets. These agreements provide the Fund with the opportunity for stable, predictable cash flows through regular lease payments. The leased assets serve as collateral, offering a measure of downside protection in the event of lessee default. The Fund’s investment strategy spans a variety of industries, which enhances portfolio diversification and reduces concentration risk. Overall, the Fund’s investments are designed to generate attractive risk-adjusted returns, provide inflation protection, and preserve capital through asset-backed structures, while also requiring careful management of risks.

●	Royalties Financing: Investments in entities holding intellectual property rights with credit-like cash flow characteristics or debt investments to companies collateralized by intellectual property rights. Royalties are a contractual or other legally binding arrangement pursuant to which a person owning an asset (including physical or intangible) sells such asset to, or otherwise permits the use of such asset by another person, in exchange for ongoing payments of a proportion of the revenue, profits, production or any other agreed amount or property derived from such asset. The Fund’s royalty financing strategy includes credit-like investments, debt securities and/or related securities in connection with: (i) the acquisition, creation, development or financing of royalties or entities holding royalties, or (ii) acquisitions, financings, investments, buyouts, expansion opportunities, privatizations, recapitalizations, rollovers, similar negotiated transactions, and/or special situations, which may include both control and non-control positions, in each case involving entities with substantial direct or indirect royalty investment, development, operations, management, ownership or financing activities or exposure, including investments in securities of companies backed by royalties or related assets and securities issued by special purpose vehicles, or any investments of a similar character.

Liquid Credit

The Fund is strategically positioned to capitalize on dynamic market opportunities in liquid credit, leveraging a flexible, opportunistic approach to asset allocation. We typically refer to an investment as liquid if the investment is, or we expect it to be, actively traded (with a typical settlement period of one month with respect to broadly syndicated loans). This segment is designed to maximize income, liquidity, and risk-adjusted returns, allowing the Fund to pivot to attractive market segments as conditions change as well as meet the Fund’s redemption obligations. Nevertheless, the Fund’s liquid credit strategy serves as an opportunistic complement to its private credit strategy described above. The allocation among Fund investments may vary from time to time, especially during the Fund’s initial period of investment operations. During this period, the Fund expects a substantial portion of the Fund’s portfolio to include liquid credit investments in order to maintain access to credit investing at times when the Fund’s private credit opportunities are being secured. The Fund’s investments in liquid credit may include, but is not limited to, such opportunities as listed below:

●	Bonds and Loans: The Fund’s strategy includes investments in a broad range of publicly traded credit instruments, with a primary focus on high yield corporate bonds and leveraged loans. High yield bonds, also known as “junk bonds,” are issued by companies with non-investment grade ratings and therefore offer higher yields to compensate investors for the increased credit risk. These bonds are typically more liquid than private credit, enabling the Fund to efficiently enter and exit positions as market conditions evolve. Leveraged loans are senior secured loans extended to companies with higher levels of debt, often used to finance acquisitions, recapitalizations, or other corporate activities. These loans generally feature floating interest rates, which adjust periodically based on a reference rate. These asset classes allow the Fund to quickly reallocate capital in response to shifts in credit markets, interest rates, or issuer fundamentals. The Fund may also diversify across industries, issuers, and maturities to manage risk and enhance return potential.

●	Hybrid Instruments: The Fund invests in hybrid instruments such as preferred stocks and convertible bonds, which blend characteristics of both debt and equity securities. Preferred stocks typically pay fixed or floating dividends and have a higher claim on assets and earnings than common stock but rank below traditional debt in the capital structure. This positioning allows preferred stocks to provide the Fund with a steady income stream, often with higher yields than common equity, while still offering some participation in the company’s growth. Certain preferred shares may be callable or convertible. Convertible bonds are typically corporate bonds that can be converted into a predetermined number of the issuer’s common shares, usually at the discretion of the bondholder. Convertible bonds pay regular interest like traditional bonds but also offer the potential for equity upside if the issuer’s stock price appreciates. This allows the Fund to benefit from both fixed income and equity market performance, while lowering volatility compared to direct equity investments. The Fund’s hybrid instruments provide portfolio diversification and flexibility while supporting the Fund’s liquidity and income objectives.

●	Structured Credit: The Fund invests in structured types of credit investments that are typically highly levered investments in lower risk credit collateral. These investments may take of the form of additional types of private fixed income securities, credit instruments and other investments with credit-like attributes various structured credit. The Fund may invest in debt and equity tranches of CLOs, commercial mortgage-backed securities (“CMBS”) and securitized products, floating and fixed rate loans, broadly syndicated senior secured loans and other opportunistic credit investments, which may include stressed and distressed credit situations, restructurings and non-performing loans.

Other Investments

In addition to its principal investments in private credit opportunities and liquid credit opportunities, the Fund may, from time to time, allocate assets to other investment opportunities as deemed appropriate by the Adviser, subject to the Fund’s investment objectives and policies.

The Fund may invest in debt securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, including U.S. Treasury obligations or obligations issued or guaranteed by U.S. Government agencies or instrumentalities, some of which may only be backed by the full faith and credit of the U.S. Treasury or backed only by the credit of the issuer itself. The Fund may also invest in money market funds that invest in short-term, high-quality debt instruments such as U.S. Treasury obligations, commercial paper, and certificates of deposit.

In addition, from time to time, the Fund may invest in or hold common stock and other equity securities (including business development companies (“BDCs”) and real estate investment trusts (“REITs”)), some of which may provide high dividend yields. The Fund may invest in warrants or rights (including those acquired in units or attached to other securities) that entitle (but do not obligate) the holder to buy equity securities at a specific price for a specific period of time but will do so only if such equity securities are deemed appropriate by the Adviser.

The Fund may also invest in structured minority interests and preferred equity investments in private businesses, which involve acquiring a non-controlling stake, often with preferential rights to dividends or liquidation proceeds. These investments are typically structured to provide downside protection and a defined income stream.

Temporary Investments: For temporary defensive purposes, during periods in which the Fund determines that economic, market or political conditions are unfavorable to investors and a defensive strategy would benefit the Fund, the Fund may temporarily deviate from its investment strategies and objective. During these periods, the Fund may invest temporarily in money market instruments, U.S. government securities, repurchase agreements, bank obligations and commercial paper, as well as cash, cash equivalents or high quality short-term fixed income and other securities, which the Fund expects will have returns substantially lower than the returns that the Fund anticipates earning from the Fund’s targeted investments.

Other Investment Considerations

The Fund may also invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.

Through the Fund’s private credit and liquid credit strategies, the Fund expects to focus on investments in the U.S. but may also invest in a number of different countries. The Fund has no minimum or maximum limit on the amount of assets that may be invested in non-U.S. securities or investments, including credit investments issued by emerging market issuers.

The Fund may invest in debt instruments that are unrated or carry a rating from a nationally recognized statistical rating organization below investment grade (rated lower than Baa3 by Moody’s Investors Service, Inc. or lower than BBB- by Standard & Poor’s Ratings) through its liquid credit strategy. The Fund’s investments in loans may include “covenant-lite” loans, which means the loans lack certain financial maintenance requirements. The Fund expects that certain of its credit investments will be liquid and may be used for the purposes of maintaining liquidity for the Fund’s quarterly repurchase offers and cash management, while also presenting an opportunity for investment returns.

The Fund’s investment objectives and 80% investment policy are non-fundamental and may be changed by the Board of Trustees (the “Board”), without approval by the holders of Shares (“Shareholders”), upon 60 days’ prior written notice to Shareholders. Derivative instruments, if any, used by the Fund will be counted toward the Fund’s 80% policy to the extent they have economic characteristics similar to the securities included within that policy. The Fund’s Statement of Additional Information (“SAI”) contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objectives and Policies.”

Underwriting and Investment Process

The Adviser’s Investment Committee (the “Investment Committee”) meets to, among other things, review and establish the allocation percentage across private credit and liquid credit. The Investment Committee considers factors such as macro-economic and market outlooks, assessment of the relative risk and return of each strategy, the Fund’s investment strategy, relevant portfolio limitations, and other factors in making its determination.

The Fund’s private credit strategy includes, but is not limited, to the origination, underwriting, Investment Committee review, legal documentation and post-closing steps outlined below:

Origination

●	Direct origination platform works to create enhanced yields by originating and structuring investments.

●	Platform drives increased deal flow, which provides for improved deal selectivity.

●	Allows for specific portfolio construction and a focus on higher quality investment opportunities.

Underwriting

●	Disciplined and research-intensive underwriting process leads to a highly selective approach.

●	Underwriting team focuses on collateral, company, and sponsor analysis, business plan review, financial review, and exit strategy.

●	Other tools that the Fund may use to verify data, include but are not limited to: appraisals, comparable analyses, site visits, company visits, background checks, and conversations with customers, suppliers, competitors, industry experts, and former employees.

Investment Committee Review

●	Focused on managing credit risk through comprehensive investment review process.

●	Members of the Investment Committee are: Leonard M. Tannenbaum, Peter McNitt, and Johanna White.

Portfolio Compliance

●	Adviser’s compliance and administration teams assess potential investments for compliance with the Fund’s investment restrictions and strategies.

Legal Documentation and Post-Closing Steps

●	Investment team works alongside external counsel to negotiate credit agreements and other applicable agreements.

●	Emphasis is placed on financial covenants and a limitation of actions that may be adverse to lenders.

●	Portfolio is monitored for ongoing compliance with the applicable investment restrictions and limitations.

●	Portfolio is proactively managed to monitor ongoing performance and loan covenant compliance.

Liquid Credit Investment Process

The Fund’s liquid credit strategy is constructed using a combination of qualitative and quantitative analyses, including: issuer-level fundamentals; sector and macroeconomic trends; capital-structure positioning; liquidity characteristics; and risk-adjusted return metrics. This process also takes into account the current stage of the credit cycle, diversification and concentration risks as well as tactical opportunities available to the Fund. A bottom-up credit review is performed to evaluate the issuer’s financial statements, cash flow stability, leverage ratios, and overall business model resilience. The Adviser conducts ongoing monitoring of the portfolio, including using liquidity risk management tools and scenario analyses to stress-test the portfolio’s ability to meet redemption requests and withstand market shocks.

Leverage

The Fund may utilize leverage to seek enhanced returns, subject to prevailing market conditions and at the discretion of the Adviser. The Fund may also use leverage to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund may borrow money in connection with its investment activities, to satisfy repurchase requests from Shareholders and to otherwise provide the Fund with liquidity. Leverage may be employed through various means, including borrowing from financial institutions, issuing debt securities, or, where appropriate, issuing preferred shares. The Fund may also use reverse repurchase agreements and similar financing arrangements to achieve leverage on a limited basis.

When considering the use of leverage, the Adviser will evaluate factors such as the maturity profile, covenant terms, and interest rate structure of the proposed borrowings, as well as the associated risks in the context of the Fund’s investment outlook. Any leverage employed is intended to increase the capital available for investment or other purposes.

Certain instruments that create leverage are considered to be senior securities under the 1940 Act. With respect to senior securities representing indebtedness (i.e., borrowing or deemed borrowing), other than temporary borrowings as defined under the 1940 Act, the Fund is required to have an asset coverage of at least 300%, as measured at the time of borrowing and calculated as the ratio of the Fund’s total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of the Fund’s outstanding senior securities representing indebtedness. With respect to senior securities that are equity (i.e., preferred shares), the Fund is required to have an asset coverage of at least 200%, as measured at the time of the issuance of any such preferred shares and calculated as the ratio of the Fund’s total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of the Fund’s outstanding senior securities representing indebtedness plus the aggregate liquidation preference of any outstanding preferred shares.

The Fund expects that it will, or that it may need to, raise additional capital in the future to fund its continued growth, and the Fund may do so by entering into a credit facility, issuing preferred shares or debt securities or through other leveraging instruments. Subject to the limitations under the 1940 Act, the Fund may incur additional leverage opportunistically or not at all and may choose to increase or decrease its leverage. The Fund may use different types or combinations of leveraging instruments at any time based on the Adviser’s assessment of market conditions and the investment environment, including forms of leverage other than preferred shares, debt securities and/or credit facilities.

Additionally, the Fund may borrow for temporary, emergency or other purposes as permitted under the 1940 Act, which indebtedness would generally not be subject to the asset coverage requirements described above. By leveraging the Fund’s investment portfolio, the Fund may create an opportunity for increased net income and capital appreciation. However, the use of leverage also involves significant risks and expenses, which will be borne entirely by Shareholders, and the Fund’s leverage strategy may not be successful. For example, the more leverage that is employed, the more likely a substantial change will occur in the Fund’s net asset value (“NAV”) per share.

To the extent the income derived from investments purchased with funds received from leverage exceeds the cost of leverage, the Fund’s return will be greater than if leverage had not been used. Conversely, if the income from the securities purchased with such funds is not sufficient to cover the cost of leverage or if the Fund incurs capital losses, the Fund’s return will be less than if leverage had not been used, and therefore the amount available for distribution to Shareholders as dividends and other distributions will be reduced or potentially eliminated. The Adviser may determine to maintain the Fund’s leveraged position if it expects that the long-term benefits of maintaining the leveraged position will outweigh the current reduced return. The Fund may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit. Either of these requirements will increase the cost of borrowing over the stated interest rate. In addition, capital raised through borrowing will be subject interest costs that may or may not exceed the income and appreciation on the assets purchased.

In connection with any credit facility, the lender may impose specific restrictions as a condition to borrowing. The credit facility fees may include up front structuring fees and ongoing commitment fees (including fees on amounts undrawn on the facility) in addition to the traditional interest expense on amounts borrowed. The credit facility may involve a lien on the Fund’s assets. Similarly, to the extent the Fund issues notes, the Fund may be subject to fees, covenants and investment restrictions required by a national securities rating agency, as a result. Such covenants and restrictions imposed by a rating agency or lender may include asset coverage or portfolio composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. While it is not anticipated that these covenants or restrictions will significantly impede the Adviser in managing the Fund’s portfolio in accordance with the Fund’s investment objectives and policies, if these covenants or guidelines are more restrictive than those imposed by the 1940 Act, the Fund would not be able to utilize as much leverage as the Fund otherwise could have, which could reduce the Fund’s investment returns. In addition, the Fund expects that any notes the Fund issues or credit facility the Fund enters into would contain covenants that may impose geographic exposure limitations, credit quality minimums, liquidity minimums, concentration limitations and currency hedging requirements on the Fund. These covenants would also likely limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change fundamental investment policies and engage in certain transactions, including mergers and consolidations. Such restrictions could cause the Adviser to make different investment decisions than if there were no such restrictions and could limit the ability of the Board and the Shareholders to change fundamental investment policies.

The Fund’s willingness to utilize leverage, and the amount of leverage the Fund incurs, will depend on many factors, the most important of which are investment outlook, market conditions and interest rates. Successful use of a leveraging strategy may depend on the Fund’s ability to predict correctly interest rates and market movements, and there is no assurance that a leveraging strategy will be successful during any period in which it is employed. Any leveraging cannot be achieved until the proceeds resulting from the use of leverage have been invested in accordance with the Fund’s investment objectives and policies.

The following table illustrates the effect of leverage on the total return of Shares, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. The table further reflects the issuance of leverage representing [__]% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage), net of expenses and the Fund’s currently projected annual interest on its leverage of [__]%.

Assumed Portfolio Total Return (Net of Expenses)	(10)%	(5)%	0%	5%	10%
Common Shares Total Return	[__]%	[__]%	[__]%	[__]%	[__]%

Total return is composed of two elements — the dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund) and gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table above assumes that the Fund is more likely to suffer capital losses than to enjoy capital appreciation. For example, to assume a total return of 0% the Fund must assume that the interest it receives on its investments is entirely offset by losses in the value of those investments.

Illiquid Transactions

Generally, investments will be purchased or sold by the Fund in private markets, including securities that are not publicly traded or that are otherwise illiquid and securities acquired directly from the issuer.

The Fund’s portfolio will include a mix of liquid and illiquid assets, with the more liquid holdings serving both as a source of potential return and as a means to meet liquidity needs for investor redemptions and operational purposes.

Co-Investment with Affiliates

The 1940 Act imposes limits on certain privately negotiated co-investments with affiliates of the Fund. Specifically, Section 17 of the 1940 Act restricts the ability of the Fund to engage (except in certain limited circumstances) in transactions with “affiliated persons” of investment companies. Absent the Adviser and the Fund obtaining from the SEC a co-investment order that permits a broader range of affiliated transactions, subject to a variety of conditions and requirements, the Fund would not be permitted to co-invest alongside affiliates in a broader range of affiliated transactions.

The Adviser and the Fund intend to apply for an exemptive order from the Securities and Exchange Commission (“SEC”) that would expand the Fund’s ability to co-invest alongside other affiliated funds or accounts (including private funds) managed by the Adviser or its affiliates in privately negotiated portfolio investments. The co-investment exemptive order will contain certain conditions that limit or restrict the Fund’s ability to participate in such investment opportunities. In such cases, the Fund may participate in an investment to a lesser extent or, under certain circumstances, may not participate in the investment. There can be no assurance that the co-investment exemptive order will be granted. Unless and until the Fund receives such co-investment exemptive order from the SEC, the Fund will only invest in co-investment opportunities where the transaction is permitted under existing regulatory guidance, such as transactions in which price is the only negotiated term. Ultimately, if the co-investment exemptive order is not granted, the Fund may not be able to obtain the Fund’s desired exposure to certain credit strategies, which could impact the Fund’s ability to achieve its investment objectives.

Periodic Repurchase Offers

The Fund provides a limited degree of liquidity to the Shareholders by conducting quarterly offers to repurchase its Shares at their NAV on the date on which the repurchase price for Shares is determined (the “Valuation Date”). Each repurchase offer will be for no less than 5% nor more than 25% of the Shares outstanding. If the value of Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the Fund. Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer, which date will be no more than fourteen (14) days prior to the Valuation Date.

Competition

Our dynamic approach to identifying relative value enables the Fund to pursue opportunities in areas with less competition and favorable risk adjusted returns. Nevertheless, we may compete for investments with other investment funds (including private credit funds, mezzanine funds, credit funds, and funds that invest in CLOs, structured notes and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. These other investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in private U.S. companies. As a result of these new entrants, competition for investment opportunities in private U.S. companies may intensify. We may lose investment opportunities if we do not match our competitors’ pricing, terms or structure. If we are forced to match our competitors’ pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to the regulatory restrictions that the 1940 Act imposes on us as a closed-end fund. See “Principal Risks of the Fund—Competition Risk.”

Distributions

The Fund intends to distribute substantially all of its net investment income to Shareholders in the form of dividends. The Fund intends to declare income dividends and distribute them monthly to Shareholders of record. In addition, the Fund intends to distribute any net capital gains it earns from the sale of portfolio securities to Shareholders no less frequently than annually. Net short-term capital gains may be paid more frequently.

Conclusion

The Fund is structured to provide investors with a single access point to a broad and evolving universe of income generating assets. Through a flexible, actively managed approach that spans both public and private markets, the Fund aims to deliver current income and attractive risk-adjusted returns. The Fund’s strategy is underpinned by broad diversification, access to specialized corners of the market, and a disciplined risk management process, all supported by the expertise and experience of the principals of the Adviser.

PRINCIPAL RISKS OF THE FUND

Investors should carefully consider the material risk factors described below, before deciding on whether to make an investment in the Fund. The risks set out below are not the only risks the Fund faces. Additional risks and uncertainties not currently known to the Fund or that the Fund currently deems to be immaterial also may materially adversely affect the Fund’s business, financial condition and/or operating results. If any of the following events occur, the Fund’s business, financial condition and results of operations could be materially adversely affected. In such case, the NAV of the Shares could decline, and investors may lose all or part of their investment.

Risks Relating to Investment Strategies, Portfolio Composition and the Fund’s Investment Process

Risks of Investments Generally. All investments risk the loss of capital. Such investments are subject to investment-specific price fluctuations as well as to macro-economic, market and industry-specific conditions, including but not limited to national and international economic conditions, domestic and international financial policies and performance, conditions affecting particular investments such as the financial viability, sales and product lines of corporate issuers, national and international politics and governmental events, and changes in income tax laws. No guarantee or representation is made that the Fund’s investment program will be successful. The Fund’s investment strategies involve, without limitation, risks inherent in asset-backed income strategies, including those related to collateralized investments and direct lending activities, such as the potential for collateral value fluctuations, borrower credit deterioration or default, and challenges in enforcing or realizing on collateral. In addition, the Fund is subject to risks associated with liquid credit strategies, including market volatility, interest rate changes, liquidity constraints, and counterparty risks. These strategies may also involve risks related to limited diversification, concentration in certain asset types or sectors, the use of leverage, and operational or systems failures, all of which could adversely affect the Fund’s performance. Certain investment techniques of the Fund (e.g., use of direct leverage or indirectly through leveraged investments) can, in certain circumstances, magnify the impact of adverse market moves to which the Fund may be subject. In addition, the Fund’s investments may be materially affected by conditions in real estate markets, the financial markets and overall economic conditions occurring globally and in particular markets where the Fund may invest its assets.

The Fund’s methods of minimizing such risks may not accurately predict future risk exposures. Risk management techniques are based in part on the observation of historical market behavior, which may not predict market divergences that are larger than historical indicators. Also, information used to manage risks may not be accurate, complete or current, and such information may be misinterpreted.

Nature of the Fund’s Investments. The Fund may allocate its assets across credit strategies with respect to the type and nature of investments in which it invests. While a significant portion of the loans in which the Fund will invest or originate are expected to be secured, the Fund may also invest in debt or other securities that are either unsecured and subordinated to substantial amounts of senior indebtedness, or a significant portion of which may be unsecured. In such instances, the ability of the Fund to influence an issuer’s affairs, especially during periods of financial distress or following an insolvency is likely to be substantially less than that of senior creditors. For example, under terms of subordination agreements, senior creditors are typically able to block the acceleration of the debt or other exercises by the Fund of its rights as a creditor. Accordingly, the Fund may not be able to take the steps necessary to protect its investments in a timely manner or at all. In addition, the debt securities in which the Fund will invest may not be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and may not be rated by a credit rating agency.

The borrowers of loans constituting the Fund’s assets may seek the protections afforded by bankruptcy, insolvency and other debtor relief laws. Bankruptcy proceedings are unpredictable. Additionally, the numerous risks inherent in the insolvency process create a potential risk of loss by the Fund of its entire investment in any particular investment. Insolvency laws may, in certain jurisdictions, result in a restructuring of the debt without the Fund’s consent under the “cramdown” provisions of applicable insolvency laws and may also result in a discharge of all or part of the debt without payment to the Fund.

Debt securities are also subject to other risks, including (i) the possible invalidation of an investment transaction as a fraudulent conveyance, (ii) the recovery of liens perfected or payments made on account of a debt in the period before an insolvency filing as a preference, (iii) equitable subordination claims by other creditors, (iv) so called lender liability claims by the issuer of the obligations (see “Risks Related to Investments in Loans”) and (v) environmental liabilities that may arise with respect to collateral securing the obligations. Additionally, adverse credit events with respect to any issuer, such as missed or delayed payment of interest and/or principal, bankruptcy, receivership, or distressed exchange, can significantly diminish the value of the Fund’s investment in any such company. The Fund’s investments may be subject to early redemption features, refinancing options, pre-payment options or similar provisions which, in each case, could result in the issuer repaying the principal on an obligation held by the Fund earlier than expected. Accordingly, there can be no assurance that the Fund’s investment objective will be realized.

In addition, during periods of market disruption, borrowers of loans constituting the Fund’s assets may be more likely to seek to draw on unfunded commitments the Fund has made, and the Fund’s risk of being unable to fund such commitments is heightened during such periods.

Market Risk. The success of the Fund’s activities will be affected by general economic and market conditions, such as interest rates, availability of credit, credit defaults, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation of the Fund’s investments), trade barriers, currency exchange controls, disease outbreaks, pandemics, and national and international political, environmental and socioeconomic circumstances (including wars, terrorist acts or security operations). In addition, the current U.S. political environment and the resulting uncertainties regarding actual and potential shifts in U.S. foreign investment, trade, taxation, economic, environmental and other policies under the current administration, including the imposition of tariffs, as well as the impact of geopolitical tension, such as a deterioration in the bilateral relationship between the U.S. and China, an escalation in conflict between Russia and Ukraine or other systemic issuer or industry-specific economic disruptions, could lead to disruption, instability and volatility in the global markets. Unfavorable economic conditions also would be expected to increase the Fund’s funding costs, limit its access to the capital markets or result in a decision by lenders not to extend credit to us.

Economic sanctions may be, and have been, imposed against certain countries, organizations, companies, entities and/or individuals. Economic sanctions and other similar governmental actions or developments could, among other things, effectively restrict or eliminate the Fund’s ability to purchase or sell certain foreign securities or groups of foreign securities, and thus may make the Fund’s investments in such securities less liquid or more difficult to value. Such sanctions may also cause a decline in the value of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country. In addition, as a result of economic sanctions and other similar governmental actions or developments, the Fund may be forced to sell or otherwise dispose of foreign investments at inopportune times or prices.

Current and historic market turmoil has illustrated that market environments may, at any time, be characterized by uncertainty, volatility and instability. Serious economic disruptions may result in governmental authorities and regulators enacting significant fiscal and monetary policy changes, including by providing direct capital infusions into companies, introducing new monetary programs and considerably increasing or lowering interest rates, which, in some cases resulted in negative interest rates.

As global systems, economies and financial markets are increasingly interconnected, events that once had only local impact are now more likely to have regional or even global effects. Events that occur in one country, region or financial market will, more frequently, adversely impact issuers in other countries, regions or markets. These impacts can be exacerbated by failures of governments and societies to adequately respond to an emerging event or threat. These types of events quickly and significantly impact markets in the U.S. and across the globe leading to extreme market volatility and disruption. The extent and nature of the impact on supply chains or economies and markets from these events is unknown, particularly if a health emergency or other similar event, such as the COVID-19 outbreak, persists for an extended period of time. The value of the Fund’s investment may decrease as a result of such events, particularly if these events adversely impact the operations and effectiveness of the Adviser or key service providers or if these events disrupt systems and processes necessary or beneficial to the investment advisory or other activities on behalf the Fund.

The Fund’s investment strategy and the availability of opportunities satisfying the Fund’s risk-adjusted return parameters relies in part on observable trends and conditions in the financial markets and in some cases the improvement of such conditions. Trends and historical events do not imply, forecast or predict future events and, in any event, past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Adviser will prove correct and actual events and circumstances may vary significantly.

Many of the issuers in which the Fund will make investments may be susceptible to economic slowdowns or recessions and may be unable to repay the loans made to them during these periods. Therefore, non-performing assets may increase and the value of the Fund’s portfolio may decrease during these periods as the Fund is required to record the investments at their current fair value. Adverse economic conditions also may decrease the value of collateral securing some of the Fund’s loans and the value of its equity investments. Economic slowdowns or recessions could lead to financial losses in the Fund’s portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase the Fund’s and the issuers’ funding costs, limit the Fund’s and the issuers’ access to the capital markets or result in a decision by lenders not to extend credit to the Fund or the issuers. These events could prevent the Fund from increasing investments and harm its operating results.

The prices of financial instruments in which the Fund may invest can be highly volatile. General fluctuations in the market prices of securities may affect the value of the investments held by the Fund. Instability in the securities markets may also increase the risks inherent in the Fund’s investments.

Credit Risk. One of the fundamental risks associated with the Fund’s investments is credit risk, which is the risk that an issuer will be unable to make principal and interest payments on its outstanding debt obligations when due. The Fund’s return to investors would be adversely impacted if an issuer of debt in which the Fund invests becomes unable to make such payments when due.

Although the Fund may make investments that the Adviser believes are secured, collateralized or backed by specific collateral, the value of which may initially exceed the principal amount of such investments or the Fund’s fair value of such investments, there can be no assurance that the liquidation of any such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments with respect to such investment, or that such collateral could be readily liquidated. The Fund may also invest in leveraged loans, high yield securities, marketable and non-marketable common and preferred equity securities and other unsecured investments, each of which involves a higher degree of risk than senior secured loans. Furthermore, the Fund’s right to payment and its security interest, if any, may be subordinated to the payment rights and security interests of a senior lender, to the extent applicable. Certain of these investments may have an interest-only payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the investment. In addition, loans may provide for payments-in-kind, which have a similar effect of deferring current cash payments. In such cases, an issuer’s ability to repay the principal of an investment may depend on a liquidity event or the long-term success of the company, the occurrence of which is uncertain.

With respect to the Fund’s investments in any number of credit products, if the borrower or issuer breaches any of the covenants or restrictions under the credit agreement that governs loans of such issuer or borrower, it could result in a default under the applicable indebtedness as well as the indebtedness held by the Fund. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. This could result in an impairment or loss of the Fund’s investment or a pre-payment (in whole or in part) of the Fund’s investment.

Similarly, while the Fund will generally target investing in companies it believes are of high quality, these companies could still present a high degree of business and credit risk. Companies in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in their business, a change in the competitive environment or the continuation or worsening of the current (or any future) economic and financial market downturns and dislocations. As a result, companies that the Fund expected to be stable or improve may operate, or expect to operate, at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or maintain their competitive position, or may otherwise have a weak financial condition or experience financial distress. In addition, exogenous factors such as fluctuations of the equity markets also could result in warrants and other equity securities or instruments owned by the Fund becoming worthless.

Credit Spread Risk. Credit spread risk is the risk that credit spreads (i.e., the difference in yield between securities that is due to differences in their credit quality) may increase when the market expects below-investment-grade bonds to default more frequently. Widening credit spreads may quickly reduce the market values of below-investment-grade and unrated securities. In recent years, the U.S. capital markets experienced extreme volatility and disruption which increased the spread between yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. Central banks and governments played a key role in reintroducing liquidity to parts of the capital markets. Future exits of these financial institutions from the market may reintroduce temporary illiquidity. These and future market disruptions and/or illiquidity would be expected to have an adverse effect on the Fund’s business, financial condition, results of operations and cash flows.

Private Credit Risk. The Fund may obtain exposure to select less liquid or illiquid private credit investments, generally involving corporate borrowers, including through investments in pooled investment vehicles. Typically, private credit investments are not traded in public markets and are illiquid, such that the Fund may not be able to resell some of its holdings for extended periods, which may be several years. The Fund may, from time to time or over time, focus its private credit investments in a particular industry or sector or select industries or sectors. Investment performance of such industries or sectors may thus at times have an out-sized impact on the performance of the Fund. Additionally, private credit investments can range in credit quality depending on security-specific factors, including total leverage, amount of leverage senior to the security in question, variability in the issuer’s cash flows, the size of the issuer, the quality of assets securing debt and the degree to which such assets cover the subject company’s debt obligations. The issuers of the Fund’s private credit investment will often be leveraged, as a result of recapitalization transactions, and may not be rated by national credit rating agencies.

Interest Rate Risk. The Fund is subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on the Fund’s ability to make investments, the value of its investments and its ability to realize gains from the disposition of investments and, accordingly, have a material adverse effect on the Fund’s investment objectives and its rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for the Fund’s financing needs.

During periods of falling interest rates, payments under floating rate debt instruments that the Fund holds would generally decrease, resulting in less revenue to the Fund. In the event of a sharply rising interest rate environment, payments under floating rate debt instruments generally would rise and there may be a significant number of issuers of such floating rate debt instruments that would be unable or unwilling to pay such increased interest costs and may otherwise be unable to repay their loans. Investments in floating rate debt instruments may also decline in value in response to rising interest rates if the interest rates of such investments do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, fixed-rate debt instruments may decline in value because the fixed rates of interest paid thereunder may be below market interest rates.

Risks Related to Investments in Loans. The Fund may invest in loans, either through primary issuances or in secondary transactions, including potentially on a synthetic basis. The value of the Fund’s loans may be detrimentally affected to the extent a borrower defaults on its obligations. There can be no assurance that the value assigned by the Adviser to collateralize an underlying loan can be realized upon liquidation, nor can there be any assurance that any such collateral will retain its value. Furthermore, circumstances could arise (such as in the bankruptcy of a borrower) that could cause the Fund’s security interest in the loan’s collateral to be invalidated. Also, much of the collateral will be subject to restrictions on transfer intended to satisfy securities regulations, which will limit the number of potential purchasers if the Fund intends to liquidate such collateral. The amount realizable with respect to a loan may be detrimentally affected if a guarantor, if any, fails to meet its obligations under a guarantee. Finally, there may be a monetary, as well as a time cost involved in collecting on defaulted loans and, if applicable, taking possession of various types of collateral.

The Adviser considers a range of default and loss scenarios at an investment level and typically aggregates those losses to a portfolio level, considering those losses relative to the loan-to-value of an investment. While the Adviser focuses on credit default risk relative to the ultimate value of an investment at maturity, it also considers the potential impact of changes in defaults on the market price for any investments.

The portfolio may include senior secured debt with a high degree of asset protection, first lien senior secured, second and third lien loans, mezzanine debt (which in some cases includes an equity component) and any other loans.

First Lien Senior Secured Loans Risk. To the extent the Fund makes a senior secured term loan investment in an issuer, it will generally take a security interest in substantially all of the available assets of the issuer, including the equity interests of its domestic subsidiaries, which the Fund expects to help mitigate the risk that it will not be repaid. However, there is a risk that the collateral securing the Fund’s loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the issuer to raise additional capital, and, in some circumstances, the Fund’s lien could be subordinated to claims of other creditors. In addition, deterioration in an issuer’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that the Fund will receive principal and interest payments according to the loan’s terms, or at all, or that it will be able to collect on the loan should it be forced to enforce its remedies.

Second Lien Senior Secured Loans and Junior Debt Investments Risk. Second and third lien loans are subject to the same investment risks generally applicable to senior loans described above. The Fund’s second lien senior secured loans will be subordinated to first lien loans and the Fund’s junior debt investments, such as mezzanine loans, generally will be subordinated to both first lien and second lien loans and have junior security interests or may be unsecured. As such, to the extent the Fund holds second lien senior secured loans and junior debt investments, holders of first lien loans may be repaid before the Fund in the event of a bankruptcy or other insolvency proceeding. Therefore, second and third lien loans are subject to additional risk that the cash flow of the related obligor and the property securing the second or third lien loan may be insufficient to repay the scheduled payments to the lender after giving effect to any senior secured obligations of the related obligor. This may result in an above average amount of risk and loss of principal. Second and third lien loans are also expected to be more illiquid than senior loans.

Investments in subordinated debt involve greater credit risk of default and loss than the more senior classes or tranches of debt in an issuer’s capital structure. Subordinated tranches of debt instruments (including mortgage-backed securities) absorb losses from default before other more senior tranches of such instruments, which creates a risk particularly if such instruments (or securities) have been issued with little or no credit enhancement or equity. To the extent the Fund invests in subordinate debt instruments (including mortgage-backed securities), the Fund would likely receive payments or interest distributions after, and must bear the effects of losses or defaults on, the senior debt (including underlying mortgage loans, senior mezzanine debt or senior CMBS bonds) before, the holders of other more senior tranches of debt instruments with respect to such issuer. The Fund’s investments will be affected, where applicable, by (i) the relative payment priorities of the respective classes of instruments or securities issued by portfolio companies (or affiliates thereof), (ii) the order in which the principal balances of such respective classes with balances will be reduced in connection with losses and default-related shortfalls, and (iii) the characteristics and quality of the underlying loans in the Fund.

Mezzanine Debt Risk. Mezzanine securities generally are rated below investment grade and frequently are unrated and present many of the same risks as senior loans, second lien loans and non-investment grade bonds. However, unlike senior loans and second lien loans, mezzanine securities are not a senior or secondary secured obligation of the related borrower. They typically are the most subordinated debt obligation in an issuer’s capital structure. Mezzanine securities also may often be unsecured. Mezzanine securities therefore are subject to additional risk that the cash flow of the related borrower and the property securing the loan may be insufficient to repay the scheduled obligation after giving effect to any senior obligations of the related borrower. Mezzanine securities are also expected to be a highly illiquid investment. Mezzanine securities will be subject to certain additional risks to the extent that such loans may not be protected by financial covenants or limitations upon additional indebtedness. Investment in mezzanine securities is a highly specialized investment practice that depends more heavily on independent credit analysis than investments in other types of debt obligations.

Unitranche Loans Risk. Unitranche loans provide leverage levels comparable to a combination of first lien and second lien or subordinated loans. From the perspective of a lender, in addition to making a single loan, a unitranche loan may allow the lender to choose to participate in the “first out” tranche, which will generally receive priority with respect to payments of principal, interest and any other amounts due, or to choose to participate only in the “last out” tranche, which is generally paid after the “first out” tranche is paid. The Fund may participate in “first out” and “last out” tranches of unitranche loans and make single unitranche loans.

Unsecured Loans Risk. Unsecured loans are subject to the same investment risks generally applicable to loans described above but are subject to additional risk that the assets and cash flow of the related obligor may be insufficient to repay the scheduled payments to the lender after giving effect to any secured obligations of the obligor. Unsecured loans will be subject to certain additional risks to the extent that such loans may not be protected and such loans are not secured by collateral, financial covenants or limitations upon additional indebtedness. Unsecured loans are also expected to be a more illiquid investment than senior loans for this reason.

Covenant-Lite Loans Risk. The Fund may invest in “covenant-lite” loans. Covenant-lite loans refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent the Fund invests in “covenant-lite” loans, the Fund may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

Consumer Loan Risk. The Fund may invest in consumer loans (or asset-backed securities backed by consumer loans), including debt consolidation loans, home improvement loans, personal loans, residential real estate investments, credit cards, and automobile loans. The performance of such investments are affected by, among other things, general economic conditions. Changes in economic conditions have adversely affected the performance and market value of such investments. Consumer loans are susceptible to prepayment risks and default risks. Unsecured consumer loans are not secured by any collateral of the borrowers. The repayment of unsecured consumer loans is dependent upon the ability and willingness of the borrowers to repay. Other consumer loans, like automobile loans, may be secured by collateral, but the value of that collateral is not guaranteed. Automobile loans are not typically insured or guaranteed by any other person or entity. Increases in unemployment, decreases in home values or the values of other consumer assets or lack of availability of credit may lead to increased default rates and may also be accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding automobile loan contracts, which weakens collateral coverage and increases the amount of a loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession or otherwise may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. The occurrence of any of any of the foregoing risks could, among other things, adversely affect the consumer loans (or the asset-backed securities backed by consumer loans) in which the Fund may invest.

Risks Related to Bank Loans. Under the agreements governing most syndicated loans, should a holder of an interest in a syndicated loan wish to call a default or exercise remedies against a borrower, it could not do so without the agreement of at least a majority of the other lenders. Actions could also be taken by a majority of the other lenders, or in some cases, a single agent bank, without the consent of all lenders. Each lender would nevertheless be liable to indemnify the agent bank for its ratable share of expenses or other liabilities incurred in such connection and, generally, with respect to the administration and any renegotiation or enforcement of the syndicated loans. Moreover, an assignee or participant in a loan may not be entitled to certain gross-up payments in respect of withholding taxes and other indemnities that otherwise might be available to the original holder of the loan. The Fund may invest a portion of its assets in bank loans and participations. The special risks associated with these obligations include (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws, (ii) adverse consequences resulting from participating in such instruments with other institutions with lower credit quality and (iii) limitations on the ability of the Fund or the Adviser to directly enforce its rights with respect to participations. The Adviser will seek to balance the magnitude of these and other risks identified by it against the potential investment gain prior to entering into each such investment. Successful claims by third parties arising from these and other risks, absent bad faith, may be borne by the Fund. Bank loans are frequently traded on the basis of standardized documentation which is used in order to facilitate trading and market liquidity. There can be no assurance, however, that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity or that the current level of liquidity will continue or that the same documentation will be used in the future. The settlement of trading in bank loans often requires the involvement of third parties, such as administrative or syndication agents, and there presently is no central clearinghouse or authority which monitors or facilitates the trading or settlement of all bank loan trades. Often, settlement may be delayed based on the actions of any third party or counterparty, and adverse price movements may occur in the time between trade and settlement, which could result in adverse consequences for the Fund.

The Fund may acquire interests in bank loans either directly (by way of sale or assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a contracting party under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution. Participation interests in a portion of a debt obligation typically result in a contractual relationship only with the institution participating out the interest and not with the borrower. In purchasing participations, the Fund typically will not have the right to vote on matters requiring a vote of holders of the underlying debt and may have no right to enforce compliance by the borrower with the terms of the loan agreement, or any rights of set-off against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, if the Fund were to hold a participation, it would assume the credit risk of both the borrower and the institution selling the participation to the Fund. In certain circumstances, investing in the form of participation may be the most advantageous or only route for the Fund to make or hold any such investment, including in light of limitations relating to local laws or the willingness of administrative agents or borrowers to allow the Fund to become a direct lender.

Finally, loans may become non-performing for a variety of reasons. Non-performing debt obligations may require substantial workout negotiations, restructuring or bankruptcy filings that may entail a substantial reduction in the interest rate, deferral of payments and/or a substantial write-down of the principal of a loan or conversion of some or all of the debt to equity. Additional costs associated with these activities may reduce returns.

Loan Origination Risk. The Fund may originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of, and without limitation as to a loan’s level of seniority within a capital structure, whole loans, assignments, participations, secured and unsecured notes, senior and second lien loans, mezzanine loans, bridge loans or similar investments. The Fund may originate loans to corporations and/or other legal entities and individuals, including foreign (non-U.S.) and emerging market entities and individuals. Loans may carry significant credit risks (for example, a borrower may not have a credit rating or score or may have a rating or score that indicates significant credit risk). This may include loans to public or private firms or individuals. The loans the Fund invests in or originates may vary in maturity and/or duration. The Fund is not limited in the amount, size or type of loans it may invest in and/or originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade, other than pursuant to any applicable law. The Fund’s investment in or origination of loans may also be limited by the requirements the Fund intends to observe under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) in order to qualify as a regulated investment company (“RIC”). The Fund may subsequently offer such investments for sale to third parties; provided, that there is no assurance that the Fund will complete the sale of such an investment. If the Fund is unable to sell, assign or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund’s investments having high exposure to certain borrowers. The Fund will be responsible for the expenses associated with originating a loan (whether or not consummated). This may include significant legal and due diligence expenses, which will be indirectly borne by the Fund and Shareholders.

Loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state attorneys general, and by the federal government. Governmental investigations, examinations or regulatory actions, or private lawsuits, including purported class action lawsuits, may adversely affect such companies’ financial results. To the extent the Fund engages in origination and/or servicing directly, or has a financial interest in, or is otherwise affiliated with, an origination or servicing company, the Fund will be subject to enhanced risks of litigation, regulatory actions and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties or other charges, any or all of which could materially adversely affect the Fund and its holdings.

To the extent the Fund originates loans, the Fund may be subject to greater levels of credit risk, call risk, settlement risk, risk of subordination to other creditors, insufficient or lack of protection under federal securities laws and liquidity risk. These instruments are considered predominantly speculative with respect to an issuer’s continuing ability to make principal and interest payments and may be more volatile than other types of securities. The Fund may also be subject to greater levels of liquidity risk than funds that do not invest in loans. In addition, the loans in which the Fund invests may not be listed on any exchange and a secondary market for such loans may be comparatively illiquid relative to markets for other more liquid fixed income securities. Consequently, transactions in loans may involve greater costs than transactions in more actively traded securities. In connection with certain loan transactions, transaction costs that are borne by the Fund may include the expenses of third parties that are retained to assist with reviewing and conducting diligence, negotiating, structuring and servicing a loan transaction, and/or providing other services in connection therewith. Furthermore, the Fund may incur such costs in connection with loan transactions that are pursued by the Fund but not ultimately consummated (so-called “broken deal costs”). Restrictions on transfers in loan agreements, a lack of publicly-available information, irregular trading activity and wide bid/ask spreads, among other factors, may, in certain circumstances, make loans more difficult to sell at an advantageous time or price than other types of securities or instruments. These factors may result in the Fund being unable to realize full value for the loans and/or may result in the Fund not receiving the proceeds from a sale of a loan for an extended period after such sale, each of which could result in losses to the Fund. Some loans may have extended trade settlement periods, including settlement periods of greater than seven days, which may result in cash not being immediately available to the Fund. If an issuer of a loan prepays or redeems the loan prior to maturity, the Fund may have to reinvest the proceeds in other loans or similar instruments that may pay lower interest rates. Because of the risks involved in investing in loans, an investment in the Fund should be considered speculative.

Limited Amortization Requirements Risk. The Fund may invest in loans that have limited mandatory amortization requirements. While these loans may obligate an issuer to repay the loan out of asset sale proceeds, with annual excess cash flow or by refinancing upon maturity, repayment requirements may be subject to substantial limitations that would allow an issuer to retain such asset sale proceeds or cash flow, thereby extending the expected weighted average life of the investment. In addition, a low level of amortization of any debt over the life of the investment may increase the risk that an issuer will not be able to repay or refinance the loans held by the Fund when it matures.

Prepayment Risk. Prepayment risk relates to the early repayment of principal on a loan or debt security. Loans are generally callable at any time, and certain loans may be callable at any time at no premium to par. The Adviser is generally unable to predict the rate and frequency of such repayments. Whether a loan is called will depend both on the continued positive performance of the issuer and the existence of favorable financing market conditions that allow such issuer the ability to replace existing financing with less expensive capital. As market conditions change frequently, the Adviser will often be unable to predict when, and if, this may be possible for each of the Fund’s issuers. Having the loan or other debt instrument called early may have the effect of reducing the Fund’s actual investment income below its expected investment income if the capital returned cannot be invested in transactions with equal or greater yields.

Counterparty Risk. The Fund is exposed to the risk that third parties that may owe the Fund, or its issuers, money, securities or other assets will not perform their obligations. These parties include trading counterparties, clearing agents, exchanges, clearing houses, custodians, prime brokers, administrators and other intermediaries. These parties may default on their obligations to the Fund or its issuers, due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from entering into swap or other derivative contracts under which counterparties have long-term obligations to make payments to the Fund or its issuers, or executing securities, futures, currency or commodity trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other intermediaries. Also, any practice of rehypothecation of securities of the Fund or its issuers held by counterparties could result in the loss of such securities upon the bankruptcy, insolvency or failure of such counterparties. In addition, any of the Fund’s cash held with a prime broker, custodian or counterparty may not be segregated from the prime broker’s, custodian’s or counterparty’s own cash, and the Fund therefore may rank as an unsecured creditor in relation thereto. The inability to recover the Fund’s assets could have a material impact on the performance of the Fund. The consolidation and elimination of counterparties resulting from the disruption in the financial markets has generally increased the concentration of counterparty risk and has decreased the number of potential counterparties.

Investments in Highly Leveraged Issuers Risk. The Fund’s investments may include investments in issuers whose capital structures have significant leverage (including substantial leverage senior to the Fund’s investments), a considerable portion of which may be at floating interest rates. The leveraged capital structure of such issuers will increase their exposure to adverse economic factors such as rising interest rates, downturns in the economy or further deteriorations in the financial condition of the issuer or its industry. This leverage may result in more serious adverse consequences to such companies (including their overall profitability or solvency) in the event these factors or events occur than would be the case for less leveraged issuers. In using leverage, these issuers may be subject to terms and conditions that include restrictive financial and operating covenants, which may impair their ability to finance or otherwise pursue their future operations or otherwise satisfy additional capital needs. Moreover, rising interest rates may significantly increase the issuers or project’s interest expense, or a significant industry downturn may affect a company’s ability to generate positive cash flow, in either case causing an inability to service outstanding debt. The Fund’s investments may be among the most junior financing in an issuer’s capital structure. In the event such issuer cannot generate adequate cash flow to meet debt obligations, the company may default on its loan agreements or be forced into bankruptcy resulting in a restructuring or liquidation of the company, and the Fund, particularly in light of the subordinated and/or unsecured position of the Fund’s investments, may suffer a partial or total loss of capital invested in the company, which could adversely affect the return of the Fund.

Non-Performing Investments Risk. The Fund’s portfolio may include investments whose underlying collateral are “non-performing” and that are typically highly leveraged, with significant burdens on cash flow and, therefore, involve a high degree of financial risk. During an economic downturn or recession, securities of financially troubled or operationally troubled issuers are more likely to go into default than securities or instruments of other issuers. Securities or instruments of financially troubled issuers and operationally troubled issuers are less liquid and more volatile than securities or instruments of companies not experiencing financial difficulties. Investment, directly or indirectly in the financially and/or operationally troubled issuers involves a high degree of credit and market risk.

These difficulties may never be overcome and may cause borrowers to become subject to bankruptcy or other similar administrative proceedings. There is a possibility that the Fund may incur substantial or total losses on its investments and in certain circumstances, subject the Fund to certain additional potential liabilities that may exceed the value of the Fund’s original investment therein.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders or investors could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the issuer’s or borrower’s business or exercise control over a borrower. It is possible that the Fund could become subject to a lender’s liability claim. Furthermore, if one of the Fund’s portfolio companies were to file for bankruptcy protection, a bankruptcy court might re-characterize the Fund’s debt holding and subordinate all or a portion of the Fund’s claim to claims of other creditors, even though the Fund may have structured its investment as senior secured debt. The likelihood of such a re-characterization would depend on the facts and circumstances.

The Fund may invest in the securities of companies that subsequently become involved in bankruptcy proceedings, reorganizations or financial restructurings, and that may face pending covenant violations or significant debt maturities. In such a case, the Adviser, on behalf of the Fund, may have a more active participation in the affairs of such issuers than is generally assumed by the Fund. Such investments could, in certain circumstances, subject the Fund to certain additional potential liabilities, which may exceed the value of the Fund’s original investment therein. For example, under certain circumstances, a lender who has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. Furthermore, such investments could also subject the Fund to litigation risks or prevent the Fund from disposing of securities. In any reorganization or liquidation proceeding relating to a portfolio company or Investment, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. In addition, under certain circumstances, payments to the Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment, or similar transaction under applicable bankruptcy and insolvency laws. As more fully discussed below, in a bankruptcy or other proceeding, the Fund as a creditor may be unable to enforce its rights in any collateral or may have its security interest in any collateral challenged or disallowed, and its claims may be subordinated to the claims of other creditors.

The market for distressed securities is expected to be less liquid than the market for securities of companies that are not distressed. A substantial length of time may be required to liquidate investments in securities that become distressed. Furthermore, at times, a major portion of an issue of distressed securities may be held by relatively few investors, and the market may be limited to a narrow range of potential counterparties, such as other financial institutions that become distressed. Under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, the Adviser may find it more difficult to sell such securities on behalf of the Fund when the Adviser believes it advisable to do so or may only be able to sell such securities at a loss. The Adviser may also find it more difficult to determine the fair market value of distressed securities for purposes of computing the Fund’s NAV. In some cases, the Fund may be prohibited by contract from selling its investments for a period of time.

Asset-Backed Securities Risk. Asset-backed securities are investments that are backed primarily by the cash flows of a discrete pool of fixed or revolving receivables or other financial assets that by their terms convert into cash within a finite time period. These could include assets such as unsecured consumer or other receivables, credit card receivables, auto loans, consumer loans, trade receivables, equipment leases, and other assets that produce streams of payments. Asset-backed securities are generally not insured or guaranteed by the related sponsor or any other entity and therefore, if the assets or sources of funds available to the issuer are insufficient to pay those outstanding liabilities, the Fund will incur losses. In addition, asset-backed securities entail prepayment risk that may vary depending on the type of asset but is generally less than the prepayment risk associated with mortgage-backed securities. Asset-backed investments present certain risks that are not presented by mortgage-backed securities. Primarily, these securities may provide the Fund with a less effective security interest in the related collateral than do mortgage-backed securities. Therefore, there is the possibility that recoveries on the underlying collateral may not, in some cases, be available to support payments on these investments.

Asset-backed securities entail certain risks not presented by mortgage-backed securities, including the risk that in certain states it may be difficult to perfect the liens securing the collateral backing certain asset-backed securities. In addition, certain asset-backed securities are based on loans that are unsecured, which means that there is no collateral to seize if the underlying borrower defaults.

Underlying Collateral Risks for Asset-Backed Securities. The collateral supporting asset-backed securities is generally of shorter maturity than certain other types of loans and is less likely to experience substantial prepayments. Asset-backed securities are often collateralized by pools of any variety of assets, including, for example, leases, financial obligations (including equipment finance, floorplan finance, fund finance, lease finance, litigation finance, intellectual property finance, insurance premium finance, project finance, supply chain finance, and trade and shipping finance), agricultural assets, auto leases and loans, datacenter assets or leases, debt consolidation loans, fleet leases, home loans, aircraft leases, railcar leases, small business loans, timeshare receivables, franchise rights, student loans and consumer loans, which may represent the obligations of a number of different parties and use credit enhancement techniques such as letters of credit, guarantees or preference rights. The market value of an asset-backed security is affected by changes in the market’s perception of the asset backing the asset-backed securities and the creditworthiness of the servicer for the loan pool, the originator of the loans or the financial institution providing any credit enhancement, as well as by the expiration or removal of any credit enhancement.

Another risk associated with asset-backed securities is that the collateral that secures an asset-backed securities, such as credit card receivables, could be unsecured. In the case of credit card receivables, debtors are additionally entitled to the protection of a number of state and federal consumer loan laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. For asset-backed securities that are backed by transportation receivables, such asset-backed securities pose a risk because most issuers of such asset-backed securities permit the servicers to retain possession of the underlying obligations. Because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the asset-backed securities potentially will not have a proper security interest in all of the obligations backing such asset-backed securities. Therefore, there is a possibility that recoveries on repossessed collateral will not, in some cases, be available to support payments on these securities. As the foregoing shows, an underlying risk of investing in asset-backed securities is the dependence on debtors to timely pay their consumer loans.

The Fund’s investment strategies with respect to certain types of investments may be based, in part, upon the premise that certain investments (either held directly or through an asset backed security) that are otherwise performing may from time to time be available for purchase by the Fund at “undervalued” prices. Purchasing interests at what may appear to be “undervalued” or “discounted” levels is no guarantee that these investments will generate attractive risk-adjusted returns to the Fund or will not be subject to further reductions in value. No assurance can be given that investments can be acquired at favorable prices or that the market for such interests will continue to improve since this depends, in part, upon events and factors outside the control of the Adviser.

Structural, Legal, and Operational Risks for Asset-Backed Securities. The investment characteristics of asset-backed securities differ from traditional debt securities. Holders of asset-backed securities bear various other risks, including credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks and legal risks. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that the principal can generally be prepaid at any time because the underlying loans or other assets generally can be prepaid at any time.

The value of asset-backed securities, like that of traditional fixed income securities, typically increases when interest rates fall and decreases when interest rates rise. The price paid by the Fund for such securities, the yield the Fund expects to receive from such securities and the average life of such securities are based on a number of unpredictable factors, including the anticipated rate of prepayment of the underlying assets, and are therefore subject to the risk that the asset-backed security will lose value. Asset-backed securities are also subject to the general risks associated with investing in physical assets such as real estate; that is, they could lose value if the value of the underlying asset declines. Interest rate risk arises for the issuer from (a) the pricing terms on the underlying collateral, (b) the terms of the interest rate paid to holders of the asset-backed securities and (c) the need to mark to market the excess servicing or spread account proceeds carried on the issuing vehicle’s balance sheet. For the holder of the security, interest rate risk depends on the expected life of the asset-backed securities, which can depend on prepayments on the underlying assets or the occurrence of wind-down or termination events. If the servicer becomes subject to financial difficulty or otherwise ceases to be able to carry out its functions, it could be difficult to find other acceptable substitute servicers and cash flow disruptions or losses can occur, particularly with underlying collateral comprised of non-standard receivables or receivables originated by private retailers who collect many of the payments at their stores.

Credit risk arises from (i) losses due to defaults by obligors under the underlying collateral and (ii) the issuing vehicle’s or servicer’s failure to perform their respective obligations under the transaction documents governing the asset-backed securities. These two risks can be related, as, for example, in the case of a servicer that does not provide adequate credit-review scrutiny to the underlying collateral, leading to a higher incidence of defaults.

Market risk arises from the cash flow characteristics of the asset-backed securities, which for most asset-backed securities tend to be predictable. The greatest variability in cash flows comes from credit performance, including the presence of wind-down or acceleration features designed to protect the investor in the event that credit losses in the portfolio rise well above expected levels.

Structural and legal risks include the possibility that, in a bankruptcy or similar proceeding involving the originator or the servicer (often the same entity or affiliates), a court having jurisdiction over the proceeding could determine that, because of the degree to which cash flows on the assets of the issuing vehicle potentially have been commingled with cash flows on the originator’s other assets (or similar reasons), (a) the assets of the issuing vehicle could be treated as never having been truly sold by the originator to the issuing vehicle and could be substantively consolidated with those of the originator, or (b) the transfer of such assets to the issuer could be voided as a fraudulent transfer. The time and expense related to a challenge of such a determination also could result in losses and/or delayed cash flows.

In addition, investments in subordinated asset-backed securities involve greater credit risk of default than the senior classes of the issue or series. Default risks can be further pronounced in the case of asset-backed securities secured by, or evidencing an interest in, a relatively small or less diverse pool of underlying assets, which may include loans, leases, receivables, or other financial or tangible assets. The concentration or limited diversity of such underlying asset classes can increase the potential impact of defaults or other adverse events affecting one or more assets within the pool, thereby heightening the overall risk profile of the securities. Certain subordinated securities in an asset-backed security issue generally absorb all losses from default before any other class of securities in such issue is at risk, particularly if such securities have been issued with little or no credit enhancement equity. Such securities, therefore, possess some of the attributes typically associated with equity investments.

In the case of asset-backed securities structured using special purpose securitization vehicles, securitized assets are typically actively managed by an investment manager, which may be the Adviser or its affiliates, and as a result, such assets will be traded, subject to rating agency and other constraints, by such investment manager. The aggregate return on these equity securities will depend in part upon the ability of each such investment manager to actively manage the related portfolio of assets.

Collateralized Loan Obligations Risk. In the case of most CLOs, the structured finance securities are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches have a priority in right of payment to subordinated/equity tranches.

In light of the above, CLOs may therefore present risks similar to those of other types of debt obligations and, in fact, such risks may be of greater significance in the case of CLOs depending upon the Fund’s ranking in the capital structure. Accordingly, the Fund may be exposed to the risks of investments in CLOs, which may be substantial. Such risks include, without limitation, (i) risks associated with the deterioration of the performance of the collateral obligations underlying the relevant CLOs, including risks relating to defaults of the CLO collateral and inability to recover such collateral, (ii) risks relating to the withdrawal of CLO senior tranches (including the negative impact such withdrawals may have on the holders of a CLO’s equity and mezzanine debt), (iii) risks relating to the price volatility of CLO collateral and a CLO’s securities (particularly its equity), (iv) risks relating to the principal payments payable on a CLO’s equity, (v) risks relating to complying with regulations applicable to CLOs and their managers (including risk retention regulations applicable under the laws of certain jurisdictions), (vi) interest rate risk, (vii) risks relating to investing in a “warehousing facility” established in respect of a CLO, (viii) general risks of investing in loans and debt securities, including below investment-grade investments and high-yield securities and (ix) tax implications of investing in CLOs.

Whole Loan Securitizations Risk. The Fund may invest in portfolios of cash-flowing assets or receivables or securitize one or more loans. Securitizing such loan or loans typically involves the creation of a wholly owned entity, the contribution of such loan or pool of loans to the entity and the issuance by the entity of securities or tranched loans to purchasers who would be expected to be willing to accept a substantially lower interest rate than the loans earn. The Fund may retain all or a portion of the equity in any such securitized loan or pool of loans and its retained equity would be exposed to any losses on such loans before any of the debt securities would be exposed to such losses. The Adviser and its affiliates will often be in a position to determine whether assets should be placed into a whole loan securitization or whether the Fund and other clients should acquire such loans or other instruments directly, which can also create the potential for conflicts of interest as the Adviser and its affiliates manage other clients with investment guidelines that do not permit such ither clients to invest in whole loan securitizations. There can be no assurance that the Adviser will determine to seek to securitize assets in a manner that ensures that the Fund will be eligible to participate (or that such securitization will occur successfully) and the Adviser is permitted to make different determinations in good faith whether to seek to securitize certain assets which determination may differ from determinations to not securitize similar assets.

Real Estate Investments Risk. The Fund may invest a portion of its assets in securities and credit instruments of companies in the real estate industry, which has historically experienced substantial price volatility. The value of companies engaged in the real estate industry is affected by (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing; and (ix) changes in interest rates and leverage. In addition, the availability of attractive financing and refinancing typically plays a critical role in the success of real estate investments. As a result, such investments are subject to credit risk because borrowers may be delinquent in payment or default. Borrower delinquency and default rates may be significantly higher than estimated. The Adviser’s assessment, or a rating agency’s assessment, of borrower credit quality may prove to be overly optimistic. The value of securities in this industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

The Fund’s investments in mortgage loans secured by real estate (including residential and commercial mortgage loans, non-agency mortgage loans and second-lien mortgage loans) will be subject to risks of delinquency, loss, taking title to collateral and bankruptcy of the borrower. The ability of a borrower to repay a loan secured by real estate is typically dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced or is not increased, depending on the borrower’s business plan, the borrower’s ability to repay the loan may be impaired. If a borrower defaults or declares bankruptcy and the underlying asset value is less than the loan amount, the Fund will suffer a loss.

In this manner, real estate values could impact the value of the Fund’s mortgage loan investments. Therefore, the Fund’s investments in mortgage loans will be subject to the risks typically associated with real estate. The Fund may invest in commercial real estate loans, which are secured by commercial property and are subject to risks of loss that may be greater than similar risks associated with loans made on the security of single-family residential property.

Legislative, regulatory and enforcement actions seeking to prevent or restrict foreclosures or providing forbearance relief to borrowers of residential mortgage loans may adversely affect the value of certain mortgage loan investments. Legislative or regulatory initiatives by federal, state or local legislative bodies or administrative agencies, if enacted or adopted, could delay foreclosure or the exercise of other remedies, provide new defenses to foreclosure, or otherwise impair the ability of the loan servicer to foreclose or realize on a defaulted mortgage loan. While the nature or extent of limitations on foreclosure or exercise of other remedies that may be enacted cannot be predicted, any such governmental actions that interfere with the foreclosure process or are designed to protect customers could increase the costs of such foreclosures or exercise of other remedies in respect of mortgage loans, delay the timing or reduce the amount of recoveries on defaulted mortgage loans held by the Fund, and consequently, could adversely impact the yields and distributions the Fund may receive in respect of its ownership of mortgage loans.

Real Assets Risk. The Fund may also invest a portion of its assets in securities and credit instruments associated with real assets, including infrastructure, digital infrastructure, datacenters, railcar, and aviation, which have historically experienced substantial price volatility. The value of companies engaged in these industries is affected by (i) changes in general economic and market conditions; (ii) changes in environmental, governmental and other regulations; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) surplus capacity and depletion concerns; (viii) the availability of financing; and (ix) changes in interest rates and leverage. In addition, the availability of attractive financing and refinancing typically plays a critical role in the success of these investments. As a result, such investments are subject to credit risk because borrowers may be delinquent in payment or default. Borrower delinquency and default rates may be significantly higher than estimated. The Adviser’s assessment, or a rating agency’s assessment, of borrower credit quality may prove to be overly optimistic. The value of securities in these industries may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

Risks Related to Net Leases. The Fund may invest in commercial properties, subject to net leases. Typically, net leases require the tenants to pay substantially all of the operating costs associated with the properties. As a result, the value of, and income from, investments in commercial properties subject to net leases will depend, in part, upon the ability of the applicable tenant to meet its obligations to maintain the property under the terms of the net lease. If a tenant fails or becomes unable to so maintain a property, we will be subject to all risks associated with owning the underlying real estate. In addition, we may have limited oversight into the operations or the managers of these properties, subject to the terms of the net leases.

Certain commercial properties subject to net leases in which we invest may be occupied by a single tenant and, therefore, the success of such investments is largely dependent on the financial stability of each such tenant. A default of any such tenant on its lease payments to us would cause us to lose the revenue from the property and cause us to have to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If a lease is terminated, we may also incur significant losses to make the leased premises ready for another tenant and experience difficulty or a significant delay in re-leasing such property.

In addition, net leases typically have longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years.

Mortgage-Backed Securities Risk. The Fund may from time to time to invest in pools or tranches of mortgage-backed securities (including CMBS and residential mortgage-backed securities (“RMBS”)). The collateral underlying mortgage-backed securities generally consists of commercial mortgages or real property that has a residential, multifamily or commercial use, such as retail space, office buildings, warehouse property and hotels, and may include assets or properties owned directly or indirectly by one or more other clients.

Commercial Mortgage-Backed Securities Risk. The Fund’s portfolio may include CMBS, which are securities backed by obligations (including certificates of participation in obligations) that are principally secured by interests in real property having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS have been issued in public and private transactions by a variety of public and private issuers using a variety of structures, including senior and subordinated classes. Commercial mortgage loans generally lack standardized terms, tend to have shorter maturities than residential mortgage loans and may provide for the repayment of all or substantially all of the principal only at maturity. All of these factors increase the risk involved with commercial real estate lending. Commercial properties tend to be unique and are more difficult to value than one-to-four family residential properties. Commercial lending is generally viewed as exposing a lender to a greater risk of loss than residential one-to-four family lending since it typically involves larger loans to a single borrower than residential one-to-four family lending.

Commercial mortgage lenders typically look to the debt service coverage ratio of a loan secured by income-producing property as an important measure of the risk of default on a loan. Commercial property values and net operating income are subject to volatility, and net operating income may be sufficient or insufficient to cover debt service on the related mortgage loan at any given time. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project as well as upon the liquidation value of the underlying real estate. The value of commercial real estate is also subject to a number of laws and regulations, such as regulations and laws regarding environmental clean-up and limitations on remedies imposed by bankruptcy laws and state laws regarding foreclosures and rights of redemption.

Most commercial mortgage loans underlying mortgage-backed securities are effectively non-recourse obligations of the borrower, meaning that there is no recourse against the borrower’s assets other than the collateral. If borrowers are not able or willing to refinance or dispose of encumbered property to pay the principal and interest owed on such mortgage loans, payments on the subordinated classes of the related mortgage-backed securities are likely to be adversely affected. The ultimate extent of the loss, if any, to the subordinated classes of mortgage-backed securities may only be determined after a negotiated discounted settlement, restructuring or sale of the mortgage note, or the foreclosure (or deed in lieu of foreclosure) of the mortgage encumbering the property and subsequent liquidation of the property. Foreclosure can be costly and delayed by litigation and/or bankruptcy. Factors such as the property’s location, the legal status of title to the property, its physical condition and financial performance, environmental risks, and governmental disclosure requirements with respect to the condition of the property may make a third-party unwilling to purchase the property at a foreclosure sale or to pay a price sufficient to satisfy the obligations with respect to the related mortgage-backed securities. Revenues from the assets underlying such mortgage-backed securities may be retained by the borrower and the return on investment may be used to make payments to others, maintain insurance coverage, pay taxes or pay maintenance costs. Such diverted revenue is generally not recoverable without a court-appointed receiver to control collateral cash flow.

CMBS may pay fixed or floating rates of interest. Fixed-rate CMBS, like all fixed income securities, generally decline in value as rates rise. Moreover, although generally the value of fixed income securities increases during periods of falling interest rates, the inverse relationship may not be as marked in the case of CMBS due to the increased likelihood of prepayments during periods of falling interest rates. This effect is mitigated to some degree for mortgage loans providing for a period during which no prepayments may be made.

Certain CMBS lack regular amortization of principal, resulting in a single “balloon” payment due at maturity. If the underlying mortgage borrower experiences business problems, or other factors limit refinancing alternatives, such balloon payment mortgages are likely to experience payment delays or even default.

Residential Mortgage-Backed Securities Risk. The Fund’s portfolio may include RMBS. Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by one to four family residential mortgage loans. Such loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized by government agencies and the securities issued are guaranteed. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the geographic area where the mortgaged property is located, the terms of the mortgage loan, the borrower’s “equity” in the mortgaged property and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.

Further, each underlying residential mortgage loan in an issue of RMBS may have a balloon payment due on its maturity date. Balloon residential mortgage loans involve a greater risk to a lender than self-amortizing loans, because the ability of a borrower to pay such amount will normally depend on its ability to obtain refinancing of the related mortgage loan or sell the related mortgaged property at a price sufficient to permit the borrower to make the balloon payment, which will depend on a number of factors prevailing at the time such refinancing or sale is required, including the strength of the residential real estate markets, tax laws, the financial situation and operating history of the underlying property, interest rates, conditions in credit markets and general economic conditions. If the borrower is unable to make such balloon payment, the related issue of RMBS may experience losses.

Certain mortgage loans may be of sub-prime credit quality. Originators of loans make sub-prime mortgage loans to borrowers that typically have limited access to traditional mortgage financing for a variety of reasons, including impaired or limited past credit history, lower credit scores, high loan-to-value ratios or high debt-to-income ratios. As a result of these factors, delinquencies and liquidation proceedings are more likely with sub-prime mortgage loans than with mortgage loans that satisfy customary credit standards. Another factor that may result in higher delinquency rates is the increase in monthly payments on adjustable-rate mortgage loans.

From time to time, the residential mortgage market in the U.S. has experienced a variety of difficulties and changed economic conditions. Such difficulties and conditions, if they occur, may adversely affect the performance and market value of RMBS and collateralized-debt obligation securities backed by RMBS, including through causing delinquencies and losses with respect to residential mortgage loans to occur and/or increase and/or causing housing prices and appraisal values in many states to decline or stop appreciating. Any such decline or extended flattening of those values may result in increases in delinquencies and losses on RMBS generally.

Collateralized Mortgage Obligations Risk. There are certain risks associated specifically with collateralized mortgage obligations (“CMOs”). CMOs are a more complex form of RMBS, as they are structured into multiple tranches, each with different levels of risk and payment priorities, allowing investors to select securities that best match their risk tolerance and investment objectives. CMOs issued by private entities are not obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and are not guaranteed by any government agency, although the securities underlying a CMO may be subject to a guarantee. Therefore, if the collateral securing the CMO, as well as any third party credit support or guarantees, is insufficient to make payment, the holder could sustain a loss. In addition, the average life of CMOs is determined using mathematical models that incorporate prepayment assumptions and other factors that involve estimates of future economic and market conditions. These estimates may vary from actual future results, particularly during periods of extreme market volatility. Further, under certain market conditions, such as those that occurred in 1994 and 2008, the average weighted life of certain CMOs may not accurately reflect the price volatility of such securities. For example, in periods of supply and demands imbalances in the market for such securities and/or in periods of sharp interest rate movements, the prices of CMOs may fluctuate to a greater extent than would be expected from interest rate movements alone.

Stripped Mortgage Securities Risk. Stripped mortgage securities are mortgage-backed securities that have been separated into two components—interest-only (IO) and principal-only (PO) strips—allowing investors to purchase either the right to receive only the interest payments or only the principal repayments from the underlying pool of mortgages. These investments are highly sensitive to changes in interest and prepayment rates and tend to be less liquid than other CMOs.

Inverse Floaters Risk. Inverse floaters are a class of CMOs with a coupon rate that resets in the opposite direction from the market rate of interest to which it is indexed. Any rise in the index rate (as a consequence of an increase in interest rates) causes a drop in the coupon rate of an inverse floater. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher degree of leverage inherent in inverse floaters is associated with greater volatility in their market prices.

Credit and Market Risk. Investments in fixed rate and floating rate mortgage-backed securities will entail normal credit risks (i.e., the risk of non-payment of interest and principal) and market risks (i.e., the risk that interest rates and other factors will cause the value of the instrument to decline). Many issuers or servicers of mortgage-backed securities guarantee timely payment of interest and principal on the securities, whether or not payments are made when due on the underlying mortgages. This kind of guarantee generally increases the quality of a security, but does not mean that the security’s market value and yield will not change. Like other bond investments, the value of fixed rate mortgage-backed securities will tend to rise when interest rates fall, and fall when rates rise. Floating rate mortgage-backed securities will generally tend to have minimal changes in price when interest rates rise or fall. The value of all mortgage-backed securities may also change because of changes in the market’s perception of the creditworthiness of the organization that issued or guarantees them. In addition, the mortgage-backed securities market in general may be adversely affected by changes in governmental legislation or regulation. Fluctuations in the market value of mortgage-backed securities after their acquisition usually do not affect cash income from such securities but are reflected in the Fund’s net asset value. The liquidity of mortgage-backed securities varies by type of security; at certain times the Fund may encounter difficulty in disposing of investments. Other factors that could affect the value of a mortgage-backed security include, among other things, the types and amounts of insurance which a mortgagor carries, the amount of time the mortgage loan has been outstanding, the loan-to-value ratio of each mortgage and the amount of overcollateralization of a mortgage pool.

Prepayment and Redemption Risk. Mortgage-backed securities reflect an interest in monthly payments made by the borrowers who receive the underlying mortgage loans. Although the underlying mortgage loans are for specified periods of time, the borrowers can, and typically do, pay them off sooner. In such an event, the mortgage-backed security which represents an interest in such underlying mortgage loan will be prepaid. A borrower is more likely to prepay a mortgage which bears a relatively high rate of interest. This means that in times of declining interest rates, a portion of the Fund’s higher yielding securities are likely to be redeemed and the Fund will probably be unable to replace them with securities having as great a yield. Prepayments can result in lower yields to Shareholders. The increased likelihood of prepayments when interest rates decline also limits market price appreciation of mortgage-backed securities. In addition, a mortgage-backed security may be subject to redemption at the option of the issuer. If a mortgage-backed security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, which could have an adverse effect on the Fund’s ability to achieve its investment objective.

Adjustable Rate Mortgages Risk. Adjustable rate mortgages (“ARMs”) contain maximum and minimum rates beyond which the mortgage interest rate may not vary over the lifetime of the security. In addition, certain ARMs provide for additional limitations on the minimum amount by which the mortgage interest rate may adjust for any single adjustment period. Alternatively, certain ARMs contain limitations on changes in the required monthly payment. In the event that a monthly payment is not sufficient to pay the interest accruing on an ARM, any such excess interest is added to the principal balance of the mortgage loan, which is repaid through future monthly payments. If the monthly payment for such an instrument exceeds the sum of the interest accrued at the applicable mortgage interest rate and the principal payment required at such point to amortize the outstanding principal balance over the remaining term of the loan, the excess is utilized to reduce the then outstanding principal balance of the ARM.

Mortgage Dollar Rolls Risk. Mortgage dollar rolls involve the risk that the market value of the securities the Fund is obligated to repurchase under the agreement may decline below the repurchase price. In the event the buyer of securities under a mortgage dollar roll files for bankruptcy or becomes insolvent, the Fund’s use of proceeds of the agreement may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the Fund’s obligation to repurchase the securities. Mortgage dollar rolls are speculative techniques involving leverage, and are considered borrowings by the Fund. Under the requirements of the 1940 Act, the Fund is required to maintain an asset coverage (including the proceeds of the borrowings) of a least 300% of all borrowings.

Receivables Financing Risk. The Fund may invest in alternative lending-related securities with exposure to receivables or invoice financing, including loans or advances made to businesses, secured by invoice receivables, originated by specialty finance managers, marketplace lending platforms or other originators. The Fund will be reliant on the originator’s ability to source suitable deals, detect fraud, assess the credit worthiness of both the borrower and the obligor on the invoice, manage operational and financial risk and, in the event of default, pursue and collect collateral. In the event of default, the Fund incurs the risk that it may only rank as an unsecured creditor. The obligor on the invoice may dispute any aspect of its obligation and delay, reduce or withhold payments, which may affect the value of the collateral.

In making such investments, the Fund is dependent upon the originators’ ability to monitor and curtail fraud, including factoring fraud, which involves the falsification of invoice documents. False invoices can easily be created online to appear as if they have been issued by legitimate debtors or as if the invoiced amounts are higher than they actually are. Platforms that originate trade receivables financing loans to corporations usually conduct due diligence but do not always conduct on-site visits to verify that the business exists and is in good standing. For this reason, the risk of fraud may be greater with corporate trade receivables. Typically, an originator will seek to validate that the debtor has received the goods or services for which it has been invoiced and is willing to pay the creditor before making the receivables available for investment, although this may not always be the case. There can be no assurance, however, that the debtor will not subsequently dispute the quality or price of the goods or services and withhold payments. Fraud, delays or write-offs associated with such disputes could directly impact the profitability of the Fund’s investments in alternative lending-related securities with exposure to trade receivables. In the event of insolvency of any debtor owing funds on a receivable that the Fund has purchased directly or indirectly, the Fund may only rank as an unsecured creditor. In the case of receivables transferred with recourse, when a debtor defaults on its obligations to the purchaser of the receivable (such as the Fund, directly or indirectly), the seller of the receivable will become obligated to fulfill any remaining invoice amounts owed to the purchaser. In the case of receivables transferred without recourse, the Fund or other direct owner of the receivable will have no such “back-up” obligor in the event of a debtor default. In either scenario, there is a risk that the party with the payment obligation will fail to make payments timely or at all.

Such investments may include credit card receivables, which are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set-off certain amounts owed on the credit cards, thereby reducing the balance due.

Royalties Risk. The Fund may invest in royalties, either directly purchasing the asset generating royalties or providing loans secured by royalties. Investments in royalties incorporate a number of general market risks along with risks specific to various underlying royalty strategies, such as oil & gas, music/entertainment and healthcare, among others. Included in those risks could be volatility in commodities, regulatory changes, delays in government approvals, patent defense and enforcement, product liabilities, product pricing and the dependence on third parties to market or distribute the product. The market performance of the target products, therefore, may be diminished by any number of factors that are beyond the Fund’s control.

Direct Acquisitions of Existing Royalties Risk. Investing in existing royalties exposes the Fund to several risks, including the potential for overvaluing royalty streams based on inaccurate forecasts or market changes that could affect the underlying assets’ revenue generation. Legal and regulatory shifts may alter the enforceability of royalty agreements, and the Fund’s returns could be jeopardized if the royalty grantors face financial instability or operational failures. Participation in consortiums for acquisitions introduces risks such as misalignment of interests and decision-making complexities. Furthermore, market volatility can impact asset demand and royalty value, while the unique nature of royalty assets may pose liquidity challenges, limiting the Fund’s ability to quickly divest holdings. The culmination of these factors may result in reduced returns or capital loss.

Acquisition of Equity in Existing Royalty Companies Risk. Investing in equity of existing royalty companies exposes the Fund to inherent risks associated with equity ownership. Additionally, the Fund assumes company-specific operational risks, which encompass potential challenges related to the royalty company’s operational efficiency, competitive position, and overall financial health. The Fund’s investments are also subject to the quality of the relevant target royalty company’s management and their strategic decisions, which can impact the company’s profitability and the Fund’s returns. Such exposure to the managerial decisions and performance of the royalty company means that the success of such investments by the Fund will be affected by the royalty company’s governance and strategic direction.

Acquisition of Existing Debt Instruments Backed by Royalties or Intellectual Property and Lending Against Royalties Risk. To the extent the Fund acquires debt instruments secured by royalties or intellectual property, it is subject to several credit-related risks. The creditworthiness of the issuer is a primary concern, which may occur if the royalty income fails to meet the borrower’s debt obligations. As any deterioration in the issuer’s financial health can impact their ability to meet payment obligations, raising the risk of default. Fluctuations in interest rates can affect both the market value of the debt instruments and the cost of borrowing, potentially leading to changes in the Fund’s returns. Moreover, there is the risk that the underlying royalties or intellectual property may fail to produce the anticipated income, whether due to legal challenges, market conditions, or operational issues with the royalty-generating assets. If a loan’s seniority is subordinate to other creditors, the Fund may face difficulties in realizing its security interests in the event of a borrower’s insolvency. The enforceability of security interests is also a key risk, as legal complexities or inadequate collateral documentation can hinder the Fund’s ability to claim its rights to the royalty streams or underlying assets. This could compromise the issuer’s capacity to service the debt and, consequently, affect the Fund’s income stream from these investments.

Royalty Financing via New Royalty Agreements or Through Prepayment Agreements Risk. To the extent the Fund engages in royalty financing, whether through new royalty agreements or prepayment agreements, it will expose the Fund to several potential risks. In the case of new royalty agreements, risks include miscalculations in royalty valuation due to erroneous assumptions about future revenue streams, market dynamics, or operational success of the underlying asset. Misaligned royalty rates with future market conditions can lead to significant profitability issues, affecting the Fund’s return on investment. Similarly, there is a performance risk where the asset may fail to meet financial or operational expectations, resulting in lower-than-anticipated royalty income. For prepayment agreements, the Fund faces risks related to dependency on the future performance of the royalty-generating asset. By providing an upfront payment in exchange for future royalty streams, the Fund risks the asset underperforming or failing due to operational challenges, market downturns, or unforeseen circumstances. Such underperformance can lead to insufficient royalty payments, jeopardizing the Fund’s ability to recover its initial outlay and potentially resulting in lower returns on investment or financial losses.

Equipment Leasing Risk. The Fund may invest in debt instruments or other securities that are backed by equipment leases and sale leaseback loans, which may expose the Fund to considerable risk. These investments are subject to a variety of risks associated with the underlying leases and the performance of the lessees. In cases of a non-performing lessee, there are considerable costs associated with terminating leases and retrieving hard assets that can disrupt and reduce cash flow. In the event of a lessee’s bankruptcy, the process of terminating the lease and recovering the equipment may be further complicated and delayed by bankruptcy proceedings, increasing the risk of loss. Additionally, the value of repossessed equipment may be adversely affected by market conditions, technological obsolescence, or physical deterioration, making it difficult to re-lease or sell the equipment at a favorable price. Equipment leasing can involve significant costs and delays, which may disrupt or reduce the cash flows available to service the debt instrument or security.

In a loan against equipment transaction, also known as a sale leaseback, equipment is sold on paper by the seller and leased back. The seller obtains working capital and keeps the equipment on the seller’s property. As with equipment leasing, there are considerable costs associated with terminating such loans and retrieving hard assets in the event that a borrower fails to make timely payments on the loan. Further, the value of the subject equipment will decline over time as a result of use by the borrower, reducing the value of the collateral backing the loan and increasing the risk that the Fund will not recover the full value of its investment in the event of borrower default.

Aircraft Industry Risk. The Fund may invest in debt instruments or other securities that are backed by aircraft and aircraft equipment, which subject the Fund to risks related to the aircraft industry. Investments in securitizations and other financial instruments backed by aircraft and aircraft equipment are subject to a number of risks relating to the aircraft industry including reduced leasing of aircraft and related equipment by commercial airlines and the commercial aircraft industry generally, reduction in demand for any one aircraft or type of aircraft, the maintenance and operating history of the specific aircraft or components that back such securities, maintenance or performance issues with the model and type of aircraft that back such securities, and regulatory risk relating to the aircraft industry. Adverse developments with respect to any of the foregoing may adversely affect the value of securities collateralized or otherwise backed by aircraft or aircraft equipment. In addition, the bankruptcy of the lessors or lessees of the aircraft or aircraft equipment that back such securities may complicate financial recoveries in connection with such securities and therefore have a negative impact on their value. Market events such as economic declines and recessions, geopolitical conflicts and the occurrence or threat of pandemics, terrorism or war may also have an adverse effect on the aircraft industry generally and securities related to the same, especially when such market events cause declines in travel, increases in costs or future uncertainty for airlines, aircraft or the commercial aircraft industry generally. There can be no assurance that future events will not have a negative impact on the aircraft industry or securities collateralized or otherwise backed by aircraft or aircraft equipment.

Transportation Finance Risk. The Fund may invest in transportation finance-related instruments. The transportation finance sector is cyclical in nature and will likely be dependent upon continued economic growth in the world’s economies. Economic recessions, terrorism, pandemics, the price of fuel, and newer, more efficient vehicles are all risks to these types of investments. Further, funds operating in these sectors will often have greater portfolio concentration.

Infrastructure Debt Risk. The Fund may invest its assets in debt securities issued by companies in the infrastructure industry or assets collateralized by such debt. Infrastructure companies are subject to a variety of factors that may adversely affect their business or operations, including high interest costs in connection with capital construction programs, high leverage, costs associated with environmental and other regulations, the effects of economic slowdown including surplus capacity, government budgetary constraints and other factors. Additionally, infrastructure companies may be subject to regulation by various governmental authorities and also may be affected by governmental regulation of rates charged to customers, service interruptions and/or legal challenges due to environmental, operational or other issues and the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards. There is also the risk that publicly-funded infrastructure projects may be subject to the effects of public corruption resulting in delays and cost overruns. Other risks include environmental damage due to a company’s operations or an accident, changes in market sentiment toward infrastructure and terrorist acts. Infrastructure securities may also be highly illiquid investments.

Venture Lending Risk. Investing in venture capital-backed companies involves a number of significant risks. Typically, the debt in which the Fund will invest is not initially rated by any rating agency; however, we believe that if such investments were rated, they would be below investment grade. Compared to larger publicly owned companies, these venture capital-backed companies may be in a weaker financial position and experience wider variations in their operating results, which may make them more vulnerable to economic downturns. Typically, these companies need more capital to compete; however, their access to capital is limited and their cost of capital is often higher than that of their competitors. Venture capital-backed companies face intense competition from larger companies with greater financial, technical and marketing resources and their success typically depends on the managerial talents and efforts of an individual or a small group of persons. Therefore, the loss of any of its key employees could affect a venture capital-backed company’s ability to compete effectively and harm its financial condition. Further, some of these companies conduct business in regulated industries that are susceptible to regulatory changes. These factors could impair the cash flow of venture capital-backed companies and result in other events, such as bankruptcy. These events could limit a venture capital-backed company’s ability to repay its obligations to the Fund, which may have an adverse effect on the return on, or the recovery of, the Fund’s investment in these businesses. Deterioration in a borrower’s financial condition and prospects may be accompanied by deterioration in the value of the loan’s collateral.

Some of these companies cannot obtain financing from public capital markets or from traditional credit sources, such as commercial banks. Accordingly, loans made to these types of companies pose a higher default risk than loans made to companies that have access to traditional credit sources.

Joint Ventures Risk. From time to time, the Fund may hold a portion of our investments through partnerships, joint ventures, securitization vehicles or other entities with third-party investors (collectively, “joint ventures”). Joint venture investments involve various risks, including risks similar to those associated with a direct investment in a portfolio company, the risk that we will not be able to implement investment decisions or exit strategies because of limitations on our control under applicable agreements with joint venture partners, the risk that a joint venture partner may become bankrupt or may at any time have economic or business interests or goals that are inconsistent with those of the Fund, the risk that a joint venture partner may be in a position to take action contrary to the Fund’s objectives, the risk of liability based upon the actions of a joint venture partner and the risk of disputes or litigation with such partner and the inability to enforce fully all rights (or the incurrence of additional risk in connection with enforcement of rights) one partner may have against the other, including in connection with foreclosure on partner loans, because of risks arising under state law. Our ability to exercise control or significant influence over management in these cooperative efforts will depend upon the nature of the joint venture arrangement, and certain joint venture arrangements may pose risks of impasse if no single party controls the joint venture, including the risk that we will not be able to implement investment decisions or exit strategies because of limitations on our control under applicable agreements with joint venture partners. In addition, we may, in certain cases, be liable for actions of our joint venture partners. The joint ventures in which we participate may sometimes be allocated investment opportunities that might have otherwise gone entirely to the Fund, which may reduce our return on equity. Additionally, our joint venture investments may be held on an unconsolidated basis and at times may be highly leveraged. Such leverage would not count toward the investment limits imposed on us by the 1940 Act. If an investment in an unconsolidated joint venture were to be consolidated for any reason, the leverage of such joint venture could impact our ability to maintain the minimum coverage ratio of total assets to total borrowings and other senior securities required under the 1940 Act, which have an effect on our operations and investment activities. See “Leverage Risk.”

Subsidiaries Risk. The Fund may in the future invest in entities (1) that will be primarily controlled by the Fund; and (2) that primarily engage in investment activities in securities or other assets (each such entity, a “Subsidiary”). A Subsidiary is “primarily controlled” by a fund when (a) the registered fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act; and (b) the registered fund’s control of the unregistered entity is greater than that of any other person. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole member or shareholder of any Subsidiary. To the extent applicable to the investment activities of a Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund.

The Fund does not expect that any Subsidiary will be required to register as an investment company under the 1940 Act. The Fund expects that any investment advice provided by an investment adviser to a Subsidiary of the Fund would be provided by the Fund’s investment adviser and the Board will consider any investment advisory services provided to a Subsidiary of the Fund in connection with the Board’s annual consideration of the Fund’s investment advisory agreement. Any investment advisory agreement for a Subsidiary will comply with Section 15 of the 1940 Act, including that (i) such investment advisory agreement will be approved by the Board and (ii) such investment advisory agreement between the Subsidiary and its investment adviser will be filed as an exhibit to the Registration Statement.

The Fund will comply with Section 8 and Section 18 of the 1940 Act, governing investment policies and capital structure and leverage, respectively, on an aggregate basis with any Subsidiary. Any Subsidiary also would comply with Section 17 of the 1940 Act relating to affiliated transactions and custody. The Fund would “look through” any such Subsidiary to determine compliance with its investment policies.

By investing in a Subsidiary, the Fund would be indirectly exposed to the principal investment strategies and principal risks associated with the Subsidiary’s investments. The investments held by a Subsidiary would be subject to the same risks that would apply to similar investments if held directly by the Fund. Therefore, the Fund would be subject to the same principal risks to which the Subsidiary is subject.

Bridge Financings Risk. From time to time, the Fund may lend to portfolio companies on a short-term, unsecured basis or otherwise invest on an interim basis in portfolio companies in anticipation of a future issuance of equity or long-term debt securities or other refinancing or syndication. Such bridge loans would typically be convertible into a more permanent, long-term security; however, for reasons not always in the Fund’s control, such long-term securities issuance or other refinancing or syndication may not occur and such bridge loans and interim investments may remain outstanding. In such event, the interest rate on such loans or the terms of such interim investments may not adequately reflect the risk associated with the position taken by the Fund.

Liquid Credit Risk. Investments in liquid credit instruments are subject to a variety of risks that could cause the Fund to lose money or experience diminished returns, notwithstanding the relative marketability of those instruments. Although the Adviser may invest in liquid credit instruments that trade in active markets, periods of market dislocation, adverse credit events, rising interest rates, or other stresses can impair the ability to buy and sell such securities quickly, at stated valuations, or without materially affecting prevailing prices. Consequently, the Fund could be forced to buy or sell positions at inopportune times or at significant elevated (or discounted) prices.

Corporate Bonds Risk. Corporate bonds are debt obligations issued by corporations and other business entities. Corporate bonds may be either secured or unsecured. Collateral used for secured debt includes real property, machinery, equipment, accounts receivable, stocks, bonds or notes. If a bond is unsecured, it is known as a debenture. Bondholders, as creditors, have a prior legal claim over common and preferred stockholders as to both income and assets of the corporation for the principal and interest due them and may have a prior claim over other creditors if liens or mortgages are involved. Interest on corporate bonds may be fixed or floating, or the bonds may be zero coupons. Interest on corporate bonds is typically paid semi-annually and is fully taxable to the bondholder. Corporate bonds contain elements of both interest-rate risk and credit risk and are subject to the risks associated with other debt securities, among other risks. The market value of a corporate bond generally may be expected to rise and fall inversely with interest rates and may also be affected by the credit rating of the corporation, the corporation’s performance and perceptions of the corporation in the marketplace. Depending on the nature of the seniority provisions, a senior corporate bond may be junior to other credit securities of the issuer. The market value of a corporate bond may be affected by factors directly related to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the marketplace, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. There is a risk that the issuers of corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. Corporate bonds of below investment grade quality are often high risk and have speculative characteristics and may be particularly susceptible to adverse issuer-specific developments.

High Yield Debt Risk. The Fund may invest in debt securities that may be classified as “higher-yielding” (and, therefore, higher-risk) debt securities (also known as “junk bonds”). In most cases, such debt will be rated below “investment grade” or will be unrated and will face both ongoing uncertainties and exposure to adverse business, financial or economic conditions and the issuer’s failure to make timely interest and principal payments. The market for high yield securities (junk bonds) has experienced periods of volatility and reduced liquidity. High yield securities (junk bonds) may or may not be subordinated to certain other outstanding securities and obligations of the issuer, which may be secured by all or substantially all of the issuer’s assets. High yield securities (junk bonds) may also not be protected by financial covenants or limitations on additional indebtedness. The market values of certain of these debt securities may reflect individual corporate developments. General economic recession or a major decline in the demand for products and services in the industry in which the borrower operates would likely have a materially adverse impact on the value of such securities or could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default of such securities. In addition, adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of these high yield debt securities (junk bonds).

Inflation-Linked Debt Securities Risk. Inflation-linked debt securities are structured to provide protection against inflation. The value of the principal or the interest income paid on an inflation-linked debt security is adjusted to track changes in an official inflation measure. Repayment of the original principal upon maturity (as adjusted for inflation) is guaranteed in the case of U.S. Treasury inflation-indexed debt securities. For securities that do not provide a similar guarantee, the adjusted principal value of the securities repaid at maturity may be less than the original principal value. The value of inflation-linked debt securities is expected to change in response to changes in real interest rates. Real interest rates are tied to the relationship between nominal interest rates and the rate of inflation. In general, the price of an inflation-linked debt security falls when real interest rates rise, and rises when real interest rates fall. Interest payments on inflation-linked debt securities will vary as the principal and/or interest is adjusted for inflation and can be unpredictable. In periods of deflation, the Fund may have no income at all from such investments. The principal value of an investment in the Fund is not protected or otherwise guaranteed by virtue of the Fund’s investments in inflation-linked debt securities.

Equity Investments Risk. The Fund may make select equity investments. In addition, in connection with the Fund’s debt investments, the Fund may on occasion receive equity interests such as warrants or options as additional consideration. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, the Fund may not be able to realize gains from its equity interests, and any gains that the Fund does realize on the disposition of any equity interests may not be sufficient to offset any other losses the Fund experiences.

Warrants Risk. The Fund may receive or purchase warrants or rights. Warrants and rights generally give the holder the right to receive, upon exercise, a security of the issuer at a stated price. Risks associated with the use of warrants and rights are generally similar to risks associated with the use of options. Unlike most options, however, warrants and rights are issued in specific amounts, and warrants generally have longer terms than options. Warrants and rights are not likely to be as liquid as exchange-traded options backed by a recognized clearing agency. In addition, the terms of warrants or rights may limit the Fund’s ability to exercise the warrants or rights at such time, or in such quantities, as the Fund would otherwise wish.

Preferred Stock Risk. Preferred stock generally has a preference as to dividends and upon the event of liquidation over an issuer’s common stock, but it ranks junior to debt securities in an issuer’s capital structure. Preferred stock generally pays dividends in cash (or additional shares of preferred stock) at a defined rate, but unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer’s common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

Convertible Securities Risk. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security generally entitles its holder to receive interest or a dividend until the convertible security matures or is redeemed or converted. Convertible securities generally: (i) have higher yields than the dividends on the underlying common stocks, but lower yields than non-convertible securities of a comparable duration; (ii) are less volatile in price than the underlying common stock due to their fixed-income characteristics; (iii) have a significant option component to their value which is directly impacted by the prevailing market volatility and interest rates; and (iv) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion feature) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates (with investment value declining as interest rates increase) as well as market volatility (with the conversion value increasing as market volatility increases). The credit standing of the issuer and other factors may also have an effect on investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent that the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security. Generally, the amount of the premium decreases (as with an option) as the convertible security approaches maturity.

A convertible security may be subject to redemption at the option of the issuer. If a convertible security held by the Fund is called for redemption, the Fund will be required either to permit the issuer to redeem the security or convert it into the underlying common stock. Either of these actions could have an adverse effect on the value of the position.

U.S. Government Debt Securities Risk. U.S. government debt securities generally do not involve the credit risks associated with investments in other types of debt securities, although, as a result, the yields available from U.S. government debt securities are generally lower than the yields available from other securities. Like other debt securities, however, the values of U.S. government debt securities change as interest rates fluctuate. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. Since the magnitude of these fluctuations will generally be greater at times when the Fund’s average maturity is longer, under certain market conditions the Fund may, for temporary defensive purposes, accept lower current income from short-term investments rather than investing in higher yielding long-term securities. The maximum potential liability of the issuers of some U.S. government obligations may greatly exceed their current resources, including any legal right to support from the U.S. Treasury. In addition, the secondary market for certain participations in loans made to foreign governments or their agencies may be limited. In the absence of a suitable secondary market, such participations are generally considered illiquid. Additionally, from time to time, uncertainty regarding the status of negotiations in the U.S. government to increase the statutory debt ceiling could impact the creditworthiness of the U.S. and could impact the liquidity of the U.S. Government securities markets and ultimately the Fund.

Structured Products Risk. The Fund may invest in structured products, including, structured notes, credit-linked notes and other types of structured products. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) are generally influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining such financing, which may adversely affect the value of the structured products owned by the Fund. Structured products are generally subject to market risk, credit risk, liquidity risk, leverage risk, valuation risk and operational risks.

Investments in Middle-Market Companies Risk. Investments in middle market companies, while often presenting greater opportunities for growth, may also entail larger risks than are customarily associated with investments in large companies. Middle-market companies may have more limited product lines, capitalization, markets and financial resources, and may be dependent on a smaller management group. As a result, such companies may be more vulnerable to general economic trends and to specific changes in markets and technology. In addition, future growth may be dependent on additional financing, which may not be available on acceptable terms when required. Furthermore, there is ordinarily a more limited marketplace for the sale of interests in smaller companies, which may make realizations of gains more difficult, by requiring sales to other investors. In addition, the relative illiquidity of investments held by closed-end funds generally, and the somewhat greater illiquidity of closed-end fund investments in middle market companies, could make it difficult for the Fund to react quickly to negative economic or political developments.

Investments in Less Established Companies Risk. The Fund may invest a portion of its assets in the securities of less established companies. Certain of the investments may be in businesses with little or no operating history. Investments in such early-stage growth companies may involve greater risks than are generally associated with investments in more established companies. To the extent there is any public market for the securities held by the Fund, such securities may be subject to more abrupt and erratic market price movements than those of larger, more established companies. Less established companies tend to have lower capitalizations and fewer resources and are, therefore, often more vulnerable to financial failure. Such companies also may have shorter operating histories on which to judge future performance and in many cases, if operating, will have negative cash flow. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments. In addition, less mature companies could be deemed to be more susceptible to irregular accounting or other fraudulent practices.

In the event of fraud by any company in which the Fund invests, the Fund may suffer a partial or total loss of capital invested in that company.

The Fund may invest in issuers that: (i) have little or no operating history, (ii) offer services or products that are not yet ready to be marketed, (iii) are operating at a loss or have significant fluctuations in operating results, (iv) are engaged in a rapidly changing business or (v) need substantial additional capital to set up internal infrastructure, hire management and personnel, support expansion or achieve or maintain a competitive position. Such issuers may face intense competition, including competition from companies with greater financial resources, more extensive capabilities and a larger number of qualified managerial and technical personnel.

Liquidity of Investments Risk. The Fund is required to maintain a minimum level of liquid assets in its portfolio to ensure it can meet its interval repurchase obligations. This liquidity requirement is designed to help the Fund satisfy shareholder requests for repurchases in accordance with the Fund’s stated repurchase schedule, even during periods of market stress or reduced trading activity. The Fund may invest in securities of any market capitalization and may be exposed to liquidity risk when trading volume, lack of a market maker, or legal restrictions impair the Fund’s ability to sell particular securities at an advantageous price or in a timely manner. In the event certain securities experience limited trading volumes, the prices of such securities may display abrupt or erratic movements at times. In addition, it may be more difficult for the Fund to buy and sell significant amounts of such securities without an unfavorable impact on prevailing market prices. If for any reason the Fund is required to liquidate all or a portion of a portfolio quickly, such portfolio may realize significantly less than the fair value at which it previously recorded these investments. The sale of illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over the counter markets. Illiquid securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale. The market prices, if any, for such illiquid investments tend to be volatile and may not be readily ascertainable and the Fund may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale. Because of valuation uncertainty, the fair values of such illiquid investments reflected in the NAV of the Fund attributable to such investment may not necessarily reflect the prices that would actually be obtained by the Fund when such investments are realized. If the realization occurs at a price that is significantly lower than the NAV attributable to such investment, the Fund will suffer a loss. Moreover, securities in which the Fund may invest include those that are not listed on a stock exchange or traded in an over-the-counter market. As a result of the absence of a public trading market for these securities, they may be less liquid than publicly traded securities. The size of the Fund’s position may magnify the effect of a decrease in market liquidity for such instruments. Changes in overall market leverage, deleveraging as a consequence of a decision by the counterparties with which the Fund enters into repurchase/reverse repurchase agreements to reduce the level of leverage available, or the liquidation by other market participants of the same or similar positions, may also adversely affect the Fund’s portfolio.

Investments in Underlying Investment Companies or Business Development Companies Risk. Because the Fund may invest in underlying investment companies and BDCs, a Shareholder’s investment in the Fund will be affected by the investment policies and decisions of each underlying investment company in direct proportion to the amount of Fund assets that are invested in each underlying investment company. To the extent the Fund invests in underlying investment companies that are not registered under the 1940 Act, such investment companies are not subject to the investor protections provided under the 1940 Act. The securities of the underlying investment companies or BDCs in which the Fund invests or plans to invest may be illiquid. Investments companies and BDCs may also incur leverage, subjecting the Fund to the risks of leverage and the difficulties of valuing such investment companies and BDCs. Subscriptions to purchase the securities of underlying investment companies or BDCs are typically subject to restrictions or delays. There is no regular market for interests in many underlying investment companies or BDCs or portfolio companies, which typically must be sold in privately negotiated transactions. Any such sales would likely require the consent of the manager of the applicable underlying investment companies or BDCs or the board of the portfolio company, and could occur at a discount to the stated NAV. If the Adviser determines to cause the Fund to sell its interest in underlying investment companies or BDCs, the Fund may be unable to sell such interest quickly, if at all, and could therefore be obligated to continue to hold such interest for an extended period of time, or to accept a lower price for a quick sale.

Some funds in which the Fund invests may impose restrictions on when an investor may withdraw its investment or limit the amounts an investor may withdraw. To the extent that the Adviser seeks to reduce or sell out of its investment at a time or in an amount that is prohibited, the Fund may not have the liquidity necessary to participate in other investment opportunities or may need to sell other investments that it may not have otherwise sold.

Payment-in-Kind Income Risk. The Fund may hold investments that result in payment-in-kind (“PIK”) income or PIK dividends. PIK income may have a negative impact on liquidity, as it represents a non-cash component of the Fund’s taxable income that may require cash distributions to Shareholders in order to maintain the Fund’s ability to be subject to tax as a RIC. Similarly, all things being equal, the deferral associated with PIK income also increases the loan-to-value ratio at a compounding rate. The market prices of PIK securities generally are more volatile than the market prices of interest-bearing securities and are likely to respond to a greater degree to changes in interest rates than interest-bearing securities having similar maturities and credit quality. Because PIK income results in an increase in the size of the PIK securities held, the Fund’s exposure to potential losses increases when a security pays PIK income.

Reinsurance-Related Securities Risk. Reinsurance occurs when insurance-related companies share risk by purchasing insurance contracts from other insurers or reinsurers, thus limiting the total claim amount the original insurer or reinsurer would be responsible for in connection with a liability. Reinsurance involves the practice of insurers or reinsurers transferring portions of risk portfolios to other parties by agreement in order to reduce the likelihood of having to pay a large obligation resulting from an insurance claim. The intent of reinsurance is, among other things, for an insurance or reinsurance company to reduce the risks associated with underwritten policies by spreading risks across alternative institutions. The party seeking reinsurance is known as the ceding party. The party that accepts a portion of the potential obligation in exchange for a share of the insurance premium is known as the reinsurer.

The Fund may invest in operating entities, including insurance-related companies and their related entities. The Fund will be subject to the risks of these entities, including the risk that the insurance-related liabilities of our insurance-related portfolio entities exceed the value of its assets and the Fund will lose all or a portion of the principal it has invested in the insurance-related portfolio entity. These risks could stem from changes in the annuities or insurance policies that are reinsured by the insurance-related portfolio company, interest rate changes or changes in the value of the assets held by the insurance-related portfolio company against its liabilities. For example if the obligations owed in respect of reinsured annuities grow at a higher rate than the insurance-related portfolio company’s assets, the insurance-related portfolio company may have poor returns, lose some or all of its capital reserves or be unable to meet its reinsurance obligations. There is no way to accurately predict material or adverse effects that may occur with respect to the insurance-related portfolio company’s assets or liabilities and because of this significant uncertainty, reinsurance-related securities carry a high degree of risk.

Securities on a When-Issued or Forward Commitment Basis Risk. The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions. The settlements of secondary market purchases of senior loans in the ordinary course, on a settlement date beyond the period expected by loan market participants are subject to delayed compensation. Furthermore, the purchase of a senior loan in the secondary market is typically negotiated and finalized pursuant to a binding trade confirmation, and therefore, the risk of non-delivery of the security to the Fund is reduced or eliminated when compared with such risk when investing in when-issued or forward commitment securities.

Highly Volatile Markets Risk. Price movements of forwards, futures and other financial instruments in which the Fund’s assets may be invested can be highly volatile and are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene in certain markets, directly and by regulation, particularly in currencies, futures and options. Such intervention is often intended to directly influence prices and may, together with other factors, cause some or all of these markets to move rapidly in the same direction. The effect of such intervention is often heightened by a group of governments acting in concert.

Restricted Securities Risk. The Fund may invest in restricted securities. Restricted securities are less liquid than securities traded in the open market because of statutory and contractual restrictions on resale. Such securities are, therefore, unlike securities that are traded in the open market, which can be expected to be sold immediately if the market is adequate. However, the Fund could sell such securities in privately negotiated transactions with a limited number of purchasers or in public offerings under the Securities Act of 1933 (the “Securities Act”). Convertible subordinated units of master limited partnerships convert to publicly-traded common units upon the passage of time and/or satisfaction of certain financial tests. Although the means by which convertible subordinated units convert into senior common units depend on a security’s specific terms, convertible subordinated units typically are exchanged for common shares. Restricted securities are subject to statutory and contractual restrictions on their public resale, which may make it more difficult to value them, may limit the Fund’s ability to dispose of them and may lower the amount the Fund could realize upon their sale. To enable the Fund to sell its holdings of a restricted security not registered under the Securities Act, the Fund may have to cause those securities to be registered. The expenses of registering restricted securities may be negotiated by the Fund with the issuer at the time the Fund buys the securities. When the Fund must arrange registration in order to sell the security, a considerable period may elapse between the time the decision is made to sell the security and the time the security is registered so that the Fund could sell it. The Fund would bear the risks of any downward price fluctuation during that period.

Investment Grade Credit Investments. The Fund’s assets may be invested in investments relating to investment grade debt or debt instruments determined by the Adviser to be of reasonably high credit quality. Such investments are not immune from the credit risks associated with credit instruments that are not investment grade and may subsequently become non-investment grade as a result of financial difficulties encountered by the issuers or borrowers or otherwise as a result of market conditions in the credit and interest rate markets and prevailing monetary and fiscal policies enacted by governments and monetary authorities. No assurance can be made with respect to recovery of principal or timely payment of interest payments, or that losses may not otherwise be incurred in respect of the Fund even to the extent invested in investment grade credit investments.

Inflation Risk. Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of investments and distributions can decline. In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to Shareholders.

Private Placements Risk. In addition to the general risks to which all securities are subject, securities received in a private placement generally are subject to strict restrictions on resale, and there may be no liquid secondary market or ready purchaser for such securities, and a liquid secondary market may never develop. Therefore, the Fund may be unable to dispose of such securities when it desires to do so, or at the most favorable time or price. Private placements may also raise valuation risks.

Non-U.S. Investments Risk. The Fund may invest a portfolio of its assets outside of the U.S. Non-U.S. securities or instruments involve certain factors not typically associated with investing in U.S. securities or instruments, including risks relating to (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various non-U.S. currencies in which the Fund’s non-U.S. investments are denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) differences in conventions relating to documentation, settlement, corporate actions, stakeholder rights and other matters; (iii) differences between the U.S. and non-U.S. securities markets, including higher rates of inflations, higher transaction costs and potential price volatility in, and relative illiquidity of, some non-U.S. securities markets; (iv) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less governmental supervision and regulation in some countries; (v) certain economic, social and political risks, including potential exchange control regulations and restrictions on non-U.S. investment and repatriation of capital, the risks of political, economic or social instability, including the risk of sovereign defaults, and the possibility of expropriation or confiscatory taxation and adverse economic and political development; (vi) the possible imposition of non-U.S. taxes on income and gains recognized with respect to such securities or instruments; (vii) differing, and potentially less well developed or well-tested laws regarding creditor’s rights (including the rights of secured parties), corporate governance, fiduciary duties and the protection of investors; (viii) difficulty in enforcing contractual obligations; (ix) differences in the legal and regulatory environment or enhanced legal and regulatory compliance; (x) reliance on a more limited number of commodity inputs, service providers and/or distribution mechanisms; (xi) political hostility to investments by foreign or private investment fund investors; and (xii) less publicly available information.

In addition, the Fund’s investments in the debt of issuers located in certain non-U.S. jurisdictions may be adversely affected as a result of the ownership or control of an equity stake in such issuers by the Adviser and/or its affiliates. Moreover, additional laws and regulations in non-U.S. jurisdictions in which the Fund may invest may affect the Fund’s investments in such jurisdictions in a manner that differs adversely from the results that would occur under U.S. laws and regulations applied to similar facts.

Additionally, the Fund may be less influential than other market participants in jurisdictions where it or the Adviser do not have a significant presence. The Fund may be subject to additional risks, which include possible adverse political and economic development, possible seizure or nationalization of non-U.S. deposits and possible adoption of governmental restrictions which might adversely affect the payment of principal and interest to investors located outside the country of the issuer, whether from currency blockage or otherwise. Furthermore, some of the securities may be subject to brokerage taxes levied by governments, which has the effect of increasing the cost of such investment and reducing the realized gain or increasing the realized loss on such securities at the time of sale. While the Adviser intends, where deemed appropriate, to seek to manage the Fund in a manner that will minimize exposure to the foregoing risks and will take these factors into consideration in making investment decisions for the Fund, there can be no assurance that adverse developments with respect to such risks will not adversely affect the assets of the Fund that are held in certain countries.

Emerging Market Investments Risk. The Fund may make investments in emerging markets. Investing in emerging markets imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; (ii) significant price volatility; (iii) restrictions on foreign investment; and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

Additional risks of emerging markets investments may include (i) greater social, economic and political uncertainty and instability; (ii) more substantial governmental involvement in the economy; (iii) less governmental supervision and regulation; (iv) the unavailability of currency hedging technique; (v) companies that are newly organized and small; (vi) differences in auditing and financial reporting standards; which may result in unavailability of material information about issuers; and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a security. Such a delay could result in possible liability to a purchaser of the security.

Foreign Currency Risk. The Fund may hold assets and make borrowings denominated in foreign currencies, and may acquire assets or make borrowings denominated in other foreign currencies, which exposes us to foreign currency risk. However, the books of the Fund will be maintained, and contributions to and distributions from the Fund will generally be made, in U.S. dollars. Accordingly, changes in foreign currency exchange rates and exchange controls may materially adversely affect the value of the investments and the other assets of the Fund. For example, any significant depreciation in the exchange rate of a currency in which the Fund makes investments, against the U.S. dollar, could adversely affect the value of dividends or proceeds on investments denominated in such currency. In addition, the Fund will incur costs, which may be significant, in connection with the conversion of various currencies.

Change of Law Risk. Government counterparties or agencies may have the discretion to change or increase regulation of a portfolio investment’s operations or implement laws or regulations affecting the portfolio investment’s operations, separate from any contractual rights it may have. A portfolio investment also could be materially and adversely affected as a result of statutory or regulatory changes or judicial or administrative interpretations of existing laws and regulations that impose more comprehensive or stringent requirements on such portfolio company. Governments have considerable discretion in implementing regulations and tax reform, including, for example, the possible imposition or increase of taxes on income earned by a portfolio company or gains recognized by the Fund on its investment in such portfolio company, that could impact a portfolio company’s business as well as the Fund’s return on investment with respect to such portfolio company.

Force Majeure Risk. Issuers may be affected by force majeure events (i.e., events beyond the control of the party claiming that the event has occurred, including, without limitation, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism and labor strikes). Some force majeure events may adversely affect the ability of a party (including an issuer or a counterparty to the Fund or an issuer) to perform its obligations until it is able to remedy the force majeure event. In addition, the cost to an issuer or the Fund of repairing or replacing damaged assets resulting from such force majeure event could be considerable. Certain force majeure events (such as war or an outbreak of an infectious disease) could have a broader negative impact on the world economy and international business activity generally, or in any of the countries in which the Fund may invest specifically. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control over one or more issuers or its assets, could result in a loss to the Fund, including if its investment in such issuer is canceled, unwound or acquired (which could be without what the Fund considers to be adequate compensation). Any of the foregoing may therefore adversely affect the performance of the Fund and its investments.

Regulatory Approvals Risk. The Fund may invest in portfolio companies believed to have obtained all material U.S. federal, state, local or non-U.S. approvals, if any, required as of the date thereof to acquire and operate their facilities. In addition, the Fund may be required to obtain the consent or approval of applicable regulatory authorities in order to acquire or hold certain ownership positions in portfolio companies. A portfolio company could be materially and adversely affected as a result of statutory or regulatory changes or judicial or administrative interpretations of existing laws and regulations that impose more comprehensive or stringent requirements on such portfolio company. For example, in the case of oil and gas drilling, handling and transportation, such activities are extensively regulated, and statutory and regulatory requirements may include those imposed by energy, zoning, environmental, health, safety, labor and other regulatory or political authorities. Moreover, additional regulatory approvals, including without limitation, renewals, extensions, transfers, assignments, reissuances or similar actions, may become applicable in the future due to a change in laws and regulations, a change in the companies’ customers or for other reasons. There can be no assurance that a portfolio company will be able to (i) obtain all required regulatory approvals that it does not have at the time of the Fund’s investment or that it may be required to have in the future; (ii) obtain any necessary modifications to existing regulatory approvals; or (iii) maintain required regulatory approvals. Delay in obtaining or failure to obtain and maintain in full force and effect any regulatory approvals, or amendments thereto, or delay or failure to satisfy any regulatory conditions or other applicable requirements could prevent operation of a facility or sales to or from third parties or could result in fines or additional costs to a portfolio company. Regulatory changes in a jurisdiction where a portfolio investment is located may make the continued operation of the portfolio investment infeasible or economically disadvantageous and any expenditures made to date by such portfolio investment may be wholly or partially written off. The locations of the portfolio investments may also be subject to government exercise of eminent domain power or similar events. Any of these changes could significantly increase the regulatory-related compliance and other expenses incurred by the portfolio investments and could significantly reduce or entirely eliminate any potential revenues generated by one or more of the portfolio investments, which could materially and adversely affect returns to the Fund.

Industry and Sector Risk. Although the Fund does not employ an industry or sector focus, the percentage of the Fund’s assets invested in specific industries or sectors will increase from time to time based on the portfolio management team’s perception of investment opportunities. The Fund may be overweight in certain industries and sectors at various times relative to its benchmark index. If the Fund invests a significant portion of its assets in a particular industry or sector, the Fund is subject to the risk that companies in the same industry or sector are likely to react similarly to legislative or regulatory changes, adverse market conditions, increased competition, or other factors generally affecting that market segment. In such cases, the Fund would be exposed to an increased risk that the value of its overall portfolio will decrease because of events that disproportionately affect certain industries and/or sectors. The industries and sectors in which the Fund may be overweighted will vary. Furthermore, investments in particular industries or sectors may be more volatile than the broader market as a whole, and the Fund’s investments in these industries and sectors may be disproportionately susceptible to losses even if not overweighted.

Interval Fund Structural Risks

Shares Not Listed; No Market for Shares Risk. The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) because investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment.

Closed-end Interval Fund; Liquidity Risk. The Fund is a non-diversified, closed-end management investment company structured as an “interval fund” and designed primarily for long-term investors. The Fund is not intended to be a typical traded investment. There is no secondary market for the Shares and the Fund expects that no secondary market will develop. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies, commonly known as mutual funds, in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV. Although the Fund, as a fundamental policy, will make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. In connection with any given repurchase offer, it is likely that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. Hence, you may not be able to sell your Shares when and/or in the amount that you desire.

Leverage Risk. The Fund may utilize leverage to seek enhanced returns, subject to prevailing market conditions and at the discretion of the Adviser. The Fund may also use leverage to the extent permitted by the 1940 Act. The Fund’s willingness to use leverage, and the extent to which leverage is used at any time, will depend on many factors, including the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors.

The Fund may incur permanent, Fund-level leverage including through, but not limited to, bridge, subscription, asset-backed facilities, financing transactions from prime brokers or custodians, short-sales and/or related to the Fund’s hedging activities. Borrowings by the Fund will further diminish returns (or increase losses on capital) to the extent overall returns are less than the Fund’s cost of funds. Such debt exposes the Fund to refinancing, recourse and other risks. As a general matter, the presence of leverage can accelerate losses.

Subject to prevailing market conditions, the Fund may add financial leverage if, immediately after such borrowing, it would have asset coverage (as defined in the 1940 Act) of 300% or more (for leverage obtained through debt) or 200% or more (for leverage obtained through preferred stock). The Fund may use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment.

Under the 1940 Act, any preferred stock the Fund issues will constitute a “senior security” for purposes of the 200% asset coverage test. In addition, while any senior securities remain outstanding, the Fund will be required to make provisions to prohibit any dividend distribution to the Shareholders or the repurchase of such securities or Shares unless the Fund meets the applicable asset coverage ratios at the time of the distribution or repurchase. The Fund is also permitted to borrow amounts up to 5% of the value of the Fund’s total assets for temporary purposes without regard to asset coverage, which borrowings would not be considered senior securities, provided that any such borrowings in excess of 5% of the value of the Fund’s total assets would be subject to the asset coverage ratio requirements of the 1940 Act, even if for temporary purposes.

The Fund may elect to use borrowings, reverse repurchase agreements, the leverage potentially incurred in securities lending and short selling, together with any other senior securities representing indebtedness, by requiring asset coverage (as defined in the 1940 Act) immediately after any borrowing of 300% or more. To the extent the Fund “covers” its commitment under these transactions, such instrument will not be considered a “senior security” by the Fund and therefore will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings (or, as the case may be, the 200% asset coverage requirement applicable to preferred stock).

The Adviser expects that the Fund’s borrowings, if any, may ultimately be secured with a security interest in investments. In times of adverse market conditions, the Fund may be required to post additional collateral which could affect the Fund’s liquidity.

Leverage creates several major types of risks for Shareholders, including: (i) the likelihood of greater volatility of NAV of shares, and of the investment return to Shareholders, than a comparable portfolio without leverage; (ii) the possibility either that Share distributions will fall if the interest and other costs of leverage rise, or that distributions paid on Shares will fluctuate because such costs vary over time; (iii) the effects of leverage in a declining market or a rising interest rate environment, as leverage is likely to cause a greater decline in the NAV of the Shares than if the Fund were not leveraged; (iv) to the extent that Fund revenues are required to meet principal payments or preferred stock dividends, Shareholders may be allocated income (and therefore tax liability) in excess of cash distributed; and (v) in certain circumstances, the Fund may be required to dispose of investments at a loss or otherwise on unattractive terms in order to service its debt obligations or meet its debt covenants. In addition, in connection with one or more credit facilities entered into by the Fund and any preferred stock issued by the Fund, distributions to Shareholders may be subordinated to payments required in connection with any indebtedness contemplated thereby. There can be no assurance that the Fund will have sufficient cash flow to meet its debt service obligations. As a result, the Fund’s exposure to foreclosure and other losses may be increased due to the illiquidity of its investments.

In addition, in the event the Fund incurs leverage in the future, the Fund may need to refinance such outstanding debt as it matures. There is a risk that the Fund may not be able to refinance such debt or that the terms of any refinancing may not be as favorable as the terms of the then-existing loan agreements. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. These risks could adversely affect the Fund’s financial condition, cash flows and the return on its investments.

With respect to any asset-backed facility entered into by the Fund (or an affiliate thereof), a decrease in the market value of the Fund’s investments (due to market conditions, the fair valuation of the Fund’s investments or otherwise) would increase the effective amount of leverage and could result in the possibility of a violation of certain financial covenants pursuant to which the Fund must either repay the borrowed funds to the lender. Liquidation of the Fund’s investments at an inopportune time in order to satisfy such financial covenants could adversely impact the performance of the Fund and could, if the value of its investments had declined significantly, cause the Fund to lose all or a substantial amount of its capital. In the event of a sudden, precipitous drop in the value of the Fund’s assets, the Fund might not be able to dispose of assets quickly enough to pay off its debt resulting in a foreclosure or other total loss of some or all of the pledged assets. Fund-level debt facilities typically include other covenants such as, but not limited to, covenants against the Fund incurring or being in default under other recourse debt, including certain Fund guarantees of asset level debt, which, if triggered could cause adverse consequences to the Fund if it is unable to cure or otherwise mitigate such breach.

Repurchase Offers Risk. As described under “Share Repurchase Program,” the Fund is an “interval fund” and, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Shareholders, and generally are funded from available cash or sales of portfolio securities. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratios. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. Certain Shareholders may from time to time own or control a significant percentage of the Shares. Repurchase requests by these Shareholders of these Shares of the Fund may cause repurchases to be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased in connection with any repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarterly period, thereby increasing the likelihood that proration will occur. The NAV of shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request. See “Share Repurchase Program.”

Distributions and Tax Related Risks

Distribution Payment Risk. The Fund cannot assure investors that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the Fund’s and the Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.

In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions may constitute a return of capital to Shareholders. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, it will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment, rather than a return of earnings or gains derived from the Fund’s investment activities, and generally results in a reduction of the tax basis in the Shares. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

Distributions Risk. The Fund intends to declare and pay distributions monthly. Any distributions the Fund makes will be at the discretion of the Board, considering factors such as the Fund’s earnings, cash flow, capital and liquidity needs and general financial condition and the requirements of Delaware law. As a result, the Fund’s distribution rates and payment frequency may vary from time to time. The Fund may not achieve investment results that will allow it to make a specified or stable level of cash distributions and its distributions may decrease over time. In addition, the Fund may be limited in its ability to make distributions.

Fund Distribution Policy Risk. There is a possibility that the Fund may make total distributions during a calendar or taxable year in an amount that exceeds the Fund’s net investment company taxable income and net capital gains for the relevant taxable year. In such situations, if a distribution exceeds the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), a portion of each distribution paid with respect to such taxable year would generally be treated as a return of capital for U.S. federal income tax purposes, thereby reducing the amount of a Shareholder’s tax basis in such Shares. When a Shareholder sells Shares, the amount, if any, by which the sales price exceeds the Shareholder’s tax basis in Shares may be treated as a gain subject to tax. Because a return of capital reduces a Shareholder’s tax basis in Shares, it generally will increase the amount of such Shareholder’s gain or decrease the amount of such Shareholder’s loss when such Shareholder sells Shares. To the extent that the amount of any return of capital distribution exceeds a Shareholder’s tax basis in Shares, such excess generally will be treated as gain from a sale or exchange of the Shares.

If the Fund elects to issue preferred stock and/or notes or other forms of indebtedness, its ability to make distributions to its Shareholders may be limited by the asset coverage requirements and other limitations imposed by the 1940 Act and the terms of the Fund’s preferred stock, notes or other indebtedness.

Tax Risk Associated with Fund Distributions. Even if a Shareholder chooses to “opt out” of the dividend reinvestment plan (“DRIP”), the Fund will have the ability to declare a large portion of a dividend in Shares instead of in cash in order to satisfy its RIC requirements. As long as a portion of this dividend is paid in cash and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, a Shareholder generally will be subject to tax on 100% of the fair market value of the dividend on the date the dividend is received by the Shareholder in the same manner as a cash dividend, even though most of the dividend was paid in Shares.

Risks Relating to Fund’s RIC Status. The Fund intends to elect to be treated as a RIC under the Code and intends each year to qualify and be eligible to be treated as a RIC, so that it generally will not be subject to U.S. federal income tax on its net income or net short-term or long-term capital gains, that are distributed (or deemed distributed, as described below) to Shareholders. In order to qualify for such treatment, the Fund must meet certain asset diversification tests and at least 90% of its gross income for such year must consist of certain types of qualifying income. Foreign currency gains will generally be treated as qualifying income for purposes of the 90% gross income requirement. However, the U.S. Treasury Department has authority to issue regulations in the future that could treat some or all of the Fund’s foreign currency gains as non-qualifying income, thereby jeopardizing the Fund’s status as a RIC for all years to which the regulations would be applicable. Income derived from some commodity-linked derivatives is not qualifying income, and the treatment of income from some other commodity-linked derivatives is uncertain, for purposes of the 90% gross income test. If for any taxable year the Fund were to fail to meet the income or diversification tests described above, the Fund could in some cases cure such failure, including by paying a fund-level tax and, in the case of a diversification test failure, disposing of certain assets.

If, in any year, the Fund were to fail to qualify for treatment as a RIC under the Code, and were ineligible to or did not otherwise cure such failure, the Fund would be subject to tax on its taxable income at regular corporate rates and, when such income is distributed, Shareholders would be subject to a further tax to the extent of the Fund’s current or accumulated earnings and profits, and any distributions in excess of earnings and profits would be treated first as a return of capital to the extent of a Shareholder’s basis in the Shares, and then as capital gain.

RIC-Related Risks of Investments Generating Non-Cash Taxable Income. Certain of the Fund’s investments will require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt instruments that will be treated as having “market discount” and/or original issue discount (“OID”) (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or issued with equity or warrants) for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income (e.g., PIK interest), the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash. Further, the interest rates on PIK loans may be higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. In addition, if the Fund liquidates assets to raise cash, the Fund may realize additional gain or loss on such liquidations. In the event the Fund realizes additional net capital gains from such liquidation transactions, Shareholders may receive larger capital gain distributions than it or they would in the absence of such transactions.

Instruments that are treated as having OID for U.S. federal income tax purposes may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Loans that are treated as having OID generally represent a significantly higher credit risk than coupon loans. Accruals on such instruments may create uncertainty about the source of Fund distributions to Shareholders. OID creates the risk of non-refundable cash payments to the Adviser based on accruals that may never be realized. In addition, the deferral of PIK interest also reduces a loan’s loan-to-value ratio at a compounding rate.

Uncertain Tax Treatment Risk. The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary in connection with the Fund’s intention to distribute sufficient income each tax year to minimize the risk that it becomes subject to U.S. federal income or excise tax.

Other Risks Relating to the Fund

No Operating History Risk. The Fund is a new company with no operating history, and as a result, the Fund has minimal financial information on which investors can evaluate an investment in the Fund or prior performance. Investors must rely on the Adviser to implement the Fund’s investment policies, to evaluate all of the Fund’s investment opportunities and to structure the terms of the Fund’s investments rather than evaluating the Fund’s investments in advance. Because investors are not able to thoroughly evaluate the Fund’s investments in advance of acquiring Shares, the offering of Shares may entail more risk than other types of offerings. This additional risk may hinder investors’ ability to achieve their own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives. Additionally, the results of any other businesses or companies that have or have had an investment objective which is similar to, or different from, the Fund’s investment objective are not indicative of the results that the Fund may achieve. The Fund may have a different investment portfolio from other businesses or companies. Accordingly, the Fund’s results may differ from and are independent of the results obtained by such businesses or companies. Moreover, past performance is no assurance of future returns.

The Fund is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective and that the value of investors’ investments could decline substantially or that investors’ investments could become worthless. The Adviser anticipates, based on the amount of proceeds raised in the initial or subsequent closings that it could take some time to invest substantially all of the capital expected to be raised due to market conditions generally and the time necessary to identify, evaluate, structure, negotiate and close suitable investments in middle market companies. In order to comply with the RIC diversification requirements during the startup period, the Fund may invest proceeds in temporary investments, such as cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the time of investment, which may earn yields substantially lower than the interest, dividend or other income that the Fund seeks to receive in respect of suitable portfolio investments. The Fund may not be able to pay any significant distributions during this period, and any such distributions may be substantially lower than the distributions expected to be paid when the Fund’s portfolio is fully invested. The Fund will pay a management fee to the Adviser throughout this interim period irrespective of the Fund’s performance. If the management fee and other expenses exceed the return on the temporary investments, the Fund’s returns could be negatively impacted.

Ability of Adviser to Achieve Investment Objectives Risk. The Fund’s ability to achieve its investment objectives depends on the Adviser’s ability to identify and analyze, and to invest in, finance and monitor investments that meet the Fund’s investment criteria. The Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Fund’s investment objectives, the Adviser may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process.

There is increasing competition among financial sponsors, investment banks and other investors for hiring and retaining qualified investment professionals, and there can be no assurance that the Adviser will be able to find qualified investment professionals in a timely manner or at all. Failure to support the Fund’s investment process could have a material adverse effect on the Fund’s business, financial condition and results of operations.

Portfolio Management Risk. The strategies used and investments selected by the Fund’s portfolio management team may fail to produce the intended result and the Fund may not achieve its objective. The securities selected for the Fund may not perform as well as other securities that were not selected for the Fund. As a result, the Fund may suffer losses or underperform other funds with the same investment objective or strategies, and may generate losses even in a favorable market.

Key Personnel Risk. The Fund depends on the investment expertise, experience, skill and network of business contacts of the principals of the Adviser. The Adviser evaluates, negotiates, structures, executes, monitors and services the Fund’s investments. The Adviser, in turn, depends on access to investment professionals and the information and deal flow generated by these investment professionals in the course of their investment and portfolio management activities. The Fund’s success depends on the continued service of such personnel. The investment professionals associated with the Adviser are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. The departure of any of the senior managers of the Adviser, or of a significant number of the investment professionals or partners of the Adviser’s affiliates, could have a material adverse effect on the Fund’s ability to achieve its investment objective.

The Fund’s ability to achieve its investment objective depends on the Adviser’s ability to identify, analyze, invest in, finance and monitor companies that meet the Fund’s investment criteria. The Adviser’s capabilities in managing the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. Individuals not currently associated with the Adviser may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals. To achieve the Fund’s investment objective, the Adviser may also need to hire, train, supervise and manage new investment professionals to participate in the Fund’s investment selection and monitoring process. The Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund’s investment process could have a material adverse effect on the Fund’s business, financial condition and results of operations. Additionally, there is no assurance that the Adviser will remain the Fund’s investment adviser or that the Adviser will continue to have access to the investment professionals and partners of its affiliates and the information and deal flow generated by the investment professionals of its affiliates.

[In addition, the investment advisory agreement (the “Investment Advisory Agreement”), by and between the Fund and the Adviser, has termination provisions that allow the parties to terminate the agreements without penalty. The Investment Advisory Agreement may be terminated at any time, without penalty, by the Adviser upon 60 days’ notice to the Fund. If the Investment Advisory Agreement is terminated, it may adversely affect the quality of the Fund’s investment opportunities. In addition, in the event the Investment Advisory Agreement is terminated, it may be difficult for the Fund to replace the Adviser. Furthermore, the termination of the Investment Advisory Agreement may adversely affect the terms of the Fund’s or its financing subsidiaries’ financing facilities or any financing facility into which the Fund or its financing subsidiaries may enter in the future, which could have a material adverse effect on the Fund’s business and financial condition.]

Ability of Adviser to Maintain Relationships Risk. The Adviser depends on its broader organization’s relationships with private equity sponsors, investment banks, and commercial banks and others, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the Adviser or its broader organization fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom the Adviser or its broader organizations have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

Business Continuity Risk. The Adviser has developed a business continuity program that is designed to minimize the disruption of normal business operations in the event of an adverse incident impacting the Adviser, its affiliates, or the Fund. While the Adviser believes that the business continuity program should enable it to reestablish normal business operations in a timely manner in the event of an adverse incident, there are inherent limitations in such programs (including the possibility that contingencies have not been anticipated and procedures do not work as intended) and under some circumstances, the Adviser, its affiliates, and any vendors used by the Adviser, its affiliates, or the Fund could be prevented or hindered from providing services to the Fund for extended periods of time. These circumstances may include, without limitation, acts of God, acts of governments, any act of declared or undeclared war or of a public enemy (including acts of terrorism), power shortages or failures, utility or communication failure or delays, labor disputes, strikes, shortages, supply shortages, system failures or malfunctions. The Fund’s ability to recover any losses or expenses it incurs as a result of a disruption of business operations may be limited by the liability, standard of care, and related provisions in its contractual arrangements with the Adviser and other service providers.

Large Shareholder Risk. To the extent a large proportion of Shares are held by a small number of Shareholders (or a single Shareholder), including affiliates of the Adviser, the Fund is subject to the risk that these Shareholders will seek to sell Shares in large amounts rapidly in connection with repurchase offers. These transactions could adversely affect the ability of the Fund to conduct its investment program. Furthermore, it is possible that in response to a repurchase offer, the total amount of Shares tendered by a small number of Shareholders (or a single Shareholder) may exceed the number of Shares that the Fund has offered to repurchase. If a repurchase offer is oversubscribed by Shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each Shareholder. See “Repurchase Offers Risk.”

Competition Risk. The Fund competes for investments with other closed-end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding, and a variety of other investors (including private credit funds, mezzanine funds, performing and other credit funds, funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products, specialty finance companies, real estate investment trusts). As a result of these other entrants, competition for investment opportunities may intensify. Many of the Fund’s competitors are substantially larger and may have considerably greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than it has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than it is able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a closed-end fund.

Deployment of Capital Risk. In light of the nature of the Fund’s continuous offering as well as ongoing and periodic private offerings in relation to the Fund’s investment strategy and the need to be able to deploy potentially large amounts of capital quickly to capitalize on potential investment opportunities, if the Adviser has difficulty identifying suitable investments on attractive terms, there could be a delay between the time the Fund receives net proceeds from the sale of Shares in any public or private offering and the time the Adviser invests the net proceeds. Our proportion of privately-negotiated investments may be lower than expected. We may also from time to time hold cash pending deployment into investments or have less than our targeted leverage, which cash or shortfall in target leverage may at times be significant, particularly at times when we are receiving high amounts of offering proceeds and/or times when there are few attractive investment opportunities. Such cash may be held in an account for the benefit of our shareholders that may be invested in money market accounts or other similar temporary investments, each of which may be subject to management fees.

In the event we are unable to find suitable investments, such cash may be maintained for longer periods which would be dilutive to overall investment returns. This could cause a substantial delay in the time it takes for your investment to realize its full potential return and could adversely affect our ability to pay regular distributions of net investment income to you. It is not anticipated that the temporary investment of such cash into money market accounts or other similar temporary investments pending deployment into investments will generate significant interest, and investors should understand that such low interest payments on the temporarily invested cash may adversely affect overall returns. In the event we fail to timely invest the net proceeds of sales of Shares or do not deploy sufficient capital to meet our targeted leverage, our results of operations and financial condition may be adversely affected.

“Best-Efforts” Offering Risk. This offering is being made on a best efforts basis, whereby the Distributor is only required to use its best efforts to offer the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum offering amount is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base.

Inadequate Network of Broker-Dealer Risk. The success of the Fund’s continuous public offering, and correspondingly the Fund’s ability to implement its investment objective and strategies, depends upon the ability of the Advisor to establish, operate and maintain a network of selected broker-dealers to sell the Shares. If the Advisor fails to perform, the Fund may not be able to raise adequate proceeds through the Fund’s continuous public offering to implement the Fund’s investment objective and strategies. If the Fund is unsuccessful in implementing its investment objective and strategies, an investor could lose all or a part of his or her investment in the Fund.

Regulation Best Interest Risk. Broker-dealers are required to comply with Regulation Best Interest, which, among other requirements, established a new standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. The full impact of Regulation Best Interest on participating broker-dealers cannot be determined at this time, and it may negatively impact whether participating broker-dealers and their associated persons recommend the offering to certain retail customers. In particular, under SEC guidance concerning Regulation Best Interest, a broker-dealer recommending an investment in Shares should consider a number of factors, under the care obligation of Regulation Best Interest, including but not limited to cost and complexity of the investment and reasonably available alternatives in determining whether there is a reasonable basis for the recommendation. As a result, high cost, high risk and complex products may be subject to greater scrutiny by broker-dealers. Broker-dealers may recommend a more costly or complex product as long as they have a reasonable basis to believe is in the best interest of a particular retail customer. However, if broker-dealers choose alternatives to Shares, many of which likely exist, such as an investment in listed entities, which may be a reasonable alternative to an investment in us as such investments may feature characteristics like lower cost, nominal commissions at the time of initial purchase, less complexity and lesser or different risks, our ability to raise capital will be adversely affected. If compliance by broker-dealers with Regulation Best Interest negatively impacts the Fund’s ability to raise capital in the offering, it may harm the Fund’s ability to achieve the Fund’s investment objectives and would result in our fixed operating costs representing a larger percentage of the Fund’s gross income.

Investment Dilution Risk. The Fund’s investors do not have preemptive rights to any Shares the Fund may issue in the future. The Fund’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) authorizes it to issue an unlimited number of Shares. The Board may make certain amendments to the Declaration of Trust. After an investor purchases Shares, the Fund may sell additional Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.

Changes to Operating Policies and Strategies Without Notice or Shareholder Approval. The Board has the authority to modify or waive the Fund’s current operating policies, investment criteria and strategies without prior notice and without Shareholder approval, unless required by the 1940 Act or applicable law. We cannot predict the effect any changes to the Fund’s current operating policies, investment criteria and strategies would have on the Fund’s business, NAV, operating results and value of Shares. However, the effects might be adverse, which could negatively impact the Fund’s ability to pay distributions and cause Shareholders to lose all or part of their investment. Moreover, the Fund has significant flexibility in investing the net proceeds from its continuous offering and may use the net proceeds in ways with which investors may not agree or for purposes other than those contemplated in this Prospectus.

Anti-Takeover Risk. The Fund’s Declaration of Trust and Bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire it. Subject to the limitations of the 1940 Act, the Board may, without Shareholder action, authorize the issuance of Shares in one or more classes or series, including preferred stock; and the Board may, without Shareholder action, make certain amendments to the Declaration of Trust. These anti-takeover provisions may inhibit a change of control in circumstances that could give Shareholders the opportunity to realize a premium over the value of the Shares.

Conflicts of Interest Risk. The Adviser is an entity in which certain of the Fund’s Trustees, whom are an “interested person” (as defined under the 1940 Act) of the Fund, the Adviser, or the Distributor (“Interested Trustees”), officers and members of the Investment Committee of the Adviser may have indirect ownership and economic interests. Certain of the Fund’s Trustees and officers and members of the Investment Committee of the Adviser also serve as officers or principals of other investment managers affiliated with the Adviser that currently, and may in the future, manage investment funds with investment objectives similar to the Fund’s investment objective. In addition, certain of the Fund’s officers and Trustees and the members of the Investment Committee of the Adviser serve or may serve as officers, trustees or principals of entities that operate in the same or related line of business as the Fund does or of investment funds managed by the Fund’s affiliates. Accordingly, the Fund may not be made aware of and/or given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with the Adviser. However, the Adviser intends to allocate investment opportunities in a fair and equitable manner in accordance with the Adviser’s investment allocation policy, consistent with each fund’s or separate account’s investment objective and strategies and legal and regulatory requirements. The Adviser or its affiliates may also give advice to such other investment vehicles that may differ from the advice given to the Fund even though their investment objectives may be the same or similar to the Fund.

Allocation of Investment Opportunities Risk. The Fund’s executive officers and trustees, and the personnel of the Adviser, serve or may in the future serve as officers, trustees or principals of entities that operate in the same or a related line of business as the Fund or of other funds advised by investment advisers on the TCG platform (the “TCG Managed Funds”). As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Moreover, notwithstanding the difference in principal investment objectives between the Fund and TCG Managed Funds, such other funds, including potential new pooled investment vehicles or managed accounts not yet established (whether managed or sponsored by affiliates or the Adviser), have, and may from time to time have, overlapping investment objectives with the Fund and, accordingly, invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent TCG Managed Funds have overlapping investment objectives, the scope of opportunities otherwise available to the Fund may be adversely affected and/or reduced. Additionally, certain employees of the Adviser and its management may face conflicts in their time management and commitments as well as in the allocation of investment opportunities to TCG Managed Funds. Currently, certain of the Fund’s Interested Trustees, officers and members of the Investment Committee of the Adviser sponsor and/or manage Sunrise Realty Trust, Inc. (“SUNS”) and Southern Realty Trust Inc. (“SRT”), each a vehicle which is part of the TCG platform and that intends to elect to be treated as a REIT, with an investment strategy to provide capital solutions, including loans, to commercial real estate markets in the Southern U.S. Consequently, the Adviser, on the one hand, and these other investment vehicles, including SUNS and SRT, on the other hand, may from time to time pursue the same or similar loan opportunities. To the extent such other investment vehicles seek to acquire the same target assets as the Adviser, the scope of opportunities otherwise available to the Adviser may be adversely affected and/or reduced. The Fund’s Interested Trustees, officers and members of the Investment Committee or its affiliates may also give advice to such other investment vehicles that may differ from the advice given to the Adviser even though their investment objectives may be the same or similar to that of the Fund. The Investment Committee and the investment committees of SUNS and SRT each include Mr. Tannenbaum. As a result, the Adviser must dedicate a high level of attention to minimizing potential conflicts and other potential issues with respect to the selection of the Fund’s investments. As described herein, the Adviser has developed an allocation policy designed to address these potential issues. See “Conflicts of Interest.”

The results of the Fund’s investment activities may differ significantly from the results achieved by TCG Managed Funds. It is possible that one or more of such funds will achieve investment results that are substantially more or less favorable than the results achieved by the Fund. Moreover, it is possible that the Fund will sustain losses during periods in which one or more affiliates achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible. The investment activities of one or more Adviser affiliates for their proprietary accounts and accounts under their management may also limit the investment opportunities for the Fund in certain markets.

The Adviser and the Fund intend to apply for an exemptive order from the SEC that would expand the Fund’s ability to co-invest alongside other funds (including private funds) managed by the Adviser or its affiliates in privately negotiated portfolio investments. The co-investment exemptive order will contain certain conditions that limit or restrict the Fund’s ability to participate in such investment opportunities. In such cases, the Fund may participate in an investment to a lesser extent or, under certain circumstances, may not participate in the investment. There can be no assurance that the co-investment exemptive order will be granted. Unless and until the Fund receives such co-investment exemptive order from the SEC, the Fund will only invest in co-investment opportunities where the transaction is permitted under existing regulatory guidance, such as transactions in which price is the only negotiated term. Ultimately, if the co-investment exemptive order is not granted, the Fund may not be able to obtain the Fund’s desired exposure to certain credit strategies, which could impact the Fund’s ability to achieve its investment objectives.

To the extent the Adviser and the Fund receive such an exemptive order, the Adviser may determine that the Fund should invest on a side-by-side basis with one or more TCG Managed Funds. In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the exemptive order granted by the SEC (the “Co-Investments Order”). Co-investments made under the Co-Investments Order, to the extent granted by the SEC, will be subject to compliance with the conditions and other requirements contained in the Co-Investments Order, which could limit the Fund’s ability to participate in a co-investment transaction.

Allocation of Loans Risk. The Adviser endeavors to allocate loan opportunities in a fair and equitable manner, subject to its internal policies. These internal policies are intended to enable the Adviser to share equitably with any other investment vehicles that are managed by certain of the Fund’s Interested Trustees, officers and members of the Investment Committee of the Adviser. These policies may and are expected to change and be updated from time to time to reflect, for example, the ongoing experience of the Adviser with respect to allocation matters, changes in circumstances, such as changes in relevant market conditions, and certain regulatory considerations, among others. In general, loan opportunities are allocated taking into consideration various factors, including, among others, the relevant investment vehicles’ available capital, their investment objectives or strategies, their risk profiles and their existing or prior positions in a borrower or particular loan, their potential conflicts of interest, the nature of the opportunity and market conditions, certain regulatory considerations, the rotation of loan opportunities and any other considerations deemed relevant by the Adviser and its affiliates. Nevertheless, it is possible that the Adviser may not be given the opportunity to participate in certain loans made by investment vehicles certain of the Fund’s Interested Trustees, officers and members of the Investment Committee. In addition, there may be conflicts in the allocation of loan opportunities among the Adviser and the investment vehicles managed by certain of the Fund’s Interested Trustees, officers and members of the Investment Committee of the Adviser.

The allocation policy of the Adviser addresses the allocation of investment and disposition opportunities among TCG Managed Funds and other clients. The policy recognizes that because of commonality and/or overlap of investment objectives and policies among TCG Managed Funds, investment and/or disposition opportunities that are attractive to the Fund may be attractive to one or more other TCG Managed Funds. Under the allocation policy, which applies to investment advisers affiliated with the Adviser, each TCG Managed Fund’s investment committee is responsible for evaluating whether a particular investment opportunity is appropriate at that time for such TCG Managed Fund. If a TCG Managed Fund’s investment committee determines that such investment opportunity is appropriate for such TCG Managed Fund, the investment committee is then responsible for determining the appropriate size of the opportunity to be pursued for such TCG Managed Fund.

If multiple TCG Managed Funds determine that an investment is appropriate for each such TCG Managed Fund, such TCG Managed Fund shall be allocated the amount of the investment that it is seeking, as determined by the TCG Managed Fund’s investment committee. If in such circumstances it is not possible to fully satisfy the size of the investment sought by all such TCG Managed Funds, the opportunity will generally be allocated pro rata in proportion to the level of investment originally sought on behalf of such TCG Managed Fund. The Investment Committee will also conduct ongoing monitoring for compliance with these policies.

Allocation of Personnel Risk. The Fund’s executive officers and Trustees, and the personnel of the Adviser, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund or of investment funds or accounts managed by the Adviser or its affiliates. As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Additionally, certain personnel of the Adviser and its management may face conflicts in their time management and commitments.

Lack of Information Barriers Risk. By reason of the various activities of the Adviser and its affiliates, the Adviser and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.

Portfolio Fair Value Risk. Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value. There is not a public market for the securities of the privately held companies in which the Fund may invest. Many of the Fund’s investments are not exchange-traded, but are, instead, traded on a privately negotiated secondary market for institutional investors. The Adviser expects the private loans in which the Fund may invest will not be traded on a market, as a market does not exist for such securities. The Board is responsible for the valuation of the Fund’s portfolio investments, and has delegated day-to-day responsibility for implementing the portfolio valuation process set forth in the Fund’s valuation policy to the Adviser. Valuations of Fund investments are disclosed quarterly in reports publicly filed with the SEC. See “Determination of Net Asset Value.”

A high proportion of the Fund’s investments relative to its total investments are valued at fair value. Certain factors that may be considered in determining the fair value of the Fund’s investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to selected publicly-traded companies, discounted cash flow and other relevant factors. The factors and methodologies used for the valuation of such securities are not necessarily an indication of the risks associated with investing in those securities nor can it be assured that the Fund can realize the fair value assigned to a security if it were to sell the security. Such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, and they often reflect only periodic information received by the Adviser about such companies’ financial condition and/or business operations, which may be on a lagged basis and can be based on estimates. Determinations of fair value may differ materially from the values that would have been used if an exchange-traded market for these securities existed. Investments in private companies are typically governed by privately negotiated credit agreements and covenants, and reporting requirements contained in the agreements may result in a delay in reporting their financial position to lenders, which in turn may result in the Fund’s investments being valued on the basis of this reported information. Further, the Fund is offered on a continuous basis and calculates a daily NAV per share. The Adviser seeks to evaluate on a daily basis material information about the Fund’s portfolio companies; however, for the reasons noted herein, the Adviser may not be able to acquire and/or evaluate properly such information on a daily basis. Due to these various factors, the Adviser’s fair value determinations could cause the Fund’s NAV on a valuation day to materially differ from what it would have been had such information been fully incorporated. As a result, investors who purchase Shares may receive more or less Shares and investors who tender their Shares may receive more or less cash proceeds than they otherwise would receive.

Non-Diversified Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund can invest a greater portion of the Fund’s assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. In particular, because the Fund’s portfolio of investments may lack diversification among the issuers of securities and related investments, the Fund is susceptible to a risk of significant loss if one or more of these issuers and related investments experience a high level of defaults on the collateral that they hold.

Portfolio Turnover Risk. The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to the Fund and, ultimately, Shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.

Operational Risk. The Fund is also subject to the risk of loss as a result of other services provided by the Adviser and other service providers, including pricing, administrative, accounting, tax, legal, custody, transfer agency, and other services. Operational risk includes the possibility of loss caused by inadequate procedures and controls, human error, and system failures by a service provider; each of which may negatively affect the Fund’s performance. For example, trading delays or errors could prevent the Fund from benefiting from potential investment gains or avoiding losses. In addition, a service provider may be unable to provide a NAV for the Fund or Share class on a timely basis. Similar types of operational risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value.

Cybersecurity Risk. Cybersecurity incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. The Adviser faces various security threats on a regular basis, including ongoing cyber security threats to and attacks on its information technology infrastructure that are intended to gain access to its proprietary information, destroy data or disable, degrade or sabotage its systems. These security threats could originate from a wide variety of sources, including unknown third parties outside of the Adviser. There can be no assurance that the various procedures and controls utilized by the Adviser to mitigate threats from cyber incidents will be sufficient to prevent disruptions to its systems.

The Adviser’s and issuers’ information and technology systems may be vulnerable to damage or interruption from computer viruses, underlying network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches, usage errors by their respective professionals, power outages and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes.

In addition, the Fund will heavily rely on the Adviser’s and third parties’ financial, accounting, information and other data processing systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in its activities. If any of these systems do not operate properly or are disabled for any reason or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of its network security systems, a cyber-incident or attack or otherwise, the Fund and/or the Adviser could suffer substantial financial loss, increased costs, a disruption of its businesses, liability to its investors, regulatory intervention or reputational damage. In addition, the Adviser operates in a business that is highly dependent on information systems and technology. The information systems and technology that the Adviser relies on may not continue to be able to accommodate its growth, and the cost of maintaining such systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on the Fund and/or the Adviser.

A cybersecurity incident could have numerous material adverse effects, including on the operations, liquidity and financial condition of the Fund. Cyber threats and/or incidents could cause financial costs from the theft of Fund assets (including proprietary information and intellectual property) as well as numerous unforeseen costs including, but not limited to: litigation costs, preventative and protective costs, remediation costs and costs associated with reputational damage, any one of which, could be materially adverse to the Fund. There can be no guarantee that the Fund will be able to prevent or mitigate such incidents. If systems and measures to manage risks relating to these types of events, are compromised, become inoperable for extended periods of time or cease to function properly, the Adviser, the Fund and/or an issuer may have to make a significant investment to fix or replace them. The failure of these systems and/or of disaster recovery plans for any reason could cause significant interruptions in the Adviser’s, the Fund’s and/or an issuer’s operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to investors (and the beneficial owners of investors).

In addition, the Fund or the Adviser may not be in a position to verify the risks or reliability of third parties with which the Fund’s and the Adviser’s operations interface with and/or depend on third parties, including the Fund’s administrator and other service providers. The Fund may suffer adverse consequences from actions, errors or failure to act by such third parties, and will have obligations, including indemnity obligations, and limited recourse against them.

MANAGEMENT OF THE FUND

Trustees

The Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board consists of [four] members, [three] of whom are not “interested persons” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by the Board. These individuals are referred to as “Independent Trustees.” The Trustees are subject to removal or replacement in accordance with Delaware law and the Declaration of Trust. The Statement of Additional Information provides additional information about the Trustees.

The Board, including the Independent Trustees, oversees and monitors the Fund’s management and operations. After an initial two-year term, the Board will review on an annual basis the Investment Advisory Agreement to determine, among other things, whether the fees payable under such agreement are reasonable in light of the services provided.

Investment Adviser

TCG Strategic Income Advisor LLC, located at 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida 33401, serves as the Fund’s investment adviser. The Adviser is newly formed and registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed for the purpose of advising the Fund. As of [_____], 2025, the Adviser has over $[__] in regulatory assets under management. The Adviser is an affiliate of Tannenbaum Capital Group (together with its affiliated companies, “TCG”), a group of affiliated advisers, with over $[__] in AUM (as defined herein) across the TCG platform as of [_____], 2025. Assets under management (“AUM”) refers to the [assets] under management for all credit funds for which the Adviser or TCG, respectively, provides investment management or advisory services. AUM equals the sums of the assets at each TCG Managed Fund as of [_____], 2025 plus used or available leverage. AUM is unaudited, preliminary and subject to change. This definition of AUM is not based on any definition contained in the governing documents or in any management agreement of the funds managed by affiliates of the TCG platform. The calculation also differs from the manner in which its affiliates registered with the SEC report “Regulatory Assets Under Management” on Form ADV in various ways.

Subject to the supervision of the Board of Trustees, the Adviser is responsible for managing the investment activities of the Fund. The Adviser leverages deep industry relationships, an experienced investment team, and resources to source, underwrite, and manage investments across market cycles. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee (the “Management Fee”) computed at the annual rate of 1.50% of the daily net assets.

Pursuant to the Management Fee Waiver Agreement, the Adviser has contractually agreed to a Management Fee Waiver such that the Management Fee shall not exceed an amount equal to the annual rate of 0.95% of the Fund’s average daily net assets. This agreement will remain in place until [_____], 2026 and may be terminated (i) at any time by the Board upon 60 days’ prior written notice to the Adviser; or (ii) by Adviser at the annual expiration date of the agreement upon 60 days’ prior written notice to the Fund, in each case without payment of any penalty. The Management Fee Waiver Agreement will not provide for recoupment of waived expenses.

In addition to the Management Fee Waiver described above, the Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least [_____], 2026 to (i) waive its management fees and (ii) pay or absorb the ordinary operating expenses of the Fund and the organizational and offering expenses of the Fund (excluding expenses directly related to the costs of making investments, including interest and structuring costs for borrowings and line(s) of credit, taxes, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses (if any), distribution and shareholder servicing fees, and extraordinary expenses), to the extent that its management fees plus the Fund’s expenses exceed 2.50% per annum of the Fund’s average daily net assets attributable to each of Class I Shares, Class A-1 Shares and Class A-2 Shares. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days’ written notice to the Adviser. The Expense Limitation Agreement will not provide for the recoupment of expenses waived, paid or reimbursed pursuant to this agreement.

The Adviser is obligated to pay expenses associated with providing the investment services stated in the Investment Advisory Agreement.

A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement with the Adviser will be available in the Fund’s annual report to Shareholders for fiscal period ending March 31, 2026.

Administrative Services

Pursuant to an Administration Agreement, the Adviser furnishes the Fund with administrative services necessary for the operation of the Fund, including office facilities, equipment, clerical, bookkeeping, compliance, and record keeping services, oversight of Fund service providers (including any the Administrator), assistance in accounting, investor relations, legal, compliance, operations, being responsible for the financial records that the Fund is required to maintain and preparing reports to the Fund’s Shareholders and reports filed with the SEC. There is no separate fee paid in connection with the services provided, however the Fund will reimburse the Adviser for the Fund’s allocable portion of certain expenses incurred by the Adviser in performing its obligations under Administration Agreement. Reimbursable expenses include the costs, for the fair and equitable allocable share of the compensation, including annual base salary, bonus, any related withholding taxes and employee benefits, paid to and other costs related to (i) personnel of the Adviser and/or its affiliates, as applicable, serving as executive officers and any other officers, based on the percentage of his or her time spent devoted to the Fund’s corporate and other non-investment advisory affairs and (ii) other corporate finance, tax, accounting, internal audit, investor relations, legal, risk management, operations, compliance and other non-investment personnel of the Adviser and/or its affiliates who spend all or a portion of their time managing the Fund’s affairs, with the allocable share of the compensation of such personnel being as reasonably determined by the Adviser to appropriately reflect the amount of time spent devoted by such personnel to the Fund’s affairs. The Administration Agreement may be terminated by either party without penalty upon 60-days’ written notice to the other party. The Adviser may from time to time delegate all or a portion of the administrative services provided under the Administration Agreement to one or more parties selected by the Adviser, including its affiliates.

Fund Expenses

The Fund pays all expenses attributable to its operations not expressly assumed by the Adviser in the Investment Advisory Agreement, including, without limitation, distribution and shareholder servicing fee, independent Trustees’ fees and expenses, association membership dues, legal and auditing fees, taxes, transfer and dividend disbursing agent fees, shareholder servicing costs, expenses relating to shareholder meetings, expenses of registering its Shares under federal and state securities laws, expenses of preparing, printing and mailing prospectuses and shareholder reports to shareholders, insurance premiums, and other expenses connected with executing portfolio transactions. The Fund pays all expenses related to its investment program, including, but not limited to, expenses borne indirectly through the Fund’s investments in the underlying assets, all costs and expenses directly related to due diligence of portfolio transactions for the Fund such as direct and indirect expenses associated with the Fund’s investments (whether or not consummated), and enforcing the Fund’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased; margin fees; and fees paid to third-party providers for due diligence and valuation services.

Portfolio Management

Leonard Tannenbaum, Peter McNitt and Johanna White are primarily responsible for the day-to-day management of the Fund’s investment portfolio.

Below is biographical information relating to the portfolio managers:

Leonard Tannenbaum, CFA

Mr. Tannenbaum has been a portfolio manager of the Fund since its inception. He is the manager of the Adviser and Founder and Executive Chairman of Tannenbaum Capital Group, an alternative investment firm specializing in private credit, real estate, and strategic general partnerships. Previously, Mr. Tannenbaum was the Chief Executive Officer and Founder of Fifth Street Capital, an asset manager with over $5 billion in AUM, which was sold to Oaktree in 2017.

Peter McNitt, CFA

Mr. McNitt has been a portfolio manager of the Fund since its inception. He is the Adviser’s Chief Investment Officer. He was formerly a Senior Analyst at the Federated Kaufmann Fund, a growth focused mutual fund. Mr. McNitt is a generalist who actively managed equity portfolio across sectors, geographies, and market capitalizations. Mr. McNitt was previously an investment banking analyst at JPMorgan.

Johanna White, CFA

Ms. White has been a portfolio manager of the Fund since its inception. She leads a dedicated underwriting team at Tannenbaum Capital Group. Ms. White has more than 10 years of experience lending to public and private companies and performing in-depth collateral analysis to evaluate hard assets, financial assets, and intangible assets, including real estate, equipment, receivables, inventory, intellectual property, and other assets. Ms. White has extensive experience structuring and negotiating transactions both at inception and throughout the life of the transaction. Ms. White previously served as a Credit Analyst at JGB Management Inc., an opportunistic private credit fund, where she focused on the origination, diligence, structuring and portfolio management of direct loans.

[Indemnification

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Adviser, its members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with any of them are entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under the Investment Advisory Agreement or otherwise as an investment adviser of the Fund.]

Administrator

UMB Fund Services, Inc., which has its principal office at 235 West Galena Street, Milwaukee, Wisconsin 53212, serves as administrator for the Fund.

Pursuant to the Administration Agreement with the Fund, the Administrator furnishes the Fund with clerical, bookkeeping and record keeping services. The Administrator also performs, or oversees the performance of, certain of the Fund’s required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, being responsible for the financial records that the Fund is required to maintain and preparing reports to the Shareholders and reports filed with the SEC. In addition, the Administrator generally oversees the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others.

Control Persons and Principal Holders of Securities

Persons that, to the Fund’s knowledge, beneficially own, directly or through one or more controlled companies, more than 25% of the outstanding Shares of the Fund may be deemed to “control” (as that term is defined in the 1940 Act) the Fund and may be able to affect or determine the outcome of matters presented for a vote of the Shareholders of the Fund.

[Leonard M. Tannenbaum, an affiliated person of the Adviser, has provided the initial investment in the Fund. For so long as Mr. Tannenbaum has a greater than 25% interest in the Fund, he may be deemed to be a “control person” of the Fund for purposes of the 1940 Act.]

Organization and Offering Costs

The Adviser will bear the organizational costs of the Fund and the initial offering expenses related to the continuous offering of Shares, covering expenses like legal fees, printing costs, and the initial seed audit expenses incurred in through the effective date of the Fund’s registration statement. This arrangement is outlined in the Expense Limitation Agreement between the Fund and the Adviser.

The Fund will bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares. The ongoing offering costs will be subject to the Expense Limitation Agreement. As of [_______], the Fund has not completed its first sale of shares in its public offering. Therefore, organizational and offering expenses are not recorded in the accompanying Statement of Assets and Liabilities.

DETERMINATION OF NET ASSET VALUE

The Fund expects to determine its NAV for each class of Shares daily, as of the close of regular trading on the New York Stock Exchange (the “NYSE”). The NAV per share for each class of Shares is determined by dividing the value of total assets attributable to the class minus liabilities attributable to the class by the total number of Shares outstanding of the class at the date as of which the determination is made.

The Fund conducts the valuation of its investments, upon which the Fund’s NAV is based, and account for all other assets and liabilities at all times consistent with GAAP and the 1940 Act. The Fund values its investments in accordance with the provisions of the FASB ASC Topic 820 Fair Value Measurements and Disclosures of the Financial Accounting Standards Board’s Accounting Standards Codification, as amended (“ASC 820”), and Rule 2a-5 under the 1940 Act, which defines fair value as the value of a portfolio investment for which market quotations are not readily available. In accordance with Rule 2a-5 under the 1940 Act, the Board has designated the Adviser as the valuation designee to perform fair value determinations related to the Fund’s investments, subject to the Board’s oversight and periodic reporting requirements.

A market quotation is “readily available” only when it is a quoted price (unadjusted) in active markets for identical instruments that a fund can access at the measurement date, provided that such a quotation is not considered to be readily available if it is not reliable. ASC 820 prioritizes the use of observable market prices derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a readily available market quotation for these investments existed, and these differences could be material.

Investments for which market quotations are readily available will typically be valued at those market quotations. To validate market quotations, the Adviser will utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Adviser does not adjust the prices unless it has a reason to believe market quotations are not reflective of the fair value of an investment.

The prices provided by a nationally recognized pricing service are typically based on the mean of bid and ask prices for each investment for which market quotations are available. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments, various relationships observed in the market between investments and calculated yield measures based on valuation technology commonly employed in the market for such investments. Broker quotes may also be used to value investments.

Any investments and other assets for which such current market quotations are not readily available are valued at fair value (“Fair Valued Assets”) as determined in good faith by a committee of the Adviser under the Fund’s valuation procedures established by, and under the general supervision and responsibility of, the Board. The pricing of all Fair Valued Assets and determinations thereof shall be reported by the Adviser as valuation designee to the Board at each regularly scheduled quarterly meeting. These valuation approaches involve some level of estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity. The Board may modify the valuation procedures from time to time.

For investments without reliable market quotations, the Adviser will generally value such assets on a monthly (or in certain cases, where monthly valuations are not practicable, quarterly) basis with assistance from one or more independent valuation firms to the extent necessary. Daily valuations made between these monthly (or quarterly) determinations will generally be at the most recent monthly (or in certain cases, quarterly) valuation, and the Adviser will monitor such assets on a daily basis for market related (generally credit spread driven) or investment specific events which would warrant a material change in valuation. If the Adviser determines such a change has occurred with respect to one or more investments, the Adviser will, pursuant to authority delegated by the Board, determine whether to update the daily value for each relevant investment, with assistance from one or more independent valuation firms, where applicable, in accordance with our valuation policy, and if the Adviser determines such an update is necessary, will update such valuation as soon as reasonably practicable with the assistance of one or more independent valuation firms to the extent necessary. Because such valuations are inherently uncertain, they often reflect only periodic information received by the Adviser about the underlying investments’ operations, which may be on a lagged basis and therefore fluctuate over time and can be based on estimates.

As part of the valuation process, the Adviser will generally take into account relevant factors in determining the fair value of our investments for which reliable market quotations are not readily available, including and in combination, as relevant: (i) the nature and realizable value of any collateral; (ii) the underlying investment’s ability to make payments based on its earnings and cash flow; (iii) the markets in which the underlying investment does business; and (iv) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Adviser, with the assistance of independent valuation firms, where applicable, considers whether the pricing indicated by the external event corroborates its valuation.

The Fund’s most recently determined NAV per share for each class of Shares will be available daily on the Fund’s website at [website].

CONFLICTS OF INTEREST

The Adviser and its affiliates may manage other investment vehicles that have investment objectives that compete or overlap with the Fund, such investment vehicles have invested and may in the future from time to time invest in, the same investments as the Fund as well as the Fund’s target asset classes. This may apply to existing investment vehicles or investment vehicles that may be organized in the future. Consequently, the Fund, on the one hand, and these other investment vehicles, on the other hand, may from time to time pursue the same or similar loan opportunities. To the extent such other investment vehicles seek to acquire the same target assets as the Fund, the scope of opportunities otherwise available to Fund may be adversely affected and/or reduced. The Adviser may also give advice to such other investment vehicles that may differ from the advice given to the Fund, even though their investment objectives may be the same or similar to Fund. See also “Conflicts of Interest Risk.”

The Adviser has adopted conflicts of interest policies and procedures relating to its investment advisory activities and is to be used as a guide for compliance with applicable legal standards, the federal securities laws, and the Adviser’s policies. The Adviser and its affiliates endeavor to allocate investment opportunities in a fair and equitable manner, subject to established policies and procedures and applicable law. The policies of the Adviser and its affiliates are intended to enable the Fund to share equitably with any other investment vehicles that are managed by affiliates of the Adviser. In general, loan and investment opportunities are allocated taking into consideration various factors, including, among others, the relevant investment vehicles’ available capital, investment objectives or strategies, regulatory restrictions, risk profiles and existing or prior positions in a borrower, particular loan or portfolio company, their potential conflicts of interest, the nature of the opportunity and market conditions, as well as the rotation of loan or investment opportunities. Nevertheless, it is possible that the Fund may not be given the opportunity to participate in certain loans or other investment opportunities made by investment vehicles managed by affiliates of the Adviser. In addition, there may be conflicts in the allocation of loan and investment opportunities among the Fund and the other investment vehicles managed by affiliates of the Adviser.

The Adviser and the Fund expect to apply for an exemptive order from the SEC that would expand the Fund’s ability to co-invest alongside other funds (including private funds) managed by the Adviser or its affiliates in privately negotiated portfolio investments. There is no assurance that the Adviser or the Fund will receive such an exemptive order on a timely basis or at all, or, if granted, may be granted with conditions that limit or restrict the Fund’s ability to participate in such co-investment. Unless and until the Fund receives such co-investment exemptive order from the SEC, the Fund will only invest in co-investment opportunities where the transaction is permitted under existing regulatory guidance, such as transactions in which price is the only negotiated term. Ultimately, if the co-investment exemptive order is not granted, the Fund may not be able to obtain the Fund’s desired exposure to certain credit strategies, which could impact the Fund’s ability to achieve its investment objectives.

To the extent the Adviser and the Fund receive such an exemptive order, the Adviser may determine that the Fund should invest on a side-by-side basis with one or more TCG Managed Funds. In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the Co-Investments Order, if granted by the SEC. Co-investments made under the Co-Investments Order will be subject to compliance with the conditions and other requirements contained in the Co-Investments Order, which could limit the Fund’s ability to participate in a co-investment transaction. Pursuant to the Co-Investments Order, the Board may establish Board criteria clearly defining co-investment opportunities in which the Fund will have the opportunity to participate with one or more public or private funds managed by TCG that target similar assets. If an investment falls within the Board criteria and is otherwise consistent within the Fund’s then-current investment objectives and strategies, TCG must present the investment opportunity to the Adviser to consider the investment opportunity for participation by the Fund. The Fund may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for the Fund (e.g., based on investment strategy, portfolio construction or other considerations). The co-investment would generally be allocated to us and the other funds that target similar assets pro rata based on available capital for the particular investment. If the Adviser determines that such investment is not appropriate for the Fund, the investment will not be allocated to the Fund, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting.

In the event investment opportunities are allocated among the Fund and TCG Managed Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although the Advisers endeavor to allocate investment opportunities in a fair and equitable manner, the Fund is not generally permitted to co-invest in any portfolio company in which a fund managed by TCG or any of its downstream affiliates (other than the Fund and its downstream affiliates) currently has an investment. However, the Fund may co-invest with funds managed by TCG or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and its allocation procedures.

From time to time, the Fund and TCG Managed Funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities.

By reason of the various activities of the Adviser and its affiliates, the Adviser and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.

The Adviser has adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with its fiduciary obligations to clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions may have the effect of favoring the interests of other clients, provided that the Adviser believes such voting decisions to be in accordance with its fiduciary obligations.

Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

SHARE REPURCHASE PROGRAM

The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop in the foreseeable future. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time, at a desired price or in a desired amount. No Shareholder will have the right to require the Fund to repurchase such Shareholder’s Shares or any portion thereof. Shareholders may not transfer their investment from the Fund to any other registered investment company. Because no public market exists for the Shares, and none is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors. Thus, the Shares are appropriate only as a long-term investment.

The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without Shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its Shares at NAV on a regular schedule. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding Shares, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at NAV, subject to approval of the Board. The schedule requires the Fund to make repurchase offers every three months. The Fund expects the first repurchase offer to be issued in the second full calendar quarter after the date that the Fund’s registration statement becomes effective.

The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice is sent to Shareholders at least 21 calendar days before the Repurchase Request Deadline, which is ordinarily on the third Friday of the month in which the repurchase occurs. The Fund expects to determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the Repurchase Pricing Date. The Fund expects to distribute payment to Shareholders between one to three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such date.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.

Notice to Shareholders

No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of the Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The notice also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the Shares will be the Fund’s NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call [toll-free number] to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.

With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the Shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis, which may result in the Fund not honoring the full amount of a required minimum distribution requested by a Shareholder.

There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

Repurchase Fee on Shares Repurchased within One Year of Purchase

Repurchases of Shares from Shareholders by the Fund will be paid in cash as described below. The Fund does not impose any charges in connection with repurchases of Shares except with respect to Shares held for less than one year. An early repurchase fee (the “Early Repurchase Fee”) payable to the Fund will be charged with respect to the repurchase of a Shareholder’s Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder’s purchase of the Shares. The Early Repurchase Fee will equal 1.00% of the NAV of the Class A-2 Shares repurchased less than one year from the date of purchase. Once Shareholders have held Shares for a year, no fee will be assessed in association with a Share repurchase. The Early Repurchase Fee is payable to the Fund and not to the Advisers. An Early Repurchase Fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and will not discriminate unfairly against any Shareholder.

Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act. The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (2) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.

Consequences of Repurchase Offers

From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to mitigate these effects.

These and other possible risks associated with the Fund’s repurchase offers are described under “Principal Risks of Investment in the Fund-Repurchase Offers Risk” above. In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders, potentially even to those Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Tax Aspects” below.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a brief description of the anticipated capital structure of the Fund. This section describes the material features of the capital structure of the Fund. Further information on the Fund’s capital structure is available in the Declaration of Trust and Bylaws, which are each exhibits to the registration statement of which this Prospectus is a part.

The Fund is a Delaware statutory trust established under the laws of the State of Delaware by the Declaration of Trust. The Declaration of Trust provides that the Trustees may authorize separate series or classes of Shares of beneficial interest of the Fund. Preferred shares may be issued in one or more series, with such rights as determined by the Board, by action of the Board without the approval of the Shareholders.

The Declaration of Trust authorizes the issuance of an unlimited number of Shares. The Fund intends to offer three classes of Shares: Class I Shares, Class A-1 Shares and Class A-2 Shares. The Fund has applied for an exemptive order from the SEC with respect to the Fund’s multi-class structure. Class A-1 Shares and Class A-2 Shares will not be offered to investors until the Fund receives an exemptive order permitting the multi-class structure. There is no assurance that the Fund will be granted the exemptive order. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses” above.

Shareholders will be entitled to the payment of dividends and other distributions when, as and if declared by the Board. All Shares have equal rights to the payment of dividends and the distribution of assets upon liquidation. Shares will, when issued, be fully paid and non-assessable, and will have no preemptive or conversion rights or rights to cumulative voting. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the holders of the Shares according to their respective rights.

The Fund does not intend to hold annual meetings of Shareholders. If the Fund does hold a meeting of Shareholders, Shares of the Fund entitle their holders to one vote for each Share held. Each fractional Share shall be entitled to a proportionate fractional vote, except as otherwise provided by the Declaration of Trust, Bylaws, or required by applicable law.

The Fund will send unaudited reports at least semi-annually and audited financial statements annually to all of its Shareholders.

The Shares are not, and are not expected to be, listed for trading on any national securities exchange nor is there expected to be any secondary trading market in the Shares.

The following table shows the amount of Shares of the Fund that were authorized and outstanding as of [_______]:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by the Fund for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Class I Shares	[__]	[__]	[__]
Class A-1 Shares	[__]	[__]	[__]
Class A-2 Shares	[__]	[__]	[__]

Although it has no present intention to do so, the Fund may determine in the future to issue preferred shares or other senior securities to add leverage to its portfolio. Any such preferred shares would have complete priority upon distribution of assets over the Shares.

PLAN OF DISTRIBUTION

Foreside Financial Services, LLC, located at Three Canal Plaza, Suite 100, Portland, Maine 04101, serves as the Fund’s principal underwriter and acts as the distributor of the Shares (the “Distributor”) on a best efforts basis, subject to various conditions. The Shares are offered for sale through the Distributor at NAV plus any applicable sales load. The Distributor also may enter into agreements with financial intermediaries and their agents that are authorized to buy and sell Shares of the Fund (collectively, “Financial Intermediaries”) for the sale and servicing of the Shares. In reliance on Rule 415 of the Securities Act, the Fund intends to offer its Shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to offer any specific number or dollar amount of the Shares, but will use its best efforts to offer the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund Shares.

[Pursuant to the Distribution Agreement, the Fund has agreed to indemnify the Distributor and certain of the Distributor’s affiliates against certain liabilities, including certain liabilities arising under the federal securities laws. To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund and each Trustee against certain liabilities under the federal securities laws and in connection with the services rendered to the Fund.]

The Adviser or its affiliates, in the Adviser’s discretion and from its own resources, may pay additional compensation to Financial Intermediaries in connection with the sale of Fund Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediaries’ registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by Shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Additionally, the Fund pays a servicing fee to the Financial Intermediaries or financial institutions and for providing ongoing services in respect of clients with whom it has distributed Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request. Although the Fund may use financial firms that sell Shares to effect portfolio transactions for the Fund, the Fund and the Adviser will not consider the sale of Shares as a factor when choosing financial firms to effect those transactions.

The Fund may also directly enter into agreements with Financial Intermediaries pursuant to which it will pay the Financial Intermediary for services such as networking or sub-transfer agency, including the maintenance of “street name” or omnibus accounts and related sub-accounting, record-keeping and administrative services provided to such accounts. Payments made pursuant to such agreements are generally based on either (1) a percentage of the average daily net assets of clients serviced by such Financial Intermediary, or (2) the number of accounts serviced by such Financial Intermediary. From time to time, the Adviser or its affiliates may pay a portion of the fees for networking or sub-transfer agency at its or their own expense and out of its or their own resources. These payments may be material to Financial Intermediaries relative to other compensation paid by the Fund and/or the Distributor, the Adviser and their affiliates. The payments described above may differ and may vary from amounts paid to the Fund’s transfer agent for providing similar services to other accounts. The Financial Intermediaries are not audited by the Fund, the Adviser or their service providers to determine whether such intermediary is providing the services for which they are receiving such payments.

[The Fund anticipates that the initial closing of the Fund will occur on such date as the Fund receives greater than $[_____] in aggregate indications of interest to subscribe for Shares, but may occur on such earlier or later date as the Fund may determine in its sole discretion. The Fund reserves the right to reject any subscription in whole or in part.]

The Fund reserves the right, in its sole discretion, to suspend the offering of Shares of the Fund or to reject any purchase order, in whole or in part, when, in the judgment of management, such suspension or rejection is in the best interests of the Fund.

Share Classes

The Fund intends to offer three separate classes of Shares, designated as Class I Shares, Class A-1 Shares and Class A-2 Shares, which are offered in this Prospectus. The Fund has applied for an exemptive order from the SEC with respect to the Fund’s multi-class structure. Class A-1 Shares and Class A-2 Shares will not be offered to investors until the Fund receives an exemptive order permitting the multi-class structure. There is no assurance that the Fund will be granted the exemptive order.

Each Share class represents an investment in the same portfolio of investments, but each class has its own expense structure and arrangements for Shareholder services or distribution, which allows you to choose the class that best fits your situation and eligibility requirements.

Class I Shares

Class I Shares are sold at the prevailing NAV and are not subject to any upfront sales load. Class I Shares are not subject to a Distribution and Servicing Fee.

Class I Shares are offered for investment to investors such as pension and profit sharing plans, employee benefit trusts, endowments, foundations, corporations, including certain non-U.S. investment companies operating as “feeder funds,” and individuals that can meet the minimum investment amount. Class I Shares may also be offered through certain financial firms that charge their customers transaction or other fees with respect to their customers’ investments in the Fund.

Class A-1 Shares and Class A-2 Shares

Class A-1 Shares are sold at the prevailing NAV and are not subject to any upfront sales load. Class A-2 Shares are sold at the prevailing NAV, plus the applicable sales load. Class A-1 Shares and Class A-2 Shares are subject to a Distribution and Servicing Fee.

Class A-1 Shares and Class A-2 Shares are not available for purchase directly from the Distributor and are primarily offered and sold to retail investors by certain broker-dealers which are members of FINRA and which have agreements with the Distributor to sell Class A-1 Shares and Class A-2 Shares, but may be made available through other financial firms, including banks and trust companies and to specified benefit plans and other retirement accounts.

The Fund has applied to the SEC for exemptive relief to offer multiple classes of shares and to adopt separate distribution and service plans for Class A-1 Shares and Class A-2 Shares (the “Distribution and Service Plans”). Such exemptive relief would permit the Adviser and the Fund to designate multiple classes of Shares and impose class specific early withdrawal charges and/or annual asset-based distribution fees on the assets of the various classes of Shares to be used to pay for expenses incurred in fostering the dividend of the Shares of the particular class. Pursuant to the terms of such exemptive relief, the Fund and/or the Adviser may be required to comply with certain regulations that would not otherwise apply. Each Distribution and Servicing Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it intends to undertake to comply with the terms of Rule 12b-1 as a condition of the exemptive order under the 1940 Act. Each Distribution and Servicing Plan permits the Fund to compensate the Distributor for providing or procuring through financial firms, distribution, administrative, recordkeeping, shareholder and/or related services with respect to the Class A-1 Shares and Class A-2 Shares, as applicable. Most or all of the distribution and/or service fees are paid to financial firms through which Shareholders may purchase or hold Class A-1 Shares and Class A-2 Shares, as applicable. Because these fees are paid out of the applicable share class’s assets on an ongoing basis, over time they will increase the cost of an investment in Class A-1 Shares and Class A-2 Shares and may cost you more than other types of sales charge.

The maximum annual rates at which the distribution and/or servicing fees may be paid under the Distribution and Servicing Plan for Class A-1 Shares and Class A-2 Shares (calculated as a percentage of the Fund’s average daily net assets attributable to the Class A-1 Shares and Class A-2 Shares) is 0.50%.

Purchasing Shares

The following section provides basic information about how to purchase Shares of the Fund.

The Fund typically offers and sells its shares to U.S. residents, and certain non-U.S. investment companies operating as “feeder funds,” but may also offer and sell its shares directly or indirectly to other non-U.S. residents from time to time, including in private transactions. For purposes of this policy, a U.S. resident is defined as an account with (i) a U.S. address of record and (ii) all account owners residing in the U.S. at the time of sale.

If you are eligible to buy Class I Shares as well as either Class A-1 Shares and Class A-2 Shares, you should buy Class I Shares because Class A-2 Shares may be subject to sales charges, and each of Class A-1 Shares and Class A-2 Shares will pay an annual distribution and/or service fee.

Individual shareholders who purchase Shares through Financial Intermediaries, pensions or profit sharing plans may not be eligible to hold Shares outside of their respective plan or Financial Intermediary platform. Certain broker-dealers with agreements with the distributor are authorized to receive purchase and repurchase requests for transmission to the Fund and in some cases may designate other Financial Intermediaries to receive such orders.

Class A-1 Shares and Class A-2 Shares

Eligible investors may purchase Class A-1 Shares and Class A-2 Shares through Financial Intermediaries. Class A-1 Shares and Class A-2 Shares are not available for purchase directly from the Distributor.

Through Financial Intermediaries—Class A-1 Shares and Class A-2 Shares are primarily offered and sold to retail investors by certain broker-dealers which are members of FINRA and which have agreements with the Fund’s distributor to offer Class A-1 Shares and Class A-2 Shares, but may be made available through other financial firms, including banks and trust companies and to specified benefit plans and other retirement accounts. Your broker-dealer or other financial firm may establish higher or lower minimum investment requirements than the Fund and may also independently charge you transaction or other fees and additional amounts (which may vary) in return for its services, which will reduce your return. Shares you purchase through your broker-dealer or other financial firm will normally be held in your account with that firm and instructions for buying, selling, exchanging or transferring Class A-1 Shares and Class A-2 Shares must be submitted by your broker-dealer or other financial firm on your behalf.

Class I Shares

Eligible investors may purchase Class I Shares in the following ways: (1) through Financial Intermediaries; and (2) through the Fund, directly.

Through Financial Intermediaries—Class I Shares may be offered through certain financial firms that charge their customers transaction or other fees with respect to their customers’ investments in the Fund. Your broker-dealer or other financial firm may establish higher or lower minimum investment requirements than the Fund and may also independently charge you transaction or other fees and additional amounts (which may vary) in return for its services, which will reduce your return. Shares you purchase through your broker-dealer or other financial firm will normally be held in your account with that firm. If you purchase shares through a broker-dealer or other financial firm, instructions for buying, selling, exchanging or transferring Class I Shares must be submitted by your financial firm or broker-dealer on your behalf.

Through the Fund—You should discuss your investment with your financial advisor before you make a purchase to be sure the Fund is appropriate for you. Investors who meet the minimum investment amount and wish to invest directly in Class I Shares may obtain an account application online at [website] or by calling [toll-free number].

By Mail:

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to:

Overnight:	Regular Mail:
[_______]	[_______]

All checks must be in U.S. dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks. To prevent check fraud, the Fund will neither accept third-party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of Shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent may charge a fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to Shareholders. The Fund reserves the right to reject any application.

By Wire-Initial Investment:

To make an initial investment in the Fund, the transfer agent must receive a completed account application from a Financial Intermediary before an investor wires funds. The Financial Intermediary may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at [toll-free number] for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

[Entity Name]

[Address Line 1]

[Address Line 2]

ABA#: [_______]

Credit: [_______]

Account Number: [_______]

(shareholder registration)

(shareholder account number)

Automatic Investment Plan-Subsequent Investments:

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. Please contact your registered representative/investment adviser for more information about the Fund’s Automatic Investment Plan.

In compliance with the USA Patriot Act of 2001, the Transfer Agent will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Registered representatives/investment advisers may call the Investor Relations Department at [toll-free number] for additional assistance when completing an application.

If the Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five business days if clarifying information/documentation is not received.

Investment Minimums

The minimum initial investment for Class I Shares is $1 million per account, except that the minimum investment may be higher or lower for certain financial firms that submit orders on behalf of their customers, the Trustees and certain employees and their extended family members of the Adviser and its affiliates. There is no minimum subsequent investment amount.

The minimum initial investment for Class A-1 Shares and Class A-2 Shares is $2,500 per account, except that the minimum investment may be higher or lower for certain financial firms that submit orders on behalf of their customers, the Trustees and certain employees and their extended family members of the Adviser and its affiliates. The minimum subsequent investment amount for Class A-1 Shares and Class A-2 Shares is $[__], except for purchases made pursuant to the Fund’s DRIP or as otherwise permitted by the Fund.

In addition, there is no initial or subsequent investment minimum for Trustees or officers of the Fund, directors, officers and employees of the Adviser or Distributor or any of their affiliates. The Fund will reserve the right to waive investment minimums. Minimum investment amounts may also be waived in the discretion of the Fund or the Adviser.

Sales Load Waiver – Class A-2 Shares

Unless eligible for a sales load waiver, investors purchasing Class A-2 Shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor in Class A-2 Shares may be up to 3.00%. Although the Fund is permitted to charge a maximum sales charge of 3.00%, the Fund has elected to currently charge a maximum sales charge of 2.00%.

A reallowance to participating broker-dealers may be made by the Distributor from the sales load paid by each investor. You do not pay a sales load on the Fund’s distributions or dividends you reinvest in additional Class A-2 Shares.

Investors may be able to buy Class A-2 Shares without a sales load, if applicable (i.e., “load-waived”), when they are: (i) reinvesting distributions; (ii) a current or former Trustee of the Fund; (iii) an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in Section 152 of the Code) of the Adviser or its affiliates; or (iv) purchasing Class A-2 Shares through a Financial Intermediary that has a special arrangement with the Fund. It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of subscription. Notice should be provided to the Financial Intermediary through whom the subscription is made so it can notify the Fund.

DISTRIBUTIONS

The Fund intends to make a distribution each month to its Shareholders of the net investment income of the Fund after payment of Fund operating expenses. The dividend rate may be modified by the Board from time to time.

To the extent that any portion of the Fund’s monthly distributions are considered a return of capital to Shareholders, such portion would not be considered dividends for U.S. federal income tax purposes, and would represent a return of the amounts that such Shareholders invested. Although such return of capital distributions are not currently taxable to Shareholders, such distributions will have the effect of lowering a Shareholder’s tax basis in such Shares, and could result in a higher tax liability when the Shares are sold, even if they have not increased in value, or in fact, have lost value. The Fund’s final distribution for each tax year is expected to include any remaining investment company taxable income and net tax-exempt income undistributed during the tax year, as well as any undistributed net capital gain realized during the tax year. If the total distributions made in any tax year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. This distribution policy, may, under certain circumstances, have adverse consequences to the Fund and its Shareholders because it may result in a return of capital resulting in less of a Shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell securities at a time it would not otherwise do so to manage the distribution of income and gain. The initial distribution will be declared on date determined by the Board.

Each year, a statement identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, which is a nontaxable distribution) will be furnished to Shareholders subject to IRS reporting. Fund ordinary distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. To the extent that the Fund pays distributions to Shareholders using proceeds it receives from Fund distributions, such distributions generally would constitute a return of investor capital and generally will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

As discussed in the “Tax Aspects” section, to qualify for and maintain RIC tax treatment, the Fund is required to distribute on a timely basis with respect to each tax year dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of “investment company taxable income” and net tax-exempt interest income, determined without regard to any deduction for dividends paid, for such tax year. To avoid certain excise taxes imposed on RICs, the Fund is required to distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gain net income for previous calendar years that were not distributed during such calendar years and on which the Fund paid no U.S. federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to Shareholders.

Dividend Reinvestment Plan

The Fund will operate under the DRIP administered by the Transfer Agent (the “Plan Administrator”). Pursuant to the DRIP, the Fund’s distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund.

Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to [_______], c/o [_______], [address]. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by the Plan Administrator at least 15 days prior to the record date of the distribution or the Shareholder will receive such Distribution in Shares through the DRIP. Under the DRIP, the Fund’s distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.

When the Fund declares a distribution, the Plan Administrator, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s NAV per share.

The Plan Administrator will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. The Plan Administrator will hold Shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those Shares purchased pursuant to the DRIP. Each participant, nevertheless, has the right to request certificates for whole and fractional Shares owned. The Fund will issue certificates in its sole discretion. The Plan Administrator will distribute all proxy solicitation materials, if any, to participating Shareholders.

In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the DRIP, the Plan Administrator will administer the DRIP on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRIP.

Neither the Plan Administrator nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRIP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. See “Tax Aspects.”

The Fund reserves the right to amend or terminate the DRIP. There is no direct service charge to participants with regard to purchases under the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

All correspondence concerning the DRIP should be directed to [_______], c/o [_______], [address]. Certain transactions can be performed by calling the toll free number [_____].

AGREEMENT AND DECLARATION OF TRUST

The Declaration of Trust and the Bylaws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status.

The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office with or without cause by a vote of two-thirds of the remaining Trustees or by a vote of the holders of at least two-thirds of Shares. These voting thresholds are not required under Delaware or federal law. The anti-takeover provisions in the Declaration of Trust promote stability in the governance of the Fund and limit the risk that the Fund will be subject to changes in control, operational changes or other changes that may not be in the best interests of Shareholders.

The Declaration of Trust requires the affirmative vote of not less than seventy-five percent (75%) of the Shares of the Fund to approve, adopt or authorize an amendment to the Declaration of Trust that makes the Shares a “redeemable security” as that term is defined in the 1940 Act, unless such amendment has been approved by a majority of the Trustees then in office, in which case approval by the vote of a majority of the outstanding voting securities, as defined in the 1940 Act, is required, notwithstanding any provisions of the Bylaws. Upon the adoption of a proposal to convert the Fund from a “closed-end company” to an “open-end company”, as those terms are defined by the 1940 Act, and the necessary amendments to the Declaration of Trust to permit such a conversion of the Fund’s outstanding Shares entitled to vote, the Fund shall, upon complying with any requirements of the 1940 Act and state law, become an “open-end” investment company. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the Shares otherwise required by law, or any agreement between the Fund and any national securities exchange.

The Trustees may from time to time grant other voting rights to Shareholders with respect to these and other matters in the Bylaws, certain of which are required by the 1940 Act.

The overall effect of these provisions is to render more difficult the accomplishment of the assumption of control of the Fund by a third party and/or the conversion of the Fund to an open-end investment company. The Trustees has considered the foregoing provisions and concluded that they are in the best interests of the Fund and its Shareholders, including holders of the Shares.

The Declaration of Trust provides that a Shareholder may not bring a derivative action on behalf of the Fund unless:(a) the Shareholder makes a pre-suit demand upon the Trustees to bring the subject action (unless an effort to cause the Trustees to bring such an action is not likely to succeed as determined under the terms of the Declaration of Trust); (b) Shareholders eligible to bring such derivative action who collectively hold Shares representing ten percent (10%) or more of the total combined net asset value of all Shares issued and outstanding join in the request for the Trustees to commence such action (the “10% Threshold”); and (c) the Trustees are afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim. The Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Trustees determine not to bring such action (the “Shareholder Undertaking”). The provisions of the Declaration of Trust regarding the 10% Threshold and the Shareholder Undertaking do not apply to claims arising under the federal securities laws.

Under the Declaration of Trust, actions by Shareholders against the Fund asserting a claim governed by Delaware law or the Fund’s organizational documents must be brought in the Court of Chancery of the State of Delaware or any other court in the State of Delaware with subject matter jurisdiction. Shareholders also waive the right to jury trial to the fullest extent permitted by law. This exclusive jurisdiction provision may make it more expensive for a Shareholder to bring a suit but does not apply to claims arising under the federal securities laws.

The Declaration of Trust also includes an irrevocable waiver of the right to trial by jury in all such claims, suits, actions and proceedings. Any person purchasing or otherwise acquiring any of the Shares shall be deemed to have notice of and to have consented to these provisions of the Declaration of Trust. The exclusive forum provision, derivative action provision and jury trial waiver provision may limit a Shareholder’s ability to bring a claim in a judicial forum or in a manner that it finds favorable for disputes with the Fund or the Fund’s trustees or officers, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision, derivative action provision or the jury trial waiver provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions or in other manners, which could have a material adverse effect on the Fund’s business, financial condition and results of operations.

The foregoing is qualified in its entirety by reference to the full text of the Declaration of Trust and the Bylaws, both of which are on file with the SEC.

TAX ASPECTS

The following is a description of the material U.S. federal income tax considerations affecting the Fund and the material U.S. federal income tax consequences of owning and disposing of Shares. The discussion below provides general tax information related to an investment in Shares of the Fund, but this discussion does not purport to be a complete description of the U.S. federal income tax consequences of an investment in the Shares. It is based on the Code and Treasury regulations thereunder and administrative pronouncements, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. In addition, it does not describe all of the tax consequences that may be relevant in light of a Shareholder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to Shareholders subject to special tax rules, such as certain financial institutions; dealers or traders in securities who use a mark-to-market method of tax accounting; persons holding Shares as part of a hedging transaction, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the Shares; entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes; real estate investment trusts; regulated investment companies; insurance companies; U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar; or tax-exempt entities, including “individual retirement accounts” or “Roth IRAs.” Unless otherwise noted, except as otherwise specifically provided below, the following discussion applies only to a Shareholder that holds Shares as a capital asset (generally, property held for investment) and is a U.S. Shareholder.

A “U.S. Shareholder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Shares and is:

(i)	an individual who is a citizen or resident of the United States;

(ii)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

(iii)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)	a trust if it (x) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

A “non-U.S. Shareholder” is a beneficial owner of Shares that is not a U.S. Shareholder or an entity that is treated as a partnership for U.S. federal income tax purposes.

An investment in the Shares is complex, and certain aspects of the U.S. tax treatment of such investment are not certain. Tax matters are very complicated and the tax consequences to a Shareholder of an investment in the Fund will depend on the facts of such Shareholder’s particular situation. Shareholders are strongly encouraged to consult their own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Shares, as well as the effect of state, local and foreign tax laws and the effect of any possible changes in tax laws.

Taxation of the Fund

The Fund intends to elect to be treated as, and intends to qualify in each taxable year as, a RIC under Subchapter M of the Code. To qualify as a RIC for any taxable year, the Fund must, among other things, satisfy both an income test and an asset test for such taxable year. Specifically, (i) at least 90% of the Fund’s gross income for such taxable year must consist of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of stock, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and net income derived from interests in “qualified publicly traded partnerships” (such income, “Qualifying RIC Income”) and (ii) the Fund’s holdings must be diversified so that, at the end of each quarter of such taxable year, (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items, securities of other RICs, U.S. Government Securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer and

(b) not more than 25% of the value of the Fund’s total assets is invested (x) in securities (other than U.S. Government Securities or securities of other RICs) of any one issuer, (y) in securities (other than securities of other RICs) of two or more issuers that the Fund controls (by owning 20% or more of the outstanding voting securities of such issuer) and that are engaged in the same, similar or related trades or businesses or (z) in the securities of one or more “qualified publicly traded partnerships.” The Fund’s share of income derived from a partnership other than a “qualified publicly traded partnership” will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Fund. A “qualified publicly traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (i) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (ii) less than 90% of its gross income for the relevant taxable year consists of Qualifying RIC Income. The Code provides that the Treasury Department may by regulation exclude from Qualifying RIC Income foreign currency gains that are not directly related to the RIC’s principal business of investing in stock or securities (or options and futures with respect to stock or securities). The Fund anticipates that, in general, its foreign currency gains will be directly related to its principal business of investing in stock and securities.

As a RIC, the Fund generally is not subject to U.S. federal income tax on its “investment company taxable income” and net capital gain (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes (or is deemed to distribute, including amounts that are reinvested pursuant to the DRIP, as described below) to its Shareholders, provided that it distributes on a timely basis (or is deemed to timely distribute) with respect to each taxable year at least 90% of its “investment company taxable income” and its net tax-exempt interest income for such taxable year. In general, a RIC’s “investment company taxable income” for any taxable year is its taxable income, determined without regard to net capital gain and with certain other adjustments. The Fund distributes, and intends to continue to distribute, all or substantially all of its “investment company taxable income,” net tax-exempt interest income (if any) and net capital gain on an annual basis. Any taxable income, including any net capital gain, that the Fund does not distribute to its Shareholders in a timely manner (or that is not deemed to timely distribute) will be subject to U.S. federal income tax at regular corporate rates.

The Fund’s qualification and taxation as a RIC depends upon the Fund’s ability to satisfy on a continuing basis, through actual, annual operating results, distribution, income and asset, and other requirements imposed under the Code. However, no assurance can be given that the Fund will be able to meet the complex and varied tests required to qualify as a RIC or to avoid corporate level tax. In addition, because the relevant laws may change, compliance with one or more of the RIC requirements may be impossible or impracticable.

If the Fund retains any net capital gains for reinvestment, it may elect to treat such capital gains as having been distributed to its Shareholders. If the Fund makes such an election, each Shareholder will be required to report its share of such undistributed net capital gain as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Fund on such undistributed net capital gain as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly-filed U.S. federal income tax return to the extent that the credit exceeds such liability. In addition, each Shareholder will be entitled to increase the adjusted tax basis of its Shares by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Fund will make this election if it retains all or a portion of its net capital gain for a taxable year.

A RIC will be subject to a nondeductible 4% excise tax at the Fund level on certain amounts that it fails to distribute during each calendar year. In order to avoid this excise tax, a RIC must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year; (ii) 98.2% of its capital gain net income for the one-year period ended on October 31 of the calendar year (or, at the election of a RIC having a taxable year ending November 30 or December 31, for its taxable year) and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For purposes of determining whether the Fund has met this distribution requirement, (i) certain ordinary gains and losses that would otherwise be taken into account for the portion of the calendar year after October 31 will be treated as arising on January 1 of the following calendar year and (ii) the Fund will be deemed to have distributed any income or gains on which it paid U.S. federal income tax in the taxable year ending within the relevant calendar year. The Fund intends generally to make distributions sufficient to permit it to avoid the imposition of this excise tax, but there can be no assurance in this regard.

If the Fund failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gain, even if such income were distributed to its Shareholders, and all distributions out of earnings and profits would be taxed to Shareholders as ordinary dividend income. Any distributions in excess of earnings and profits would be treated first as a return of capital to the extent of a Shareholder’s basis in the Shares, and then as capital gain. Such distributions generally would be eligible for the dividends-received deduction in the case of corporate Shareholders and may also be eligible for treatment by non-corporate Shareholders as “qualified dividend income,” provided in each case that certain holding period and other requirements were satisfied. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (any of which could be subject to interest charges) before re-qualifying for taxation as a RIC. If the Fund fails to satisfy the income test or diversification test described above, however, it may in certain circumstances be able to avoid losing its status as a RIC by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax.

Some of the investments that the Fund is expected to make, such as investments in debt securities that are treated as issued with original issue discount, could cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property. Because the distribution requirements described above will apply to this income, the Fund may be required to borrow money, dispose of other securities at disadvantageous times, raise additional equity or debt capital, take out loans, forego new investment opportunities or otherwise take actions that are disadvantageous to the Fund’s business (or be unable to take actions that are advantageous to the Fund’s business) in order to make the relevant distributions.

If the Fund utilizes leverage through the issuance of preferred shares or borrowings, it will be prohibited from declaring a distribution or dividend if it would fail the applicable asset coverage test(s) under the 1940 Act after the payment of such distribution or dividend. In addition, certain covenants in credit facilities or indentures may impose greater restrictions on the Fund’s ability to declare and pay dividends on Shares. Limits on the Fund’s ability to pay dividends on Share may prevent the Fund from meeting the distribution requirements described above, and may therefore jeopardize the Fund’s qualification for taxation as a RIC or subject the Fund to income or excise tax on undistributed income. The Fund will endeavor to avoid restrictions on its ability to make dividend payments. If the Fund is precluded from making distributions on the Shares because of any applicable asset coverage requirements, the terms of the preferred shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed for the Fund to meet the distribution requirements for qualification as a RIC, will be paid to the holders of the preferred shares as a special distribution. This distribution can be expected to decrease the amount that holders of preferred shares would be entitled to receive upon redemption or liquidation of the shares.

Certain of the Fund’s investments are expected to be subject to special U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (ii) convert lower-taxed long-term capital gain or qualified dividend income into higher-taxed short-term capital gain or ordinary income; (iii) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited; (iv) adversely affect when a purchase or sale of stock or securities is deemed to occur; (v) adversely alter the intended characterization of certain complex financial transactions; (vi) cause the Fund to recognize income or gain without a corresponding receipt of cash and (vii) produce income that will not constitute Qualifying RIC Income. The application of these rules could cause the Fund to be subject to U.S. federal income tax or the nondeductible 4% excise tax and, under certain circumstances, could affect the Fund’s status as a RIC. The Fund monitors its investments and may make certain tax elections in order to mitigate the effect of these provisions. Moreover, there may be uncertainty as to the appropriate treatment of certain of the Fund’s investments for U.S. federal income tax purposes. For example, the U.S. federal income tax treatment of investments in debt securities that are rated below investment grade is uncertain in various respects.

If the Fund fails to satisfy the income tests described above for any taxable year or the diversification tests described above for any quarter of the taxable year, the Fund may still continue to be taxed as a RIC for the relevant taxable year if the Fund is eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. Additionally, relief is provided for certain de minimis failures of the diversification requirements where the Fund corrects the failure within a specified period. If the applicable relief provisions are not available or cannot be met, all of the Fund’s income would be subject to U.S. federal income tax at the regular corporate rates as described below. The Fund cannot provide assurance that the Fund would qualify for any such relief should the Fund fail the income or the diversification tests.

If the Fund were to fail to meet the RIC requirements for more than two consecutive years and then seek to requalify as a RIC, the Fund would be required to pay U.S. federal income tax at the regular corporate rates on the unrealized appreciation recognized during the succeeding five-year period unless the Fund make a special election to recognize gain to the extent of any unrealized appreciation in the Fund’s assets at the time of requalification.

If the Fund is unable to qualify for treatment as a RIC, and relief is not available as discussed above, the Fund would be subject to tax on all of the Fund’s taxable income at the regular corporate U.S. federal income tax rate (and the Fund also would be subject to any applicable state and local taxes). The Fund would not be able to deduct distributions to Shareholders and would not be required to make distributions for U.S. federal income tax purposes. Distributions generally would be taxable to Shareholders as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Any distributions in excess of earnings and profits would be treated first as a return of capital to the extent of a Shareholder’s basis in the Shares, and then as capital gain. Subject to certain limitations under the Code, corporate U.S. Shareholders would be eligible for the dividends-received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the Shareholder’s adjusted tax basis in its Shares, and any remaining distributions would be treated as capital gains.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund may carry net capital losses from any taxable year forward to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains. The Fund may carry net capital losses forward to one or more subsequent taxable years without expiration. The Fund must apply such carryforwards first against gains of the same character.

In determining its net capital gain, including in connection with determining the amount available to support a distribution of net capital gain, its taxable income and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31 or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to such portion of the taxable year) or late-year ordinary loss (generally, the sum of its (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion, if any, of the taxable year after October 31, and its (ii) other net ordinary loss attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.

Distributions

Distributions of the Fund’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of “qualified dividend income,” generally be taxable to the Shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Properly reported distributions (or deemed distributions, as described above), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time the Shareholder has owned Shares. The ultimate tax characterization of the Fund’s distributions made in a taxable year cannot be determined until after the end of the taxable year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the current and accumulated earnings and profits of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a Shareholder as a return of capital that will be applied against and reduce the Shareholder’s basis in its Shares (but not below zero). To the extent that the amount of any such distribution exceeds the Shareholder’s basis in its Shares, the excess will be treated as gain from a sale or exchange of the Shares. If the Fund issues preferred shares, its earnings and profits must be allocated first to such preferred shares, and then to the Shares, in each case on a pro rata basis.

Distributions out of the Fund’s current and accumulated earnings and profits will not be eligible for the 20% pass-through deduction under Section 199A of the Code.

A distribution by the Fund will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to Shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

It is expected that a very substantial portion of the Fund’s income will consist of ordinary income. For example, interest and original issue discount derived by the Fund will constitute ordinary income. In addition, gain derived by the Fund from the disposition of debt securities with “market discount” (generally, securities purchased by the Fund at a discount to their stated redemption price) will be treated as ordinary income to the extent of the market discount that has accrued, as determined for U.S. federal income tax purposes, at the time of such disposition unless the Fund makes an election to accrue market discount on a current basis. In addition, certain of the Fund’s investments will be subject to special U.S. federal income tax provisions that may affect the character, increase the amount and/or accelerate the timing of income earned by the fund. Dividends distributed by the Fund to a corporate Shareholder will qualify for the dividends-received deduction only to the extent that the dividends consist of properly reported distributions of qualifying dividends received by the Fund. In addition, any such dividends-received deduction will be disallowed or reduced if the corporate Shareholder fails to satisfy certain requirements, including a holding period requirement, with respect to its Shares. Properly reported distributions of “qualified dividend income” to an individual or other non-corporate Shareholder made or deemed made by the Fund will be subject to tax at reduced maximum rates, provided that the Shareholder meets certain holding period and other requirements with respect to its Shares. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Given the Fund’s investment strategy, it is not expected that a large portion of the distributions made by the Fund will be eligible for the dividends-received deduction (in the case of corporate Shareholders) or for treatment as “qualified dividend income” (in the case of individual Shareholders).

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares pursuant to the DRIP. Unless a Shareholder elects otherwise, all distributions will be automatically reinvested in additional Shares of the Fund pursuant to the Fund’s dividend reinvestment plan. If the Shares are trading below NAV, Shareholders receiving distributions in the form of additional Shares will be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash. If the Fund issues additional Shares with a fair market value equal to or greater than NAV, however, Shareholders will be treated as receiving a distribution in the amount of the fair market value of the distributed Shares.

The Fund has the ability to declare a large portion of a dividend in Shares. As long as the aggregate amount of cash available to be distributed to all Shareholders is at least 20% of the aggregate declared distribution and certain other requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, a U.S. Shareholder will be taxed on 100% of the fair market value of the dividend on the date the dividend is received in the same manner as a cash dividend, even if most of the dividend is paid in Shares. If Shareholders purchase Shares shortly before the record date of a distribution, the price of the Shares will include the value of the distribution and such U.S. Shareholder will be subject to tax on the distribution even though it economically represents a return of his, her or its investment.

The IRS currently requires that a RIC that has two or more classes of stock allocate to each class proportionate amounts of each type of its income (such as ordinary income, capital gains and dividends qualifying for the dividends-received deduction) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred shares, the Fund will allocate capital gain dividends and dividends qualifying for the dividends-received deduction, if any, between its Shares and shares of preferred stock in proportion to the total dividends paid to each class with respect to such tax year. Shareholders will be notified annually as to the U.S. federal tax status of distributions, and Shareholders receiving distributions in the form of additional Shares will receive a report as to the NAV of those Shares.

The Fund will not be considered to be a “publicly offered” RIC if the Fund does not have at least 500 Shareholders at all times during a taxable year and the Shares are not treated as continuously offered pursuant to a public offering or the Shares are not regularly traded on an established securities market. The Fund expects to be treated as a “publicly offered” RIC, although no assurances can be provided. Very generally, pursuant to Treasury Department regulations, expenses of a RIC that is not “publicly offered,” except those specific to the Fund’s status as a RIC or separate entity (e.g., registration fees or transfer agency fees), are subject to special “pass-through” rules. These expenses (which include direct and certain indirect advisory fees) are treated as additional dividends to certain Fund Shareholders (generally including other regulated investment companies that are not “publicly offered,” individuals and entities that compute their taxable income in the same manner as an individual), and, other than in the case of a Shareholder that is a RIC that is not “publicly offered,” are not deductible by those Shareholders under current law. In addition, if the Fund is not “publicly offered”, the Fund will be subject to limitations on the deductibility of certain “preferential dividends” that are distributed to Shareholders on a non-pro-rata basis.

Net Investment Income Tax

An additional 3.8% tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceed certain threshold amounts. Shareholders are urged to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.

Passive Foreign Investment Companies

Equity investments by the Fund in certain “passive foreign investment companies” (“PFICs”) could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the PFIC or on proceeds received from the disposition of shares in the PFIC. This tax cannot be eliminated by making distributions to Fund Shareholders. However, the Fund may elect to avoid the imposition of that tax. For example, Fund may elect to treat a PFIC as a “qualified electing fund” (i.e., make a “QEF election”), in which case the Fund will be required to include its share of the company’s income and net capital gains annually, regardless of whether it receives any distribution from the company. The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed by the Fund to avoid taxation. Making either of these elections therefore may require the Fund to sell other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return. Because it is not always possible to identify a foreign corporation as a PFIC, the Fund may incur the tax and interest charges described above in some instances. Dividends paid by PFICs will not be eligible to be treated as “qualified dividend income.”

Foreign Currency Transactions

The Fund’s transactions in foreign currencies, foreign currency-denominated debt obligations and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Any such net gains could require a larger dividend toward the end of the calendar year. Any such net losses will generally reduce and potentially require the recharacterization of prior ordinary income distributions and may accelerate Fund distributions to Shareholders and increase the distributions taxed to Shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by the Fund to offset income or gains earned in subsequent taxable years.

Sale or Exchange of Shares

A Shareholder may recognize capital gain or loss on the sale or other disposition of Shares. The amount of the gain or loss will be equal to the difference between the amount realized and the Shareholder’s adjusted tax basis in the relevant Shares. Such gain or loss generally will be a long-term capital gain or loss if the Shareholder’s holding period for such Shares is more than one (1) year. Otherwise, such gain or loss on the taxable disposition of Fund Shares will be treated as short-term capital gain or loss. Under current law, net long-term capital gains recognized by non-corporate Shareholders are generally subject to reduced maximum rates. The deductibility of capital losses are subject to various limitations under the Code.

Losses realized by a Shareholder on the sale or exchange of Shares held for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or deemed received, as discussed above) with respect to such Shares. In addition, no loss will be allowed on a sale or other disposition of Shares if the Shareholder acquires (including pursuant to the DRIP), or enters into a contract or option to acquire, Shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss.

A repurchase by the Fund of a Shareholder’s Shares pursuant to a repurchase offer (as described in the Prospectus) generally will be treated as a sale or exchange of the Shares by a Shareholder provided that either (i) the Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares, thereby reducing the Shareholder’s percentage ownership of the Fund, whether directly or by attribution under Section 318 of the Code, to 0%, (ii) the Shareholder meets numerical safe harbors under the Code with respect to percentage voting interest and reduction in ownership of the Fund following completion of the repurchase offer, or (iii) the repurchase offer otherwise results in a “meaningful reduction” of the Shareholder’s ownership percentage interest in the Fund, which determination depends on a particular Shareholder’s facts and circumstances.

If a tendering Shareholder’s proportionate ownership of the Fund (determined after applying the ownership attribution rules under Section 318 of the Code) is not reduced to the extent required under the tests described above, such Shareholder will be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the Shares held (or deemed held under Section 318 of the Code) by the Shareholder after the repurchase offer (a “Section 301 distribution”). The amount of this distribution will equal the price paid by the Fund to such Shareholder for the Shares sold, and will be taxable as a dividend, i.e., as ordinary income, to the extent of the Fund’s current or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the Shareholder’s tax basis in the Shares held after the repurchase offer, and thereafter as capital gain. Any Fund Shares held by a Shareholder after a repurchase offer will be subject to basis adjustments in accordance with the provisions of the Code.

Provided that no tendering Shareholder is treated as receiving a Section 301 distribution as a result of selling Shares pursuant to a particular repurchase offer, Shareholders who do not sell Shares pursuant to that repurchase offer will not realize constructive distributions on their Shares as a result of other Shareholders selling Shares in the repurchase offer. In the event that any tendering Shareholder is deemed to receive a Section 301 distribution, it is possible that Shareholders whose proportionate ownership of the Fund increases as a result of that repurchase offer, including Shareholders who do not tender any Shares, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount equal to the increase in their percentage ownership of the Fund as a result of the repurchase offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it.

Use of the Fund’s cash to repurchase Shares may adversely affect the Fund’s ability to satisfy the distribution requirements for treatment as a RIC described above. The Fund may also recognize income in connection with the sale of portfolio securities to fund Share purchases, in which case the Fund would take any such income into account in determining whether such distribution requirements have been satisfied.

Reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC acquired after January 1, 2012, is required to the IRS and to taxpayers. Shareholders are urged to contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Under U.S. Treasury regulations, if a Shareholder recognizes losses with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct stockholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders are urged to consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments on the Shares and the proceeds from a sale or other disposition of the Shares. A Shareholder will be subject to backup withholding (currently, at a rate of 24%) on all such payments if it fails to provide the payor with its correct taxpayer identification number (generally on an IRS form W-9) and to make required certifications or otherwise establish an exemption from backup withholding. Corporate Shareholders and certain other Shareholders generally are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld pursuant to these rules may be credited against the applicable Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Shareholders

The following discussion only applies to certain non-U.S. Shareholders. If you are not a non-U.S. Shareholder, the following discussion does not apply to you. Whether an investment in the Shares is appropriate for a non-U.S. Shareholder will depend upon that person’s particular circumstances. An investment in the Shares by a non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders are urged to consult their tax advisers before investing in the Shares.

The U.S. federal income taxation of a Shareholder that is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “non-U.S. Shareholder”) depends on whether the income that the Shareholder derives from the Fund is “effectively connected” with a U.S. trade or business carried on by the Shareholder.

If the income that a non-U.S. Shareholder derives from the Fund is not “effectively connected” with a U.S. trade or business carried on by such non-U.S. Shareholder, distributions of “investment company taxable income” will generally be subject to a U.S. federal withholding tax at a rate of 30% (or a lower rate under an applicable treaty).

Properly reported dividends received by a nonresident alien or foreign entity are generally exempt from U.S. federal withholding tax when they (a) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, reduced by expenses that are allocable to such income), or (b) are paid in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on the circumstances, the Fund may report all, some or none of the Fund’s potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, and a portion of the Fund’s distributions (e.g., interest from non-U.S. sources or any foreign currency gains) would be ineligible for this potential exemption from withholding. In order to qualify for this exemption from withholding, a non-U.S. Shareholder would need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN or W-8BEN-E or substitute Form). There can be no assurance as to what portion of the Fund’s distribution will be eligible for this exemption.

A non-U.S. Shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business (or, if an income tax treaty is applicable, is not attributable to a permanent establishment maintained by the non-U.S. Shareholder in the United States) will generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares of the Fund. If, however, such a non-U.S. Shareholder is a nonresident alien individual and is physically present in the United States for 183 days or more during the taxable year and meets certain other requirements such capital gain dividends, undistributed capital gains and gains from the sale or exchange of Share will be subject to a 30% U.S. tax.

If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a non-U.S. Shareholder (and, if an income tax treaty is applicable, is attributable to a permanent establishment maintained by the non-U.S. Shareholder in the United States), any distributions of “investment company taxable income,” any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares of the Fund will be subject to U.S. income tax, on a net income basis, in the same manner, and at the rates applicable to, U.S. persons. If such a non-U.S. Shareholder is a corporation, it may also be subject to the U.S. branch profits tax.

The Fund has the ability to declare a large portion of a dividend in Shares. As long as the aggregate amount of cash available to be distributed to all Shareholders is at least 20% of the aggregate declared distribution and certain other requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, non-U.S. Shareholders will be taxed on 100% of the fair market value of the dividend on the date the dividend is received in the same manner as a cash dividend (including the application of withholding tax rules described above), even if most of the dividend is paid in Shares. In such a circumstance, the Fund may be required to withhold all or substantially all of the cash the Fund would otherwise distribute to a non-U.S. Shareholder.

Non-U.S. Shareholders should contact their intermediaries regarding the application of withholding rules to their accounts.

In order for a non-U.S. Shareholder to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a non-U.S. Shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute form). Non-U.S. Shareholders should consult their tax advisors in this regard.

Currently proposed legislation would, if adopted, increase the U.S. withholding tax on payments to certain “discriminatory” non-U.S. countries by 5 percentage points, increasing annually by an additional 5 percentage points, with a cap of 20 percentage points over the otherwise applicable withholding tax rate. Because this legislation is new, it is currently unclear how it will be applied in connection to existing statutory or treaty exemptions or reductions.

Special rules (including withholding and reporting requirements) apply to non-U.S. partnerships and those holding Fund Shares through non-U.S. partnerships. Additional considerations may apply to non-U.S. trusts and estates. Investors holding Fund Shares through non-U.S. entities should consult their tax advisers about their particular situation.

A non-U.S. Shareholder or a beneficial holder of Shares that is a non-U.S. person may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal income tax referred to above.

Backup Withholding

The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of taxable distributions and redemption proceeds paid to any individual Shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the Shareholder’s U.S. federal income tax liability provided the appropriate information is furnished to the IRS.

Other Reporting and Withholding Requirements

In addition, the Fund is required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts (“FATCA”). Under proposed Treasury regulations, which may be relied upon by taxpayers until final Treasury regulations are published, there is no FATCA withholding on certain capital gains distributions and gross proceeds from a sale or disposition of Fund Shares. To avoid withholding, foreign financial institutions will need to (i) enter into agreements with the IRS that state that they will provide the IRS information, including the names, addresses and taxpayer identification numbers of direct and indirect U.S. account holders, comply with due diligence procedures with respect to the identification of U.S. accounts, report to the IRS certain information with respect to U.S. accounts maintained, agree to withhold tax on certain payments made to non-compliant foreign financial institutions or to account holders who fail to provide the required information, and determine certain other information as to their account holders, or (ii) in the event that an applicable intergovernmental agreement and implementing legislation are adopted, comply with such intergovernmental agreement and its implementing legislation and provide local revenue authorities with similar account holder information. Other foreign entities will need to either provide the name, address, and taxpayer identification number of each substantial U.S. owner or certifications of no substantial U.S. ownership unless certain exceptions apply. Under some circumstances, a non-U.S. Shareholder may be eligible for refunds or credits of such taxes.

Shareholders that are U.S. persons and own, directly or indirectly, more than 50% of the Fund could be required to report annually their “financial interest” in the Fund’s foreign “financial accounts,” if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). Shareholders should consult a tax advisor, and persons investing in the Fund through an intermediary should contact their intermediary, regarding the applicability to them of this reporting requirement.

Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary.

Other Taxes

Shareholders may be subject to state, local and non-U.S. taxes on their Fund distributions. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

CUSTODIAN AND TRANSFER AGENT

UMB Fund Services, Inc., which has its principal office at 235 West Galena Street, Milwaukee, Wisconsin 53212, serves as custodian for the Fund, as well as the Fund’s distribution paying agent and transfer agent.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[_____] serves as independent registered public accounting firm for the Fund. [_____] provides audit services and tax compliance services in connection with review of SEC and IRS filings.

LEGAL MATTERS

Certain legal matters will be passed on for the Fund by Chapman and Cutler LLP, 320 South Canal Street, Chicago, Illinois 60606.

ERISA CONSIDERATIONS

Employee benefit plans and other plans subject to ERISA or the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, an “ERISA Plan”) may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions and other standards. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any ERISA Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, neither the Fund nor the Adviser will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan’s investment in the Fund.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA of an investment in the Fund through an ERISA Plan.

FISCAL YEAR; REPORTS

For accounting purposes, the Fund’s fiscal year and tax year is expected to end on March 31. As soon as practicable after the end of each calendar year, a statement identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to IRS reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

TCG STRATEGIC INCOME FUND

SHARES OF BENEFICIAL INTEREST

PROSPECTUS

[_______], 2025

Investors should rely only on the information contained in this Prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this Prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This Prospectus does not constitute an offer to sell any securities other than those to which this Prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This Prospectus speaks as of the date set forth above. Investors should not assume that the delivery of this Prospectus or that any sale made pursuant to this Prospectus implies that the information contained in this Prospectus will remain fully accurate and correct as of any time subsequent to the date of this Prospectus. All dealers that buy, sell or trade the Shares, whether or not participating in the offering, may be required to deliver a prospectus when acting on behalf of the Fund.